SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                       Rule 13e-3 Transaction Statement
                               Amendment No. 1
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934
                  and Rule 13e-3 (ss.240.13e-3) thereunder)


                                Tubby's, Inc.
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                                Name of issuer


 Tubby's, Inc., R Corp, Robert M. Paganes, Peter T. Paganes, Vincent J. Tatone
-----------------------------------------------------------------------------
                      Name of Person(s) Filing Statement


                         Common Stock Par Value $0.01
-----------------------------------------------------------------------------
                         Title of Class of Securities


                                  898551205
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                     CUSIP Number of Class of Securities


                Kenneth Lango, Bodman, Longley & Dahling LLP,
        755 West Big Beaver, Suite 2020, Troy, Michigan 48084,
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                                (248) 362-2110
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Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Person(s) Filing Statement.

Copies to:  Vincent J. Tatone, 6029 E. Fourteen Mile Road,
            Sterling Heights, MI 48312

     This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.   [  ] A tender offer

d.   [  ] None of the above





Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Calculation of Filing Fee

         Transaction Amount:                         $2,290,131.00
         Filing Fee:                                 $458.03

         Valuation*

* The filing fee was determined by calculating one-fiftieth of one percent of the proposed cash payment to shareholders. The transaction contemplates the payment of $1.10 per share in exchange for 2,081,938 shares which equals $2,290,131.80.

         This Rule 13E-3 Transaction Statement relates to a proposed merger providing for the merger of R Corp, a Michigan corporation, with Tubby's, Inc., a New Jersey corporation, with Tubby's to be the surviving corporation. The principal aspect of the proposed merger is that all shareholders, other than three current members of Tubby's management who also constitute a majority of its Board of Directors and all of the shareholders of R Corp, will receive cash in exchange for their shares at the merger price of $1.10 per share.

         The following cross-reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Preliminary Proxy Statement, attached as Exhibit (d), and filed by Tubby's with the Securities and Exchange Commission on the date hereof of the information required to be included in response to the items of this Statement. The information in the Preliminary Proxy Statement, including all Appendixes thereto, is hereby expressly incorporated by reference and the responses to each item are qualified in their entirety by the provisions of the Preliminary Proxy Statement.

                            CROSS-REFERENCE SHEET

                                       WHERE LOCATED IN
ITEM IN SCHEDULE 13E-3           PRELIMINARY PROXY STATEMENT
----------------------           ---------------------------
Item 1 (a)...................... "Introduction"
Item 1 (b)...................... "Introduction"
Item 1 (c)...................... "Market Prices of Tubby's Common Stock"
Item 1 (d)...................... "Market Prices of Tubby's Common Stock"
Item 1 (e)......................                 *




Item 1 (f)......................                 *
Item 2 ......................... "Introduction"
Item 2 (a) - (g)................                 *
Item 3 (a)...................... "Certain Relationships and Related
                                 Transactions of Tubby's and R Corp"
Item 3 (b)...................... "Previous Contacts Between Tubby's
                                 and R Corp"
Item 4 (a) - (b)................ "Description of the Transaction"
Item 5 (a) - (c)................                 *
Item 5 (d) - (g)................ "Description of the Transaction"
Item 6 (a) - (d) ............... "Sources and Amounts of Funds and Other
                                 Consideration"
Item 7 (a) - (d)................ "Purposes, Alternatives, Reasons and
                                 Effects"
Item 8 (a) - (b)................ "Fairness of the Transaction"
Item 9 (a) - (c)................ "Reports, Opinions, Appraisals and
                                 Certain Negotiations"
Item 10 (a)..................... "Security Ownership of Certain Beneficial
                                 Owners and Management"
Item 10 (b).....................                 *
Item 11......................... "Interest of Certain Persons in the
                                 Merger"
Item 12 (a)..................... "Vote Required"
Item 12 (b).....................                 *
Item 13 (a)..................... "Dissenter's Appraisal Rights"
Item 13 (b) - (c)...............                 *
Item 14 (a)..................... "Consolidated Selected Financial
                                 Data of Tubby's, Inc.";
                                 "Management's Discussion and
                                 Analysis of Financial Condition and
                                 Results of Operations of Tubby's";
                                 "Financial Statements"
Item 14 (b).....................                 *
Item 15.........................                 *
Item 16.........................                 *
Item 17 (a)..................... "Sources and Amounts of Funds and Other
                                 Consideration"
Item 17 (b)..................... "Fairness of the Transaction"; "Reports,
                                 Opinions, Appraisals and
                                 Certain Negotiations"
Item 17 (c) .................... "Interests of Certain Persons in the
                                 Merger"
Item 17 (d)..................... "Preliminary Proxy Statement"

*  There is no applicable item contained in the Preliminary Proxy Statement.




Item 1.  Issuer and Class of Security Subject to the Transaction.

    (a)       Tubby's, Inc., 6029 E. Fourteen Mile Road, Sterling Heights,
              MI 48312.
    (b) Common Stock, par value $0.01, 2,584,114 shares outstanding, held by approximately 7,000 holders of record at July 30, 1999.
    (c)       Trades were reported on the NASDAQ Small Cap Market
              (symbol: TUBY) until May 5, 1999. On that date, its shares were delisted for failure to maintain a $1.00 bid price and trades were automatically reported thereafter on the Over the Counter Bulletin Board. The information set forth in the Preliminary Proxy Statement in "Market prices of Tubby's Common Stock" is hereby incorporated by reference.
    (d)       The Information set forth in the Preliminary Proxy
              Statement in "Market Prices of Tubby's Common Stock" is hereby incorporated by reference.
    (e) Neither Tubby's nor an affiliate has made an underwritten public offering of securities during the past three years.
    (f) Neither Tubby's nor an affiliate has purchased any Tubby's common stock since the commencement of Tubby's second full fiscal year proceeding the date of this schedule.

Item 2.  Identity and Background

(a)-(b) Tubby's, Inc., is the issuer of the common stock which is the subject of this transaction. R Corp is a Michigan corporation whose principal business is limited to participating in the subject of this transaction, Robert M. Paganes, Peter T. Paganes, and Vincent J. Tatone are individuals (collectively the "Filing Persons"). The business address of each of the Filing Persons is: 6029 E. Fourteen Mile Road, Sterling Heights, MI 48312.

(c)-(d) Robert M. Paganes is the President and Chief Executive Officer of Tubby's; he has been the President of Tubby's continuously since June 12, 1994 and has been its Chief Executive Officer since August 10, 1994. Peter T. Paganes is the Chairman and Executive Vice President of Tubby's; he has continuously held those positions since June 12, 1994. Vincent J. Tatone is the Secretary and General Counsel of Tubby's. He has been General Counsel since April 1, 1994 and its Secretary since August 10, 1994.

(e)-(f) None of the Filing Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of them been a party to a civil proceeding as a result of which any of them were subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

    (g)       All of the Filing Persons are United States citizens.


Item 3.  Past Contacts, Transactions or Negotiations

(a), (1)(2)   The information set forth in the Preliminary Proxy
              Statement in "Certain Relationships and Related
              Transactions of Tubby's and R Corp" is hereby incorporated by reference.
    (b)       The information set forth in the Preliminary Proxy
              Statement in "Interest of Certain Persons in the Merger" and "Previous Contacts Between Tubby's, Interfoods of
              America, Inc., and R Corp" is hereby incorporated by reference

Item 4.  Terms of the Transaction.

    (a) - (b) The information set forth in the Preliminary Proxy
              Statement in "Description of the Transaction" is hereby incorporated by reference.

Item 5.  Plans or Proposals of the Issuer or Affiliate.

    (a) - (c) These subsections do not apply.
    (d) - (g) If the Merger is approved by its shareholders, Tubby's and the individual Filing Persons will incur both long term and short term indebtedness which will be used to complete the Merger; The information set forth in the Preliminary Proxy Statement in "Sources and Amounts of Funds and Other Consideration" is hereby incorporated by reference. Also, Tubby's will terminate its registration pursuant to Section 12(g)(4) of the Act and will no longer be a reporting company pursuant to Section 15(d) of the Act. It will continue to operate but will do so as a closely held private company with only three shareholders. The information set forth in the Preliminary Proxy Statement in "Description of the Transaction" is hereby incorporated by reference.

Item 6.  Source and Amounts of Funds and Other Consideration.

  (a) - (d)   The information set forth in the Preliminary Proxy
              Statement in "Sources and Amounts of Funds and Other
              Consideration" is hereby incorporated by reference.





Item 7.  Purpose(s), Alternatives, Reasons and Effects.

  (a)  - (d)  The information set forth in the Preliminary Proxy
              Statement in "Purposes, Alternatives, Reasons and Effects" is hereby incorporated by reference.

Item 8.  Fairness of the Transaction.

  (a)  - (e)  The information set forth in the Preliminary Proxy
              Statement in "Fairness of the Transaction" is hereby incorporated by reference.
         (f)  Not applicable.

Item 9.  Reports, Opinions, Appraisals and Certain Negotiations.

  (a)  - (c)  The information set forth in the Preliminary Proxy
              Statement in "Reports, Opinions, Appraisals and Certain Negotiations" is hereby incorporated by reference.

Item 10.  Interest in Securities of the Issuer.

         (a) The information set forth in the Preliminary Proxy Statement in "Security Ownership of Certain Beneficial Owners and Management" is hereby incorporated by reference.
         (b)  Not applicable.

Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

         The information set forth in the Preliminary Proxy Statement in "Interest of Certain Persons in the Merger" is hereby incorporated by reference.

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

         (a) The information set forth in the Preliminary Proxy Statement in "Vote Required" is hereby incorporated by reference.
         (b) No recommendation has been made by the Directors and/or Officers of Tubby's in their individual capacities. The Board of Directors of Tubby's is recommending that the security holders approve the merger.






Item 13.  Other Provision of the Transaction.

        (a)   The information set forth in the Preliminary Proxy Statement in
              "Dissenter's Appraisal Rights" is hereby incorporated by
              reference.
  (b) - (c)   These subparagraphs of Item 13 do not apply.

Item 14.  Financial Information.

        (a) The information set forth in the Preliminary Proxy Statement in "Consolidated Selected Financial Data of Tubby's, Inc.," "Management's Discussion and Analysis of Financial Condition and Results of Operations of Tubby's," and "Financial Statements," is hereby incorporated by reference.
        (b) Pro forma data disclosing the effect of the merger under this paragraph is not material.

Item 15.  Persons and Assets Employed, Retained or Utilized.

         This item does not apply.

Item 16.  Additional Information.

         This item does not apply.

Item 17.  Material to be Filed as Exhibits.

        Tubby's is furnishing the following exhibits:
        (a)   A copy of a loan commitment from Comerica Bank regarding the loans referred to in the answer to Item 6; (b) - (1) A copy of the valuation report prepared by Stout, Risuis, Ross, Inc., referred to in the answers to Items 8 and 9 of this schedule;
  (b) - (2)   A copy of the Fairness Opinion prepared by Stout Risius Ross,
              Inc.
        (c)   A copy of the Stock Purchase, Redemption and Shareholders
              Agreement referred to in Tubby's answer to Item 11 of this schedule.
        (d)   A copy of the Preliminary Proxy Statement.
  (e) - (f)   Materials referred to in these paragraphs of Item 17 do not apply.







                                  SIGNATURE

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Tubby's, Inc.                                R Corp

/s/ Robert M. Paganes                        /s/ Robert M. Paganes
---------------------                        ---------------------
By:  Robert M. Paganes,                      By: Robert M. Paganes
Its:  President and CEO                      Its: President


/s/ Robert M. Paganes                        /s/ Peter T. Paganes
---------------------                        --------------------
Robert M. Paganes, Individually              Peter T. Paganes, Individually

/s/ Vincent J. Tatone
---------------------
Vincent J. Tatone, Individually



Dated: November 1, 1999










                                  EXHIBIT A

                  LOAN COMMITMENT LETTER FROM COMERICA BANK






                                                            [OBJECT OMITTED]

Comerica Bank




                               August 25, 1999

Mr. Robert M. Paganes
President & CEO
Tubby's, Inc.
6029 East Fourteen Mile Rd.
Sterling Heights, Michigan 48312-5801

Re: Provision of Line of Credit, an installment term loan and an interest only term loan by Comerica Bank to Tubby's, Inc., a Michigan corporation an installment term loan to Robert Paganes, Peggy Paganes, Peter Paganes and Vincent Tatone, jointly and severally

Dear Mr. Paganes:

           Comerica Bank ("Bank") has agreed to provide a Line of Credit an installment term loan ("Term Loan A") and an interest only term loan ("Term Loan B") to Tubby's, Inc. ("Company") and an installment term loan to Robert Paganes, Peggy Paganes, Peter Paganes and Vincent Tatone, jointly and severally (the "Individual Borrowers") ("Term Loan C", collectively, the Line of Credit, Term Loan A, Term Loan B and Term Loan C shall constitute the "Loans") subject to the following terms and conditions:

Borrower:

                        (a) with respect to the Line of Credit, Term Loan A
                            and Term Loan B, the Company, and

                        (b) with respect to Term Loan C, the Individual
                            Borrowers.

Purpose: The Line of Credit shall be available for working capital needs of the Company and shall replace the existing line of credit with Bank. Term Loan A, Term Loan B and Term Loan C will be available to finance the Company's and the Individual Borrowers' respective purchases of Company's capital stock pursuant to a series of transactions resulting in Guarantor's owning 100% of the capital stock of Company.

Line of Credit Amount:  Advances and readvances under the Line of Credit shall be available in aggregate amount at any time outstanding not to exceed lesser of $400,000 or 75% of 60 day eligible accounts receivable.

Term Loan A:            An amount up to $1,000,000.

Term Loan B:            An amount up to $500,000.

Term Loan C:            An amount up to $250,000.




Term: The balance under the Line of Credit shall be fully due on April 1, 2000 (the "Maturity Date"). Term Loan A shall be due and payable sixty (60) months from the date of execution and delivery of the promissory note evidencing Term Loan A (the "Due Date"). Term Loan B shall be due and payable twenty four (24) months from the date of execution and delivery of the promissory note evidencing Term Loan B. Term Loan C shall be due and payable twelve (12) months from the date of execution and delivery of the promissory note evidencing Term Loan C ("Expiration Date").

Interest Rate:          The Line of Credit Loan shall bear interest at
                        one-quarter percent (0.25%) above the announced prime rate of Bank, as in effect from time to time (the
                        "Prime Rate"). Term Loan A shall bear interest at one-quarter percent (0.25%) above the Prime Rate or at a rate fixed (the "Fixed Rate") determined by Bank, in Bank's sole discretion, to be set at the time of closing. Term Loan B shall bear interest at two percent (2%) above the rate for certificates of deposit issued by Bank in the amount and for durations similar to the period to the maturity of Term Loan B. Term Loan C shall bear interest at one-quarter percent (0.25%) above the Prime Rate. In the event the Fixed Rate is applicable to Term Loan
                        A, prepayments of principal thereon shall only be made together with payment to Bank of prepayment compensation determined by Bank, in a manner consistent with ordinary practices for prepayment of fixed rate obligations.

Payments:               Until the Maturity Date, interest only shall be
                        payable monthly on the Line of Credit, with the entire outstanding principal balance plus accrued and unpaid interest due upon the Maturity Date unless such Maturity Date is extended in Bank's sole discretion.

                        Until its maturity, interest only shall be payable monthly on Term Loan B, at which time the entire principle balance and accrued unpaid interest shall be due and payable.


                        Until the Due Date, level monthly installments of principal and interest, each in the amount necessary to fully amortize the principal amount of Term Loan C over a period of fifteen (15) years, with such installments due on the first day of each month, shall be payable on Term Loan C, with the entire principal balance then outstanding plus accrued and unpaid interest due upon the Due Date.




                        Until the Expiration Date, level monthly installments of principal and interest, each in the amount necessary to fully amortized the principal amount of Term Loan C over a period of three (3) years, with such installments due on the first day of each month, shall be payable on Term Loan C, with the entire principal balance then outstanding plus accrued and unpaid interest due on the Expiration Date.

Security:               The Loans will be evidenced by promissory notes in
                        the full amount thereof and the Line of Credit, Term
                        Loan A and Term Loan B shall be secured by:

                        (a) a first mortgage lien on Company's real property
                            located at 13680 Pennsylvania, Southgate,
                            Michigan;

                        (b) a second mortgage lien on Company's real property
                            located at 4140 Garfield, Clinton Township,
                            Michigan;

                        (c) a first security interest in all machinery,
                            equipment, general intangibles personal property, inventory and accounts receivable of Company; and

                        (d) a first security interest in a $500,000
                            certificate of deposit made by the Bank to Borrower.

                        The Loans will be cross-collateralized and cross-defaulted with one another and with all other loans from Bank to Company and or the Individual Borrowers or any of them.

Guarantors:             Robert M. Paganes, Peter T. Paganes and Vincent J.
                        Tatone shall, jointly and severally, fully guaranty payment of the Line of Credit, Term Loan A and Term
                        Loan B provided, however, that the guaranties shall be limited to $300,000 of the principal amount of such Loans for each Guarantor, plus interest, costs, fees and expenses incurred in connection with the collection or enforcement of such Loans.

                        The guaranty of Robert M. Paganes, and his obligations as an Individual Borrower with respect to Term Loan C, shall be secured by second mortgages on his real property commonly known as 16206 Millar, Clinton Township, Michigan, 23440 Michigan Avenue, Dearborn, Michigan and 6026 Peck, Warren, Michigan.




                        The guaranty of Peter T. Paganes, and his obligations as an Individual Borrower with respect to Term Loan C, shall be secured by first mortgages on his real property commonly known as 2700 W. 14 Mile Road, Royal Oak, Michigan and 953 Country Club Drive, St. Clair Shores, Michigan.

                        The guaranty of Vincent J. Tatone, and his obligations as an Individual Borrower with respect to Term Loan C, shall be secured by a second mortgage on his real property commonly known as 48805 Presidential, Macomb Township, Michigan and a first mortgage on Unit _____, Pebble Creek Condominium Building 10-204, Naples, Florida.

Commitment Fee:         Company agrees to pay to Bank a Commitment Fee in the
                        amount Five Thousand Dollars ($5,000), which fee shall be deemed earned upon acceptance of this commitment.

Covenants:              The Loans will be subject to the terms of a Letter
                        Agreement containing customary representations, warranties and covenants, and procedures for the administering of Loan advances and will include, among other things, covenants that the Company shall provide Bank:

                        (i) within 90 days after the end of its fiscal year, CPA reviewed financial statements of Company in form satisfactory to Bank, for the fiscal year of Company ended immediately preceding the date for delivery; and

                        (ii) by April 30th of each year, personal financial
                             statements of each Guarantor in form satisfactory to Bank.

                        Additionally, the Letter Agreement shall include a covenant of Company requiring it to reduce the outstanding principal balance of the Line of Credit to zero for a period of not less than 30 consecutive days during each 12 month period that the Line of Credit is in effect.

Special Conditions:     The obligation of Bank to close the Loans is subject
                        to the General Conditions attached hereto as Exhibit A.




           Please indicate your acceptance of this Commitment by signing in the space provided below and returning this original copy together with the $5,000 Commitment Fee within seven (7) business days from the date hereof, after which period this Commitment shall expire and become null and void.

                                           Sincerely,

                                           COMERICA BANK


                                           By:   /s/ Anthony Spanke
                                              ------------------------------
                                                     Anthony Spanke
                                            Its:     Vice President

The undersigned hereby accepts the foregoing Commitment under the terms and conditions set forth therein.

TUBBY'S, INC.


By: /s/    Robert M. Paganes
    -------------------------------
           Robert M. Paganes

Its:       President and CEO
     ------------------------------

Dated:     August 26, 1999
       ----------------------------




                                  EXHIBIT A
                              GENERAL CONDITIONS


           1. Bank shall receive, prior to initial closing, the following, in form and content satisfactory to Bank:

              (a) The guarantees and mortgages described in the commitment letter;

              (b) A policy of mortgage title insurance for each mortgaged property, in the most recent ALTA Standard Loan Policy form, without exceptions, naming Bank as insured, in the full amount of the Loans, issued by a title insurance company acceptable to Bank;

              (c) A current survey for each mortgaged property certified to Bank and to the title insurer in conformity with Bank's survey requirements;

              (d) Such policies of insurance as Bank may request, including general liability, builder's risk, flood insurance, worker's compensation and fire and extended coverage, with mortgagee and loss payable clauses in Bank's favor;

              (e) An opinion of counsel to the Borrower to the effect, among other things, that the loan documents contemplated hereby will be valid, binding and enforceable in accordance with their terms, that the property and the use and occupancy thereof comply with all applicable laws, and ordinances, rules, regulations and restrictions and such other matters as Bank shall require. The precise wording of the opinion shall be satisfactory to Bank's counsel;

              (f) Entity documentation for Borrower, including partnership agreement and certificate, articles of incorporation, bylaws, authorizing resolutions and certificates of good standing;

              (g) Appraisals, or in Bank's sole discretion, a Bank evaluation, in form and substance acceptable to Bank, showing, without limitation, values for the properties as follows:

                  (i)   $150,000 for 13680 Pennsylvania, Southgate, Michigan;

                  (ii)  $270,000 for 41400 Garfield, Clinton Township,
              Michigan;

                  (iii) $675,000 for 16206 Millar, Clinton Township, Michigan;

                  (iv) $260,000 for Unit ____, Pebble Creek Condominium Building 10-204, Naples, Florida; and

                  (v)   $250,000 for 2700 W. 14 Mile Road, Royal Oak,
              Michigan;

              (h) Such other documents, instruments, opinions and assurances as Bank may request.

           2. All instruments and documents required hereby or affecting the real properties, or relating to Borrower's capacity and authority to make the Loans and execute the loan documents and such other documents, instruments, opinions or assurances as Bank may request and all procedures in connection therewith shall be subject to approval, as to form and substance, by Bank and Bank's counsel. All persons and entities responsible for the preparation and/or execution of the instruments specifically required hereby, all obligors thereunder and all persons and entities responsible for the construction of the improvements shall be satisfactory to Bank.

           3. The Loans shall be made without cost to Bank. Borrower shall pay all costs incidental to this transaction (whether internal or external) including Bank's costs for audit fees and related due diligence review of Borrower, and all expenses relating to this transaction, including appraisal fees, inspection fees, title company charges, survey fees and attorney fees. Such costs and expenses shall be paid by Borrower on demand. Bank warrants that it has not contracted with anyone requiring a payment of a brokerage commission. Brokerage commissions, if any, shall be payable by the Borrower or the Guarantor and the acceptance of this commitment shall constitute an undertaking on the part of the Borrower and the guarantors to indemnify Bank against claims of brokers arising in connection with the commitment by Bank to make the Loans or the consummation of the Loans contemplated hereby.

           4. The initial closing shall be held by a date within 90 days from the date of this commitment, and shall be held at Bank's offices which are located at One Detroit Center, 500 Woodward Avenue, Detroit, Michigan 48226, or at such other place as Bank may designate in a written notice by Bank. Unless the initial closing is held within such 90 day period, Bank's obligations hereunder will, at its option, terminate. The portion of the Commitment Fee paid upon acceptance of this Commitment shall be deemed earned, however, regardless of whether the Borrower or guarantors ever comply with all of the conditions of this commitment or the Loans ever close.

           5. The interest rate on the Loans shall be computed on the basis of the actual number of days elapsed over a year of 360 days. In the case of a variable rate, the prime rate to be used shall be the rate announced from time to time by Bank as its prime rate. Unless otherwise indicated, interest shall be due and payable monthly. In the event of a default, interest shall be due and payable at a rate three percent (3%) above the rate which would otherwise be in effect.

           6. Closing on al Loans shall occur simultaneously and the Bank shall not be obligated to close the Loans in the event that a default would exist under the Letter Agreement or any loan document at the time of execution, or if an event has occurred at such time which, with notice and/or the passage of time, would constitute such a default.

           7. This Commitment is issued for the benefit of Borrower and shall not be sold, assigned or in any way conveyed without the prior written approval of Bank.

           8. Bank may assign its interest hereunder to any affiliate or subsidiary of Bank.

           9. This Commitment shall supersede all other agreements, applications and commitments, either written or oral, heretofore entered into between Borrower and Bank.

           10. Borrower and each guarantor warrant that all information submitted to Bank in connection with the Loans is factual and correct. The representations made in any material which has been or shall be submitted to Bank are made to induce Bank to make the Loans to Borrower. Bank shall have no obligation to close the Loans in the event any such representation is untrue. In addition, by accepting this commitment, Borrower shall be deemed to have authorized Bank to conduct such investigations and inquiries as to credit and collateral as Bank deems necessary or desirable in connection with the making of the Loans and the monitoring of the Loans.




















                               EXHIBIT B (1)

                                  VALUATION

                           STOUT RISIUS ROSS, INC.























                                 Valuation of
                                Tubby's, Inc.
                              As of May 31, 1999
















July 15, 1999

Board of Directors
Tubby's, Inc.
c/o Mr. Robert Paganes
6029 East 14 Mile Road
Sterling Heights, MI  48312-5802


Dear Mr. Paganes:

This letter and accompanying report present our estimation of the Fair Value of the common equity of Tubby's, Inc. ("Tubby's" or the "Company"), on a per share basis (2,583,114 shares outstanding) as of May 31, 1999 (the "Valuation Date"). We understand the results of our analysis will be used, in conjunction with our separately issued fairness opinion letter, to assist the Board of Directors in evaluating a merger with R Corp pursuant to which all shareholders of the Company (the "Shareholders"), other than those shareholders that are also shareholders of R Corp, will receive cash in exchange for their shares of Tubby's, Inc. at the price of $1.10 per share. The aforementioned plan of merger is referred to hereinafter as the "Transaction."

In performing our valuation, the term "Fair Value" is defined as the price at which property would exchange between a willing buyer and a willing seller, when the former is not under any undue compulsion to buy and the latter is not under any undue compulsion to sell, both having reasonable knowledge of the relevant facts.

For the purpose of this engagement, we assume the business of Tubby's to be ongoing.

In general, we considered the following factors in performing our analysis:

      o  The nature and history of the Company;

      o The outlook for the economy and industry in which the Company operates;

      o  The book value and financial condition of the Company;

      o  The earning capacity of the Company;

      o  The dividend paying capacity of the Company;

      o Whether goodwill or other intangible value exists within the Company;






      o Previous sales of the Company's stock and the size of the block transferred; and

      o The market prices of companies in the same or similar industries that trade in the open market.

Additional procedures employed in the valuation of the Company included, but were not limited to:

      o Discussions with Tubby's management concerning its business, industry, history, and prospects;

      o A site visit to the Company's headquarters located in Sterling Heights, Michigan; and

      o An analysis of other facts and data resulting in our conclusion of value.

The principal sources of information used in performing our valuation included, but were not limited to:

      o Internally prepared unaudited financial statements for the fiscal years ended November 30, 1995 through 1998;

      o Internally prepared unaudited interim financial statements for the six month periods ended May 31, 1998 and 1999;

      o Tubby's 10-K and 10-Q as of November 30, 1998 and February 28, 1999, respectively, as filed with the Securities Exchange Commission;

      o Tubby's annual reports for the fiscal years ended November 30, 1995 through 1998;

      o U.S. Federal Form 1120 income tax returns for the fiscal years ended November 30, 1993 through 1997;

      o Agreement of Plan of Merger between Tubby's, Inc. and R Corp, dated May 27, 1999;

      o The Proxy Statement regarding the announcement and details of the Transaction; and




      o Franchise offering circular produced by Tubby's, Inc. dated March 31, 1998.


A more detailed description of our procedures, methodologies, assumptions, and conclusions are contained in the accompanying report.

In accordance with the foregoing and as further described in the accompanying report, we estimate the Fair Value of the common equity of Tubby's, Inc. on a per share basis (2,583,114 shares outstanding), as of May 31, 1999, to be:


                           ONE DOLLAR AND TEN CENTS

                                    $1.10

                                * * * * * * *


In performing our analysis, we used and relied on the accuracy and completeness of various financial and other information provided to us by management or obtained from other private and public sources. However, we have not been engaged to compile, review, or examine such information in accordance with standards established by the American Institute of Certified Public Accountants. Accordingly, we do not express an opinion or any other form of assurance thereon.

In addition, we utilized prospective financial information and other assumptions conveyed to us by Tubby's management in our analysis. Whether or not the hypothetical or other assumptions occur, there will usually be differences between the projected and actual results, because events and circumstances frequently do not occur as expected and those differences may be material.

Exhibit E includes a representation letter outlining the Company's responsibilities as they relate to this engagement.

For the purpose of this engagement and report, we have made no investigation of, and assume no responsibility for, the titles to, or liabilities against, the assets or equity of the Company, including but not limited to any contingent or environmental liabilities. Our conclusion of value assumes the assets and liabilities presented in the Company's May 31, 1999 balance sheet were intact as of that date. Any change in the level of assets or liabilities could cause a change in the value we estimated. Furthermore, we assume there are no hidden or unexpected conditions that would adversely affect the value we estimated.

None of our employees who worked on this engagement has any known financial interest in the assets or equity of the Company or the outcome of this valuation. Further, our compensation is neither based nor contingent on the results of our analysis.

Our conclusion of value is applicable for the stated date and purpose only, and may not be appropriate for any other date or purpose.

Our work is only to be utilized by the Board of Directors of the Company as one input to consider in the process of analyzing the contemplated Transaction.

Our analysis will be used solely for the purpose stated herein, and should not be referred to or distributed, in whole or in part, without our prior written consent. We understand, however, that our summary fairness opinion letter (which will be issued separately) may be attached to a proxy statement.

Reference should be made to our summary fairness opinion letter dated July 15, 1999 for additional assumptions and limiting conditions which apply to our analysis and engagement.

Yours very truly,

STOUT RISIUS ROSS, INC.



Gregory A. O'Hara
Managing Director





                              TABLE OF CONTENTS

I.      Overview ....................................    1

II      History and Nature ..........................    3

III     Economic Outlook ............................    7

IV      Industry Outlook ............................   12

V       Valuation Methodology .......................   17

VI      Valuation Analysis ..........................   22

VII     Conclusion of Value .........................   55

                                   EXHIBITS

A       Description of Exhibits .....................   56

B       Historical Financial Statements .............   58

C       Discounted Cash Flow Approach ...............   62

D       Market Comparable Approach ..................   64

E       Management's Letter of Representation .......   66

F       Statement of Qualifications and Certification   68




I. OVERVIEW

This report presents our estimation of the Fair Value of the common equity of Tubby's, Inc. ("Tubby's" or the "Company"), on a per share basis (2,583,114 shares outstanding) as of May 31, 1999 (the "Valuation Date"). We understand the results of our analysis will be used, in conjunction with our separately issued fairness opinion letter, to assist the Board of Directors in evaluating a merger with R Corp pursuant to which all shareholders of the Company (the "Shareholders"), other than those shareholders that are also shareholders of R Corp, will receive cash in exchange for their shares of Tubby's, Inc. at the price of $1.10 per share. The aforementioned plan of merger is referred to hereinafter as the "Transaction."

In performing our valuation, the term "Fair Value" is defined as the price at which property would exchange between a willing buyer and a willing seller, when the former is not under any undue compulsion to buy and the latter is not under any undue compulsion to sell, both having reasonable knowledge of the relevant facts.

A description of the methodologies and procedures used in this valuation and the principal assumptions made are contained in the following sections of this report. Based thereon, we estimate the Fair Value of the common equity of Tubby's, Inc., on a per share basis (2,583,114 shares outstanding), as of May 31, 1999, to be:

                           ONE DOLLAR AND TEN CENTS

                                    $1.10

                                * * * * * * *

Our conclusion of value is applicable for the stated date and purpose only and may not be appropriate for any other date or purpose. Reference should be made to the letter accompanying this report for procedures and various limiting conditions which apply to this valuation and report.

II. HISTORY AND NATURE

Tubby's, Inc. develops, operates, franchises, and services Tubby's Sub Shop restaurants, Tubby's Express, and Stuff Yer Face restaurants. As of May 31, 1999, Tubby's services 90 franchised Tubby's restaurants located in seven states and Canada, plus four Stuff Yer Face franchised restaurants. In addition to servicing the aforementioned restaurants, Tubby's owns and operates three Tubby's restaurants.

Tubby's Sub Shop restaurants ("traditional stores") prepare and serve fresh grilled submarine sandwiches and other quick service food items. Tubby's Sub Shop restaurants offer over 20 different types of subs to choose from. Customers can create made-to-order meals through a variety of meats, cheeses, and toppings. Tubby's Sub Shop's menu also includes soups, salads, curly fries, and desserts. Tubby's growth strategy for Tubby's Sub Shop restaurants is to slowly grow franchises in existing markets (e.g., Detroit, Michigan) and to develop new markets through development agreements.

Tubby's Express restaurants ("nontraditional stores") employ a concept similar to that used by Tubby's Sub Shop restaurants in that the menu is the same; however, Tubby's Express restaurants are different in that they have unique locations (e.g., gas stations and convenience stores). Given their unique locations, Tubby's Express restaurants are smaller in terms of square footage than the traditional freestanding Tubby's Sub Shop restaurants. The Tubby's Express concept is to place restaurants in convenient locations such as malls, convenience stores, and gas stations in an attempt to be "where the customers is," instead of requiring the customer to drive to a traditional sub shop. Most of Tubby's projected growth in new store franchises is expected to come from nontraditional stores.

Stuff Yer Face is a full service restaurant concept specializing in preparing and serving stromboli sandwiches. The stromboli filling includes combinations of cheese, meatballs, sausage, pepperoni, veal, steak, chicken, shrimp, and vegetables. Tubby's has no plans to increase the number of Stuff Yer Face restaurants.

The first Tubby's Sub Shop was started in 1968 by the Paganes family in St. Clair Shores, a suburb of Detroit, Michigan. In 1978, Tubby's, Inc. began franchising the Tubby's Sub Shop concept. In 1988, Tubby's merged with Stuff Yer Face, a publicly traded NASDAQ company, in an attempt to increase liquidity for its shareholders. In 1998, Tubby's started SUBperior Distribution System ("SDS"), a distributor of Tubby's restaurant food and supplies. Tubby's created SDS under the assumption that SDS would be able to provide its franchisees with uniform and consistently high quality products at equivalent or lower prices than other suppliers. SDS is currently the only approved distributor for Tubby's Sub Shops; however, individual franchises may choose to purchase their food and supplies from other vendors.

Tubby's business operations are divided into six subsidiaries: Tubby's Inc., Tubby's Advertising, Inc. ("Tubby's Advertising"), Tubby's Company Stores, Inc. ("Tubby's Company Stores"), SubLine Company, Inc. ("SubLine"), and SDS. Tubby's, Inc. develops and supports franchising operations to individuals or corporations that wish to open one or more Tubby's sub shops. All revenue associated with initial franchise fees and monthly franchise royalty fees are collected and accounted for by Tubby's, Inc. Tubby's Advertising collects advertising revenue from Tubby's franchisees and markets and promotes the Tubby's tradename. Tubby's Advertising was created as a support subsidiary to the franchisees and, as a general rule, it does not expect to earn a profit. Tubby's Company Stores owns and operates three Tubby's restaurants. Tubby's management does not anticipate owning or operating any new restaurants and would like to divest the existing restaurants. SubLine provides equipment and contracting services for new Tubby's franchises.

As previously mentioned, SDS buys and distributes food and other related items to Tubby's franchisees.

Tubby's typical customer is a blue-collar worker who spends, on average, $6 to $7 per visit. Therefore, Tubby's restaurants are located predominately in less affluent neighborhoods. Management estimates the average traditional store generates approximately $300,000 per year in sales.

The fees charged by Tubby's to its franchisees depend on which type of restaurant is purchased. Traditional stores have an initial one-time franchise fee of $15,000. Additionally, new franchisees pay a franchise royalty fee of up to 6.0% of net sales. Moreover, additional revenue is collected when franchisees choose to purchase their store equipment and supplies from SubLine, one of Tubby's subsidiaries. Franchisees also pay an advertising fee to Tubby's Advertising based on a certain percentage of net sales. The advertising fee can vary among restaurants depending on whether they are in a dominant market or nondominant market area. A dominant market area, such as Detroit, is a market area with a large ratio of Tubby's franchises relative to the population. Tubby's will advertise more heavily in a dominant area because of the greater coverage. Conversely, a nondominant market has a low ratio of the number of Tubby's franchises relative to the population. As such, Tubby's Advertising will not advertise as heavily there, but the franchisee is required to make-up the advertising shortfall on their own. Franchisees in a dominant market area pay 3.5% of net sales to Tubby's Advertising and franchisees in nondominant areas pay 1.0% of net sales to Tubby's Advertising.

Nontraditional stores have a slightly different fee schedule due to the store concept. Nontraditional stores have an initial franchise fee of $8,000 and a monthly royalty fee of 6.0% of net sales. Tubby's Express stores are also slightly cheaper to outfit with equipment due to the smaller size of the restaurants compared to traditional Tubby's Sub Shop restaurants. Advertising fees paid to Tubby's Advertising are based on the same fee structure as Tubby's Sub Shop restaurants discussed above.

A significant portion of Tubby's growth will come from development agreements in place as of the Valuation Date. A development agreement confers the right of an independent agent, on a non-exclusive basis, to develop and service the Company's franchised stores in a specific geographical area. Typically, development agreements call for the development agent to open a specified number of stores in their geographical region within a certain time frame. In return for their services, the development agent receives a commission for each new franchise sold. Currently, Tubby's pays development agents a 50% commission on initial franchise fees and a 40% commission on franchise royalties.

Tubby's does not intend to pursue any new development agreements outside existing markets in the near future because the market is too competitive for development agents. As such, Tubby's management believes its best opportunity is to continue to develop existing markets. Additionally, management anticipates higher long-term growth as a result of the benefits associated with SDS (e.g., higher quality food and lower cost structure to the franchisees).

III. ECONOMIC OUTLOOK

The performance of the macroeconomy, individual industries, and firms is inextricably linked. Although some industries and firms seem to defy the economic trends, performing well in a downturn and poorly during an upswing, industrial and economic performance are usually closely related. In our valuation of the Companies, we considered the following economic trends.

Short-Term Economic Outlook

Overall

The United States economy is currently in the midst of its third longest expansionary period since World War II. Since 1994, the overall productive capacity of the economy has continuously increased while unemployment has decreased to the lowest levels since the 1970's. This current expansion can be traced to a number of factors, including decreases in the cost of computers, the strength of the U.S. dollar, and increased corporate profits and stock prices due to cost-cutting measures taken by businesses, and stagnant to declining employer healthcare costs. The result of these factors has been a stable, yet expansionary economy, which has fostered increased consumer and business confidence. Although few economists think that the economy's recent robust levels of growth are sustainable over the long run, the short-term economic outlook is for continued, albeit less aggressive, growth.

Gross Domestic Product

Growth in the U.S. Gross Domestic Product (or "GDP") over the past three years was strong, increasing an average of 3.7% per year. Although many economists had predicted growth of only 3.0% for 1997, the real GDP actually increased 3.9%. This high level of growth continued in 1998 with the real GDP increasing 3.8%. However, this rate of growth is not expected to continue for a number of reasons discussed below. According to projections made by the Congressional Budget Office (or "CBO"), total growth in real GDP should be 2.8% in 1999, slowing to 1.7% growth in 2000.

Business Fixed Investment

The increase in business fixed investment (capital spending) has been dramatic in recent years. Due in part to the lower cost of technological equipment, such as computers and telecommunications equipment, low interest rates, and increasing profits, the real purchases of equipment made by businesses increased 12.1% in 1997. This represents the largest growth in business purchases in 13 years. In addition, the purchase of commercial structures increased 7.1% in 1997. The growth in these purchases experienced since 1995 is the strongest three-year period of growth since 1982. Although capital spending was strong early in 1998, it is estimated to have fallen at an annualized rate of 1% in the third quarter. This marked the first decline in capital spending since the 1990-1991 recession.

In the short term, growth in business spending is expected to slow to less than 5% annually due to decreasing corporate profits, lower capacity utilization, and the increasing cost of capital. Corporate profits are expected to level off due to continued upward pressure on labor costs, weak foreign demand, and low import prices that will prevent American businesses from passing through increasing labor costs. The resulting effect on capital spending is logical since the level of investment is positively correlated with the overall rate of growth in the economy. That is, when the economy is growing, a substantial amount of investment is needed. Conversely, when the economy slows, much less investment is needed. Therefore, if the economic growth tapers, as it is projected to do, business investment should begin to slow in the near future.

Residential Investment

Home building is another strong area of the economy. The combination of growth in household incomes, increases in the stock market, and low interest rates has lead to increased investment in housing in recent years. According to the CBO, over the first half of 1998, sales of existing homes increased 18.8%, while sales of new homes increased 20.4%. However, similar to business spending, as the economy slows so will household incomes; therefore, residential investment growth should decline.

Government Spending

Government spending was a modest source of economic growth in 1997. According to the 1998 Economic Outlook Symposium, the consensus growth rate in government spending was projected to be 1.1% in 1998 which represents a minor 0.1% increase over 1997 estimated levels.

Consumer Spending

According to the Bureau of Economic Analysis, consumer-spending growth for 1997 was 3.4%, which was significantly faster than the 2.6% growth experienced in 1996. Given the low unemployment rate, rising wages, and the stock market's remarkable growth, consumer confidence was very high in 1998. Factors such as these led to an increase in personal consumption expenditures of over 5% in 1998. However, projections for 1999 and 2000 are for consumer spending to increase less than 3% annually due to the slowing economy.

Other Factors

The prime rate is expected to stay relatively stable through 1999 and 2000. Although the Federal Reserve took aggressive actions late in 1998, lowering the federal funds rate 75 basis points in response to the global financial turmoil and then raised the federal funds rate 25 basis point in the early part of 1999, investors are still cautious amid fears of inflation. Given the current balance between possible inflationary pressures and the continued global volatility, the Federal Reserve should be able to refrain from any further adjustments to interest rates. In addition, inflation is expected to increase slightly in the near term but generally remain steady and low.

Long-Term Economic Outlook

Overall

It is difficult to predict economic performance with any certainty beyond a one or two-year forecast period due to the extreme uncertainty surrounding the cyclical influences on the economy. However, it is possible to project a long-term trend around which the economy may be expected to fluctuate in the short term. The Congressional Budget Office's long-term expectations for some of the key economic indicators are listed in the table on the following page.

                                      1998    1999    2000    2001    2002     2003     2004
                                      ----    ----    ----    ----    ----     ----     ----
Nominal GDP (in trillions)            8.5     8.8     9.2     9.6     10.0     10.5     11.0
Real GDP (% growth)                   3.7     2.3     1.7     2.2      2.4      2.4      2.4
Consumer Price Index (% growth)       1.6     2.5     2.6     2.6      2.6      2.6      2.6
Unemployment Rate (%)                 4.5     4.6     5.1     5.4      5.6      5.7      5.7


Gross Domestic Product

In figures released by the Congressional Budget Office, real GDP is projected to grow at an average annual rate of 2.3% during the 2001 to 2009 period. This rate of growth assumes an average unemployment rate of 5.7% and inflation of 2.6%. Short-term interest rates are expected to remain near their current levels. These projections are built on a baseline assumption of no additional actions by the Federal Reserve or Congress to alter the course of monetary or fiscal policy during that period. Changes in these policies would affect the long-term forecast as they occur.


Other Factors

Over the last decade, as the integration of world markets has accelerated, a truly global economy has emerged. The effect at times has been very favorable--with reduced trade barriers, a wider variety of goods and services, and lower prices due to increased competition. However, these same factors have made it difficult to prevent the economic problems from one region of the global market from adversely affecting others. Indeed, the world has recently seen how far reaching the negative effects of the global economy can be. Therefore, when considering the long-term outlook for the economy, the economic trends in the rest of the world should not be ignored.

Although the financial panic that gripped Asia in 1997 has subsided, serious problems remain for many countries. Japan, which has always led the region's economy and which many expected to be the catalyst for Asian expansion, is now in the midst of its most serious recession since World War

II. In Latin America, markets have been turbulent due to the instability of the Brazilian Real. Russia's default on debt in 1998 added to the panic of the financial markets and investors in all emerging economies.

While many in the United States do not feel the economy has been affected by these global crises, it has. The volatility of foreign financial markets has caused a decrease in foreign debt and equity investments made by the United States and other economies and an increase in the number of foreign investments in U.S. Treasury bonds which has pushed the yields extremely low. In addition, the strength of the U.S. dollar against many of the fluctuating currencies in Asia and Latin America has depressed import prices. While this has been good, as it has counteracted inflationary pressures in the economy, it has also forced American companies to decrease prices in order to remain competitive. It is the latter trend that is expected to depress corporate profits over the coming year and begin to slow the growth in the economy. In addition, the strong dollar has increased the trade deficit, as American goods abroad are more expensive. Thus, the more unstable other markets become and the longer these extreme market fluctuations last, the greater the chances of the United States economy being adversely affected.

The overall domestic economic forecast bodes well for the restaurant industry due to its sensitivity to disposable personal income. Generally, as economic growth decreases, individuals decrease expenditures on discretionary items such as restaurant dining. With the expected soft landing in the economy, expenditures for quick-service restaurants like Tubby's should remain strong; however, competition for the dining dollars will continue to be very fierce.

IV. INDUSTRY OUTLOOK

Dining outside of the home has become a popular alternative for many Americans. Since 1968 consumers have increased the amount spent on meals and beverages by 7.0% annually. As a result, the retail food industry grew to $289 billion in 1997 and total sales attributable solely to fast-food restaurant chains and bars are expected to have reached approximately $103 billion for the calendar year 1998. Furthermore, "food away from home" now accounts for 25% to 50% of the household food budget.

Although the restaurant industry is populated with many different types of restaurants serving a variety of menu choices, those serving sandwiches and poultry have relatively high market shares. The following graph illustrates the breakdown of the restaurant industry.

                [Restaurant Market Shares -- graphic omitted]

Although the industry has experienced significant growth in the past, it is not expected to increase at rates above 2.0% annually for the foreseeable future due to fierce competition, low margins, and the consolidation and closing of many under-performing establishments. The lower expectations in this market are due to many factors including the demographics of the customer base and the characteristics of a mature, competitive industry. Those businesses with the greatest chance for success in the retail food industry are franchises. Franchises have the capability to capitalize on many savings and operating efficiencies typically associated with a larger organization.


Demographics of Customer Base

More households are now represented by two wage earners, as compared to the previous two decades. Almost 60% of all women ages 20 and older were a part of the workforce in 1996, compared to 43% in 1970. With both adults acting as wage earners, adults are spending less time in the home and have less time to prepare meals for themselves or the rest of the family. Therefore, many households frequent fast-food and chain restaurants on a consistent basis. In fact, 47% of Americans, as surveyed by Standard & Poor's, stated that they were cooking fewer meals at home than they cooked only a few years prior.

As a direct result of the increase in the number of wage earners in the household, disposable income has risen for the average American family (nearly 5.0% in 1997). As disposable income increases, the frequency of visits to fast-food and chain restaurants also increases. In addition, while consumers consider the value of the meals to be a major factor in which restaurant to patron, having the lowest price menu does not in of itself translate into the largest customer base. Many restaurants have captured market share by offering larger portions and/or more visually appealing meals.

Characteristics of a Mature, Competitive Industry

The primary characteristics of the restaurant industry closely parallel those of other mature industries. Margins have decreased, competition is fierce, and the industry is experiencing a rash of consolidations and divestitures.

Decreased margins have been experienced by nearly every major competitor. Specifically, many fast-food restaurants have engaged in one form or another of price wars. While the initial price-cutting may result in short term gains in volume, the gains do not last when the promotional period ends. Most importantly however, the gains in volume often do not offset the decreased margins.

The decreases in margin have led most fast-food and chain restaurants to place an increased importance on technology as way of lowering administrative costs. Owners have found that purchasing the hardware and software associated with scheduling, accounting, payroll, sales analysis, and inventory control is far more inexpensive and cost effective than hiring additional management personnel.

As a result of the slim gross and operating margins, many fast-food and chain restaurants have also been forced to divest businesses or significantly scale back on planned expansions. For example, in 1996 McDonalds, Inc. reported a $72 million charge related to the closing of 115 satellite restaurants. And of the nine restaurant companies comprising the S&P MidCap 400 Index, five have taken, or announced plans to take, restructuring charges totaling over $110 million in the past few years due to the closure of underperforming restaurants.

Analysts expect that the industry will continue to exhibit these characteristics. In addition, many analysts predict that those fast-food and chain restaurants which have not developed the best business practices will fall victim to the consolidation and restructuring occurring within the industry in a short time period.


Franchising

Nearly 70% of all restaurant chains are franchises. A large percentage of retail fast-food restaurants are operated as franchises due to the advantages for both the franchisee and the franchisor. Specific advantages include volume purchasing, name recognition, ease of establishment, training and marketing support, and the steady royalty stream usually associated with franchises.

The franchisee has several advantages over the small independent operator. Franchising allows the businessperson to open a restaurant with very little capital investment, receive immediate large-scale name recognition, and receive training and technical support from the franchisor.

The franchisor benefits from franchising their business by receiving various forms of royalties and increasing the name recognition of the restaurant. Typical royalties include initial fees of approximately $40,000 to $50,000, 3% to 5% of annual sales from the franchisee for the right to franchise, approximately $25,000 in technical assistance revenue, and approximately 2% to 5% in fees to cover local and federal taxes.

The fact that both parties reap tremendous benefits is the primary reason that franchising has been so successful. Since neither party would gain by dissolving the relationship, it is expected that franchising will continue to grow within the retail food industry.

Overall, while the restaurant industry as a whole is not expected to experience tremendous growth, many franchises are expected to experience notable growth. For example, from 1995 to 1996, Lone Star Steakhouse grew 41%, Blimpie Subs & Salads grew 16%, and Sonic Drive-In grew 12%. Since 1996, many chain fast-food restaurants have continued to experience these growth trends. Therefore, it is expected that the larger franchises will experience moderate to high growth, while many small independent operators will struggle to remain competitive.

V. VALUATION METHODOLOGY

Current valuation theory includes consideration of several valuation approaches, including an Income Approach, a Market Approach, and an Underlying Asset Approach. A description of each approach is discussed below.

Discounted Cash Flow Approach

The Discounted Cash Flow Approach, a form of the Income Approach, is a valuation technique in which the Fair Value of a company is estimated based on the earning capacity of that company. The earning capacity of a company, as used in the Discounted Cash Flow Approach, is not necessarily net earnings or after-tax net income as it appears on its income statement. Rather, it represents the earnings available for distribution to investors after consideration of the reinvestment required for a company's future growth. This measure of earning capacity is referred to as available cash flow. Available cash flow is the amount that could be paid to the owners of a business without impairing its operations. This approach implicitly measures the dividend-paying capacity of a subject company.

The available cash flow that a business can generate is projected into the future. These future cash flows are comprised of two components, the cash flows in the projection period and the residual cash flow.

The cash flows in the projection period, typically five to ten years, are calculated by estimating each year's revenue, expenses, and other items such as capital expenditures and working capital requirements. Each year's cash flow is then discounted to the Valuation Date at a rate of return commensurate with the risk involved in realizing those cash flows.

The rate of return on an investment, and thus its value, is related to its perceived risk. An investor would accept a rate of return no lower than that available from other investments with equivalent risk, and would value the investment accordingly. Each element of this computed rate is expressed in terms of current market yields as of the Valuation Date.

The second component of the cash flows is the residual cash flow. The residual cash flow is the present value of the sum of the cash flows subsequent to the end of the projection period. The value of the residual cash flow at the end of the projection period may be derived using the following formula:

                                RCF = CFR / CR

where, "RCF" is the residual cash flow, "CFR" is the available cash flow generated in the first year subsequent to the projection period, and "CR," the capitalization rate, is equal to the rate of return on invested capital minus the expected compound rate of growth in the available cash flows.

The value of the residual cash flow at the end of the projection period is then discounted to the Valuation Date, resulting in the present value of the residual cash flow.

The present value of the residual cash flow and the value of any nonoperating assets are then added to the present value of the cash flows from the projection period to estimate the Business Enterprise Value of a company. Finally, to the extent that it exists, debt capital is subtracted from the Business Enterprise Value to arrive at the value of equity capital.

It should be noted that we performed our Discounted Cash Flow analysis on a "debt-free" basis. This methodology entails estimating available cash flows to all investors, both debt and equity. As such, interest expense is removed from both the historic and projected cash flows. (By not subtracting interest expense and principal payments to debt holders, the cash flow estimated represents that amount which is available to satisfy the return requirements of both the debt and equity investors.) The present value of the available operating cash flows is discounted to present value using a weighted average cost of capital which incorporates a debt cost component and an equity cost component. The sum of the present value of all future available operating cash flows, plus the value of nonoperating assets, represents the value of total capital (often referred to as the Business Enterprise Value). The value of equity capital is then calculated by subtracting the value of debt capital from the Business Enterprise Value.

Market Comparable Approach

The Market Comparable Approach, also known as the Guideline Company Valuation Method, is a valuation technique whereby the value of a company is estimated by comparing it to similar publicly traded companies. The condition and prospects of companies in similar lines of business depend on common factors such as the overall demand for the products or services of the industry participants. Analysis of companies engaged in similar businesses can provide insight into investor perceptions of a subject company.

Criteria for comparability in the selection of publicly traded companies include operational characteristics, growth patterns, relative size, earnings trends, markets served, and risk characteristics. Each should be within a reasonable range of a subject company's characteristics to make comparability relevant.

Once a comparable company has been selected, capitalization multiples are developed by dividing the market value of equity or total invested capital (equity plus interest-bearing debt) by appropriate measures of operating results such as revenue, operating income, or earnings. Adjustments may then be made to the multiples when comparing a subject company to a publicly traded company for differences in growth prospects and size. Finally, the adjusted multiples are applied to the operating results of a subject company to obtain the implied market value of its invested capital.

An additional source of comparable information is to examine the terms, prices, and conditions found in actual sales of companies in the industry. These transactions often provide further evidence of investor perceptions. This variation of the Market Approach is known as the Market Transaction Approach.

Underlying Asset Approach

The Underlying Asset Approach is a technique whereby the value of a company is estimated by discretely valuing each of the company's tangible and intangible assets. This approach is typically used in the valuation of holding companies and sometimes used in the valuation of operating companies when the value of the underlying assets is greater than the value of the business as reflected by the cash flows being generated.

One difficulty in performing an Underlying Asset Approach is determining the value of the company's intangible assets. Frequently, this is accomplished through use of the Residual Method.

The Residual Method is performed in three steps. First, an Income Approach is performed to estimate the value of the company's total assets. Second, the individual tangible assets (such as net working capital, real property, machinery & equipment, etc.) are valued. Finally, the value of the individual tangible assets is subtracted from total assets to arrive at the value of the intangible assets.

If a company generates a total return greater than the return required on each of its tangible assets, then the company has intangible asset value, and the Underlying Asset Approach would require unnecessary repetition of an Income Approach. However, if the value of the tangible assets of the company is greater than the value of the company using the Income Approach, performing the Residual Method is not necessary and the Underlying Asset Approach is relevant.

VI. VALUATION ANALYSIS

We considered the Income Approach and the Market Approach in estimating the Fair Value of the common equity of Tubby's. An Underlying Asset Approach was not appropriate because it would not capture the Company's intangible value, which is evidenced by its expected long-term profitability.

Income Approach

We based the Income Approach on a Discounted Cash Flow Analysis of Tubby's, Inc. (the "Company") as of May 31, 1999. Our projections are based primarily on an analysis of the Company's historical financial performance, the Company's budgets, discussions with management, and the overall outlook for the economy and the industry. The Company's fiscal year-end is November 30th. The first year of the projection period starts June 1, 1999 and ends May 31, 2000.

The numbers adjacent to the paragraphs in this section correspond to the line numbers on the Discounted Cash Flow Approach Conclusion of Value page of Exhibit B.

Store Metrics
The earning capacity of Tubby's is estimated based on Tubby's ability to maintain and grow its existing franchise base. Tubby's existing franchise base is composed of a mix of traditional and nontraditional stores in both dominant and nondominant marketing areas, including some stores that are under development agreements. The existing store base was analyzed separately from projected new stores because of the mix of stores in the existing base. A key factor in our projections for the existing stores is management's expected rate of store attrition.


Projected Existing Store Level(1)
---------------------------------

                    Projection    Projection   Projection     Projection     Projection     Residual
                      Year 1        Year 2       Year 3         Year 4         Year 5         Year
                    ----------    ----------   ----------     ----------     ----------     ---------
Beginning
     Store Level           94           90            86             82             78            74

Store Attrition             4            4             4              4              4             4
                    ----------  -----------  ------------   ------------   ------------  ------------
Ending
    Store Level            90           86            82             78             74            70
                    ==========  ===========  ============   ============   ============  ============

(1) Based on discussions with Tubby's management.

As of the Valuation Date, Tubby's reported 94 Tubby's restaurant franchises in its system, excluding three Tubby's restaurants owned by Tubby's Company Stores. Management anticipates an attrition rate of four stores per year for its existing store base. Based on the foregoing and as presented in the schedule above, Tubby's existing store base of 94 stores is projected to decrease by four stores annually throughout the projection period.

As previously discussed, Tubby's has one productive development agreement in the St. Louis, Missouri market. Currently, Tubby's is not seeking additional development agreements because the demand for development agents is too competitive. In addition to expanding the St. Louis market, Tubby's management intends to further develop the Michigan, Florida, and Nebraska markets. Management believes the Detroit market can handle an additional 15 stores before it becomes saturated with Tubby's restaurants. Therefore, Tubby's future store growth will be driven predominantly by both traditional and nontraditional store growth in the nondominant markets.

Projected New Store Level(1)

                           Projection   Projection    Projection     Projection   Projection    Residual
                             Year 1       Year 2        Year 3         Year 4       Year 5        Year
                           ----------   ----------    ----------     ----------   ----------   ----------
DA Stores
      Traditional                  2            2             2             2             1            1
      Nontraditional               4            4             4             4             2            2
                           ----------  -----------  ------------   -----------  ------------ ------------
 Total DA                          6            6             6             6             3            3

 DMA Stores
      Traditional                  1            1             1             1            .5           .5
      Nontraditional               2            2             2             2             1            1
                           ----------  -----------  ------------   -----------  ------------ ------------
 Total DMA                         3            3             3             3           1.5          1.5

 Non-DMA
      Traditional                  1            1             1             1            .5           .5
      Nontraditional               3            3             3             3             1            1
                           ----------  -----------  ------------   -----------  ------------ ------------
 Total Non-DMA                     4            4             4             4           1.5          1.5

 Total New Stores                 13           13            13            13             6            6

(1) Based on discussions with Tubby's management.
        DA = Development Agreement
        DMA = Dominant Marketing Area

Management anticipates nontraditional store growth will surpass traditional store growth because of the recent co-branding trend in the quick-services restaurant industry. According to management's expectations and as presented in the above schedule, Tubby's will increase the number of new stores by thirteen stores per year with an attrition rate of two stores per year (i.e., net eleven new stores). The overall effect of the attrition of the new and existing stores is a net growth in total stores of approximately seven stores per year (11 net new stores minus four existing stores). After year four, store growth is projected to equal total store attrition in order to

[Composition of Revenue As of November 30, 1997 -- GRAPHIC OMITTED] [Composition of Revenue As of May 31, 1999 -- GRAPHIC OMITTED] [Composition of Revenue As of May 31, 2005 -- GRAPHIC OMITTED]


reflect Tubby's in a stabilized state and represents management's estimate of a sustainable franchise base.

Product Composition

Tubby's total revenue through November 30, 1997 was comprised of revenue from Tubby's, Tubby's Advertising, Tubby's Company Stores, and SubLine (top graph).

In February 1998, Tubby's created a new strategic business unit, SUBperior Distribution Systems, Inc. ("SDS"). SDS purchases and distributes food and other accessories to Tubby's franchises. For the latest twelve-month period ended May 31, 1999, SDS represented over 66.7% of Tubby's total revenue (middle graph). For the twelve-month period ending May 31, 2005, SDS is projected to represent approximately 70.7% of Tubby's total revenue (bottom graph).

Revenue

For this analysis, we have explicitly projected revenue for each Tubby's subsidiary (Tubby, Inc., Tubby's Advertising, Tubby's Company Stores, SubLine, and SDS).

[GRAPHIC OMITTED]

1. Historical and projected revenue from Tubby's, Inc. franchising operations is presented in the adjacent graphs.

[GRAPHIC OMITTED]

Revenue related to Tubby's consists of initial franchise fees from new stores, franchise royalties, and management fees from related subsidiaries. Franchisees pay a nonrefundable initial franchise fee to Tubby's for every new store that is opened. The initial franchise fee varies depending on which type of store is opened. Tubby's charges franchisees an initial franchise fee of $8,000 for a nontraditional store and $15,000 for a traditional store. However, under a development agreement with a "subfranchiser," Tubby's, Inc. will pay the subfranchiser a 50% commission of the initial franchise fee. Therefore, if a new franchise is opened by a subfranchiser, Tubby's only collects $4,000 for a nontraditional franchise and $7,500 for a traditional franchise.

In addition to collecting initial franchise fees from new stores, Tubby's also collects franchise royalties from existing stores. Franchisees are required to pay Tubby's a royalty based on a predetermined percentage of their adjusted gross sales ("royalty rate"). The royalty rate varies slightly among different existing stores because of a recent increase in the royalty rate. Tubby's management increased the royalty rate from 4% to 6% (which will be implemented over time). Tubby's will also be implementing a new royalty rate structure that all new franchise agreements (including renewals) are subject to. The new royalty rate structure requires franchisees to pay a royalty fee of 4% of sales for the first year, 5% of sales in the second year, and 6% of sales thereafter.

Subfranchisers who open new franchises under a development agreement receive a commission based on 40% of the franchise royalties collected by Tubby's. In other words, Tubby will only receive a net franchise royalty fee of 3.6% (6.0% * 60%) after commissions are paid to subfranchisers.

Finally, Tubby's collects revenue from related subsidiaries for basic general and administrative services provided by Tubby's in the form of management fees. However, management fees from related subsidiaries were eliminated in order to value Tubby's in aggregate.

Projected revenue for Tubby's is based on projected initial franchise fees from new stores and ongoing franchise royalties. Initial franchise fees are calculated based on management's expectations for new store growth multiplied by an initial franchise fee (e.g., $8,000 for nontraditional stores and $15,000 for traditional stores or $4,000 for nontraditional stores opened under a development agreement and $7,500 for traditional stores opened under a development agreement).

Franchise royalties are calculated based on expected franchise revenue multiplied by a blended royalty rate. The blended royalty rate considers the impact of the average existing stores' royalty rate and projected new stores' royalty rates.

[GRAPHIC OMITTED]

2. Historical and projected advertising revenue is presented in the adjacent graphs. Advertising revenue is comprised solely of advertising fees collected from franchisees. Advertising fees are determined by each individual store's advertising rate.

[GRAPHIC OMITTED]

Advertising rates are predominately based on each store's location. Tubby's management focuses a majority of its advertising in areas where there is a significant number of stores (i.e., dominant market area). Therefore, stores in a dominant market area (e.g., Detroit) pay a higher advertising rate than stores in a nondominant market area. Stores in a dominant market area pay 3.5% of their revenue to Tubby's Advertising while stores in a nondominant market area pay 1.0% of their revenue to Tubby's Advertising. (Stores in a nondominant area are required to make-up the advertising difference via local advertising.)

Based on discussions with management, new and existing store locations and related advertising rates are the most important factors in estimating advertising revenue. Accordingly, advertising revenue is calculated based on the historical advertising rates applied to existing stores and current advertising rates applied to new stores (depending on their location). (As previously discussed, all management fees paid to Tubby's have been eliminated.)

3. As of the Valuation Date, Tubby's owns three company stores. The associated revenue and expenses are accounted for by Tubby's Company Stores. Tubby's management believes its core competency is franchising, rather than operating restaurants. Accordingly, Tubby's management does not anticipate acquiring any new stores and it would like to divest of the existing stores it owns.

Projected Tubby's Company Stores revenue is expected to increase, from a base amount of approximately $782,000, by 5.0% in year one of the projection period. Thereafter, Tubby's Company Stores revenue growth rate will trend to 3.0% by the residual period.

4. The franchisees are required to purchase fixtures and equipment meeting Tubby's specifications from suppliers that are approved by Tubby's. The approval of suppliers is based upon the quality of the items they supply and their conformity with specifications established by Tubby's.

SubLine is an approved supplier of certain equipment that has been specially manufactured for use in Tubby's restaurants. SubLine also acts as a broker for several approved suppliers of machinery and equipment. Although Tubby's franchisees are not required to purchase any equipment from SubLine or utilize SubLine's brokerage services, Tubby's management believes that many of them do so because the cost of utilizing SubLine's services are often less than the prices charged by other sources. One reason why SubLine is able to offer competitive prices is that, when it acts as a broker, it can often obtain volume discounts. While SubLine makes a profit on the equipment it sells, it does not make a profit in connection with the assistance it offers regarding leasehold improvement. SubLine revenue is projected based on $40,000 per new traditional franchise and $10,000 per new nontraditional franchise.

[GRAPHIC OMITTED]

5. Historical and projected SDS revenue is presented in the adjacent graphs. As previously discussed, SDS is a strategic business unit which commenced operations in February 1998. SDS sells food and other related items (excluding bread) to Tubby's franchises.

[GRAPHIC OMITTED]

Tubby's franchisees may purchase food and other related items from approved suppliers other than SDS; however, Tubby's management believes that SDS will be able to provide its franchisees with uniform and consistently high quality products at equivalent or lower prices than competitors.

Management estimates costs for food and other related items are 32.0% of franchise revenue (exclusive of bread purchases). Assuming a $300,000 average revenue per store, the potential "market" for SDS' products is approximately $100,0000 per franchised store. However, since franchisees are not required to purchase from SDS, SDS's market penetration rate will be a significant factor in determining SDS revenue. Management estimates it will be able to achieve 71.0% market penetration from its existing franchises in year one of the projection period, trending up to 76.0% market penetration by the residual period. Furthermore, management anticipates achieving approximately 80.0% market penetration for new stores in dominant areas, but only 50% penetration from new stores in nondominant areas. Therefore, as market penetration increases for existing stores and as new stores are brought online, SDS' revenue will increase as a percentage of total revenue.

Since a majority of the new franchise growth is projected to come from areas outside of Tubby's dominant marketing area (i.e., Metro Detroit), SDS profitability in those areas is projected to be significantly less due to higher shipping and distribution costs. As such, it is expected that the high contribution margins earned by SDS of approximately 8% will drop due to higher service costs as new nondominant store are added. However, as new franchise levels increase in nondominant areas (i.e., as a market area gets critical mass of stores), SDS projected profitability is expected to improve, after the initial decline, as the Company is able to take advantage of economies of scale in shipping and distribution costs.

6. Total revenue includes items 1 through 5 and is presented in the accompanying graphs.

The significant revenue growth projected is a result of new store additions and obtaining new revenue from existing stores via SDS. (it should be noted that most of SDS' revenue growth has already taken place over the last 15 months given the high penetration at all the existing stores.)

[GRAPHIC OMITTED]

[GRAPHIC OMITTED]

Cost of Goods Sold

Tubby's Inc. and Tubby's Advertising act as collection companies and, therefore, there is no corresponding cost of goods sold.

7. Tubby's Company Stores cost of goods sold includes salaries and wages for food service employees and other cost of goods sold (e.g., food products). Tubby's Company Stores cost of goods sold, as a percent of Tubby's Company Stores revenue, ranged from a low of 66.0% in the LTM to a high of 73.9% in 1995. Based on discussions with management, Tubby's Company Stores cost of goods sold is projected to be more in line with recent performance. Therefore, we have projected cost of goods sold at 66.0% of Tubby's Company Stores revenue throughout the projection period.

8. SubLine cost of goods sold includes cost of equipment sales and other cost of goods sold. SubLine's cost of goods sold, as a percent of SubLine revenue, ranged from a low of 81.0% in 1997 to a high of 87.7% in 1995. The four-year average was 86.9%. Based on discussions with management, SubLine cost of goods sold is projected to be 86.9% of SubLine revenue throughout the projection period.

9. SDS cost of goods sold includes cost of food, inbound freight, purchase rebates, and purchase discounts. SDS' cost of goods sold, as a percent of SDS revenue, was 76.0% for the latest twelve month period. Based on discussions with management, SDS cost of goods sold is projected to be the same rate throughout the projection period.

10. Total cost of goods sold includes items 7 through 9 and is presented in the accompanying graph.

[GRAPHIC OMITTED]



11. Subtracting cost of goods sold from total revenue yields gross margin. This significant drop in gross margin as a percent of total revenue since 1997 is due to the comparatively low profitability of SDS vis-a-vis the combined other operations.


[GRAPHIC OMITTED]
[GRAPHIC OMITTED]

Operating Expenses

The Company's operating expenses are discussed below. Operating expenses consist of depreciation, Tubby's operating expenses, Tubby's Advertising operating expenses, Tubby's Company Stores operating expenses, SubLine operating expenses, and SDS operating expenses.

12. Projected total depreciation is based on future capital equipment purchases and the historical relationship of depreciation to fixed assets. During periods of expansion, a company's capital expenditures will usually exceed its annual depreciation expense. However, over the long term, as a company's growth slows, it needs only to maintain its fixed asset base rather than expand it. Additionally, a company's depreciation expense over time cannot exceed its purchases. As such, depreciation expense is set equal to capital expenditures in the residual year to reflect this normalized state.

13. Tubby's operating expenses are comprised of salaries and wages and other operating expenses associated with the operations of Tubby's. Officers' compensation was increased by slightly over $100,000 in the latest twelve month period to bring management salaries to market levels given the current and projected revenue and profitability levels.

Base salaries and wages are projected to increase by 3.0% annually throughout the projection period. Tubby's management also anticipates hiring new operations personnel to meet its growth expectations. Finally, other operating expenses are expected to increase by 3.0% annually throughout the projection period.

14. Tubby's Advertising operating expenses are expenses incurred by Tubby's Advertising to promote and market the Tubby's trade name. All funds received from franchisees are spent for advertising purposes only, except for a portion that is retained by the Company to cover administrative costs (approximately $120,000). Therefore, projected Tubby's Advertising operating expenses are equal to Tubby's Advertising revenue less $120,000 (i.e., break-even except for a $120,000 administrative profit). The $120,000 administrative profit is increased 3% throughout the projection period to reflect inflationary adjustments.

15. Tubby's Company Stores operating expenses are comprised of rent and other operating expenses. Rent and other operating expenses are expected to increase by 3.0% annually, the expected long-term inflationary growth rate.

16. SubLine operating expenses are composed of salaries and wages and other operating expenses. Salaries and wages and other operating expenses are expected to increase by 3.0% annually throughout the projection period, which is consistent with inflationary expectations.

17. SDS' projected operating expenses are calculated based on management's anticipated operating profit for SDS less SDS' gross margin. Although SDS generated an 8% operating profit margin over the last twelve months, most of SDS' current customers are located in the metro Detroit area where Tubby's can spread the distribution and shipping costs over a larger number of stores in a small area. However, over 70% of new franchise growth is projected to come from nondominant market areas. Tubby's management anticipates SDS to be a breakeven operation for these stores until critical mass can be built. Therefore, SDS revenue related to existing franchises and projected new franchises in the metro Detroit area are projected to continue to generate an operating profit of 8%. Conversely, SDS' operations related to new franchises outside the metro Detroit area are projected to break even for the first two years of the projection period. Thereafter, SDS' operating profit margin related to new franchises outside the metro Detroit area are projected to increase steadily to 3.0% by the residual year.




18. Total operating expenses include items 12 through 17 and are presented in the accompanying graph.





[GRAPHIC OMITTED]

[GRAPHIC OMITTED]

19. Adjusted historical and projected income from operations is presented in the adjacent graphs.

Significant growth in income from operations is attributable to the growth in SDS, both in nominal terms and profit margin.

[GRAPHIC OMITTED]

20. Historical other income (expense) includes interest income, rental income, other income, and gain (loss) on the sale of assets. Gain (loss) on the sale of assets was removed from the historical results since it is a noncash item. Rental income was removed from other income and the value associated with the rental property is captured separately as a nonoperating asset.

Projected other income was increased from the latest twelve month period base amount at 3.0% annually, the expected long-term inflationary growth rate.

21. The sum of other income (expense) and income from operations equals earnings before interest and taxes.

22. Income taxes are calculated based on federal tax rates in effect as of the Valuation Date less any deferred tax benefits. As of the Valuation Date, Tubby's had a net operating loss carryforward of approximately $892,000, which can be used to offset taxes against future income. However, under a transaction scenario (willing buyer/willing seller) the use of the net operating loss carryforward may be limited under Section 382 of the Internal Revenue Code. As such, we limited the annual usage of the NOL to approximately 5% of the total equity value of the Company.

23. Subtracting income taxes from earnings before taxes results in net income.

Two types of adjustments are made to net income to convert it from an accounting-based result to a cash flow-based result. First, noncash income (expenses) included in the projections above are subtracted (or added) to net income. Second, items which require cash outflows, but which are not reflected in net income are subtracted. The specific adjustments are described below.

24. Depreciation expense is a non-cash expense; therefore, it is added to net income.

[GRAPHIC OMITTED]

25. Capital expenditures, which are not immediately deductible from net income, do require an immediate cash outflow. The Company will incur future capital expenditures for the purchase of equipment necessary to achieve projected revenue growth.

Based on management forecasts, we estimate capital expenditures in year one of the projection period to be $50,000. Thereafter, we project base capital expenditures to increase at the inflationary growth rate of 3.0% throughout the projection period. These expenditures will allow the Company to add additional infrastructure (computers, desk, cubicles, etc.) to support projected staff growth. Additionally, projected capital expenditures will allow for technological improvements for both SDS systems and Tubby's in general.

26. The second cash outflow not reflected in net income is additional working capital. Working capital represents the amount of current assets in excess of current liabilities that is required to fund the ongoing operations of a business. As a company's sales increase, working capital needs increase as well. The retention of additional working capital represents a decrease in cash flow, and is therefore subtracted from net income.

Working capital for Tubby's was projected based on a weighted average rate incorporating the effects of SDS and the other Tubby's subsidiaries. Historical working capital for Tubby's, after removing current nonoperating assets from current assets and current interest-bearing debt from current liabilities, ranged from a low of 6.1% to a high of 14.5% of total revenue over the last four years. The weighted average over this period was 12.1% of total revenue. (Increases in working capital percentages are a direct result of the greater demand for working capital from SDS' operations). Projected working capital is based on a blended rate increasing incrementally every year to reflect the increase in SDS revenue as a percent of total revenue.

27. The result of the above additions to and subtractions from net income is the distributable cash flow that could be paid to the shareholders of Tubby's without impairing its ongoing operations.

28. The discount rate represents the rate of return required by an investor in the Company. It is directly related to the perceived risk of the investment. An investor would accept a rate of return no lower than that available from other investments with equivalent risk, and would value the investment accordingly.

The distributable cash flow estimated in the projections is estimated on a "debt-free" basis. That is, interest expense and principal payments on debt are not subtracted in deriving this cash flow figure. As such, the distributable cash flow represents the cash flow available to both equity and debt investors.

For consistency, it is therefore necessary to discount the cash flows to present value using a rate of return which represents the weighted average rate of return required by debt and equity investors.

To estimate the equity component of this weighted average rate of return, we added an equity risk premium to the risk-free rate of return (represented by U.S. Treasury Bonds) as of the Valuation Date. The equity risk premium is based primarily on historical return data from the Center for Research in Securities Prices ("CRSP") at the University of Chicago. As detailed in an article published by David King in the Business Valuation Review, returns for companies traded on the New York Stock Exchange from 1963 to 1997 were calculated. The universe of companies included in this study and the related returns were segregated into 25 groupings based on the size of each company. Based thereon, we estimate a required rate of return on equity capital of 17.00%.

To estimate the debt component of the weighted average rate of return, we assumed a buyer would be able to borrow at the prime rate. Since our Discounted Cash Flow Approach analysis is completed on an after-tax basis, we converted the required rate of return on debt capital to an after-tax return based on the federal income tax. Based on this analysis, we estimate an after-tax rate of return on debt capital of 6.22%.

The total weighted average rate of return is calculated based on the concluded equity capital and debt capital rates of return as well as the assumed capital structure. We estimated the capital structure of the likely buyer based on the average of the respective percentage of interest-bearing debt and market equity for companies classified as patent owners and lessors as reported in Ibbotson Associates Cost of Capital Quarterly, 1998 Yearbook.

Based on the foregoing, we estimate the weighted average required rate of return to be 16.5%.

29. Each year's cash flow is discounted using the computed rate of return to arrive at the present value of distributable cash flow annually.

31 to 38. The residual cash flow was estimated as the equivalent of the present value of the sum of the cash flows from year six into perpetuity using the Gordon Growth Model. "Gordon's Model" calculates the value of an annuity by capitalizing the annual cash flow by the expected rate of return, less the growth rate in that annual cash flow. This results in the value of the residual cash flow at the end of the projection period. The annual cash flow is increased by a rate of 3.0%, which is consistent with long-term growth expectations of the Company. The residual cash flow is divided by the capitalization rate to arrive at the value of the residual cash flow as of year five. The residual cash flow is then discounted using the rate of return, resulting in the present value of the residual cash flow.

40. In addition to the value associated with the cash flows, any nonoperating assets the Company owns should be considered. Nonoperating assets represent those assets for which the income generating cash flow is not included in our Discounted Cash Flow analysis and that the asset could be removed from the Company without impairing its ability to conduct business. As of the Valuation Date, the Company had four nonoperating assets: (1) excess cash;
(2) rental property; (3) notes receivable-other; and (4) notes receivable. The sum of total nonoperating assets is $1,543,710.


  Tubby's, Inc.
  Nonoperating Assets
 --------------------
                               5/31/99
                              ----------
  Excess Cash                   $599,144
  Rental Property                600,000
  Note Receivable-Other           55,256
  Note Receivable                289,310
                              -----------
      Total                   $1,543,710

41. The nonoperating assets are added to the total present value of distributable cash flows from years one to five, and to the present value of the residual cash flow to arrive at Business Enterprise Value.

42. As of the Valuation Date the Company had interest-bearing debt of $126,271.

43. Subtracting interest-bearing debt from the Business Enterprise Value yields the Marketable, Controlling-Interest Value of Equity.

44 & 45. Based on 2,583,114 shares outstanding as of the Valuation Date, we estimate Tubby's, Inc. value of equity per share to be $1.08.

Market Comparable Approach

Typically, the value of a publicly traded company is the price paid for its shares in daily transactions in the open market. However, some publicly traded stocks' values might not be reflective of their true values because of various factors, including, but not limited to, non-public information, lack of informed investors, thinly traded stock, etc. One approach in valuing companies such as these is to look at similar publicly traded companies and observe the prices paid for their shares in daily transactions in the open market. Often, the best alternative is to use prices investors are willing to pay for securities of similar companies that are publicly traded for guidance.

The first step in employing the Market Comparable Approach is to seek and identify potential comparable companies. As previously discussed, exact comparability is not required under this approach to valuation. Rather, observation of companies subject to similar business and financial risks is necessary to conduct meaningful comparative analysis.

To initiate a comparative company search, we first determined the appropriate Standard Industrial Classification ("SIC") code. After determining the appropriate SIC code, several services were available from which to obtain a broad listing of public companies. We primarily searched the industry group "Patent Owners and Lessors," SIC code 6794. We also searched "Eating and Drinking Places," SIC code 5812.

To the extent the companies found in our search are subject to the same risks and market influences and achieve approximately the same margins as Tubby's, their market multiples may provide insight into the valuation process.

Our preliminary search revealed numerous potentially comparable companies that franchise trademarks, trade names, and processes. Specifically, we analyzed the public filings for the following companies: 1) Schlotzsky's, Inc.; 2) Miami Subs Corporation; 3) the Quizno's Corporation; and 4) Blimpie International, Inc. Many potential comparable companies were eliminated for various reasons including, owning numerous company stores relative to franchised stores, materially different product lines, and distressed or near bankruptcy.

Following is a brief description of each comparable company that was considered in our analysis.

Schlotzsky's, Inc.

The Company owns and franchises quick-service restaurants that feature made-to-order sandwiches with delicatessen-style meats on specialty breads. The menu also offers sourdough crust pizzas, soups, salads, chips, cookies, beverages, and other side and dessert items. The Schlotzsky's Deli system includes 730 franchised locations and company-owned stores that generated system-wide sales of approximately $348.5 million in fiscal 1998.

Key characteristics of the Company and its stores include its proprietary bread recipes, excellent customer service, its Turnkey Program (which develops new stores); and its strong network of owner-operator franchisees.

Schlotzsky's stock is traded on the National Association of Securities Dealers Automated Quotation systems (NASDAQ) under the symbol BUNZ.

Schlotzsky's had 7,516,000 shares outstanding on a diluted basis as of March 31, 1999 with an approximate share price of $11.17 on May 31, 1999, yielding a market value of equity of $84.0 million. However, as of March 31, 1999, Schlotzsky's had a substantial amount of investments and note receivable. Therefore, we estimated Schlotzsky's had $17.2 million of nonoperating assets. Nonoperating assets are removed from the market value of equity in order to improve comparability to Tubby's in terms of a total capital to EBITDA multiple, where EBITDA is equal to Earnings before interest, taxes, depreciation and amortization. Since EBITDA is an operating result, leaving in the nonoperating assets would artificially distort the multiple. Therefore, $17.2 million of nonoperating assets are subtracted from the market value of equity to yield an adjusted market value of equity of $66.8 million.

In addition, Schlotzsky's also had total interest-bearing debt capital of $19.7 million. Adding the adjusted market value of equity to the total debt capital yields a total capital value of $86.5 million.

For the twelve months ended March 31, 1999, Schlotzsky's had approximately $44.0 million in net sales and $10.2 million in earnings before interest and taxes ("EBIT"). Several adjustments were made to EBIT in order to remove any noncash transactions or nonrecurring operating expenses. The first adjustment removed $268,813 associated gain on sale of assets. Next, we removed $2.25 million of finance fees not collected. Finally, a noncash payment of $409,150 related to finance fees was added back to EBIT. The aforementioned adjustments result in an adjusted EBIT of $8.1 million

For the twelve months ended March 31, 1999, Schlotzsky's expensed approximately $2.2 million in depreciation. Adding depreciation to EBIT yields $10.3 million of EBITDA for Schlotzsky's, which results in a total capital/EBITDA multiple of 8.42.

Several adjustments were made to the EBITDA multiple to account for the differences in size, growth outlook, capital structure, and various other risk factors between Schlotzsky's and Tubby's. Schlotzsky's larger size and significantly stronger growth outlook required a negative adjustment to the EBITDA multiple. After considering the various differences between Schlotzsky's and Tubby's, we concluded on an adjusted EBITDA multiple of 4.30.

Miami Subs Corporation

Miami Subs owns and franchises restaurants under the "Miami Subs" and "Miami Subs Grill" trade names. The restaurants offer fresh quality food served in a fast-food environment. Menu items include hot and cold submarine sandwiches, various ethnic foods (e.g., pitas, greek salads, and gyros), flame grilled hamburgers and chicken breasts, chicken wings, ice cream, and other desserts.

The system consists of 191 restaurants, of which 174 are operated by franchisees. The vast majority of the franchises are located in the State of Florida. (Miami Subs, like Tubby's, has had minimal success outside its home market.) In the latest fiscal year, Miami Subs has introduced an alternative menu with lower-priced items in order to mitigate its declining same-store sales and to respond to increasing industry competition. This program has resulted in a lower check average and gross margins. Another key strategy Miami Subs is following is to pursue co-branding licensing opportunities in which both companies offer each other's products.

Miami Subs' stock was recently delisted for not meeting minimum NASDAQ share price and capitalization levels and is currently traded on the Over-The-Counter Market (OTC) under the symbol SUBS.

Miami had 6,667,000 shares outstanding on a diluted basis as of March 31, 1999 with an approximate share price of $1.75 on May 31, 1999, yielding a market value of equity of $11.7 million. However, as of the March 31, 1999, Miami had a substantial amount of cash and note receivables. Therefore, we estimated Miami had $10.7 million of nonoperating assets. Therefore, $10.7 million of nonoperating assets are subtracted from the market value of equity to yield an adjusted market value of equity of $980,836.

In addition, Miami also had total interest-bearing debt capital of $5.9 million. Adding the adjusted market value of equity to the total debt capital yields a total capital value of $6.9 million.

For the twelve months ended March 31, 1999, Miami had approximately $23.7 million in net sales and $1.5 million in EBIT. Several adjustments were made to EBIT in order to remove any noncash transactions or nonrecurring operating expenses. The first adjustment removed $641,220 of interest income associated with nonoperating assets. Next, we removed $71,000 associated with gain on the sale of a store. Finally, a nonrecurring payment of $144,000 related to merger costs was added back to EBIT. The aforementioned adjustments result in an adjusted EBIT of $970,780.

For the twelve months ended March 31, 1999, Miami expensed approximately $1.5 million in depreciation. Adding depreciation to EBIT yields $2.4 million of EBITDA for Miami, which results in a total capital/EBITDA multiple of 2.83.

Several adjustments were made to the EBITDA multiple to account for the differences in size, growth outlook, capital structure, and various other risk factors between Miami and Tubby's. Miami's larger size compared to Tubby's decreased the EBITDA multiple, while Miami's poorer growth outlook and riskier capital structure increased the EBITDA multiple. After considering the various differences between Miami and Tubby's, we concluded on an adjusted EBITDA multiple of 4.00.

The Quizno's Corporation

Quizno's is engaged in franchising and operating quick-service restaurants operating under the "Quizno's" and "Quizno's Classic Subs" trade names. The Company's menu includes a variety of submarine style sandwiches, soups, salads, desserts, and beverages.

Key characteristics of the Company's sandwiches are that after the sandwiches are made, they are run through a conveyor oven that toasts the bread, melts the cheese, and enhances the flavors of the meats. Additionally, the ingredients used by each location may only be purchased from approved suppliers, as they are usually higher in quality than ingredients used by other sandwich shops.

Quizno's stock is traded on the National Association of Securities Dealers Automated Quotation systems (NASDAQ) under the symbol QUIZ.

Quizno's had 3,762,000 shares outstanding on a diluted basis as of March 31, 1999 with an approximate share price of $7.14 on May 31, 1999, yielding a market value of equity of $26.9 million. However, as of the March 31, 1999, Quizno's had a substantial amount of cash, note receivables, and other nonoperating assets. We estimated Quizno's to have $7.4 million of nonoperating assets as of the Valuation Date. Therefore, $7.4 million of nonoperating assets are subtracted from the market value of equity to yield an adjusted market value of equity of $19.4 million.

In addition, Quizno's also had total interest-bearing debt capital of $3.6 million plus $1.7 million of preferred stock. Adding the adjusted market value of equity to the total debt capital and preferred stock, yields a total capital value of $24.7 million.

For the twelve months ended March 31, 1999, Quizno's had approximately $21.1 million in net sales and $2.2 million in EBIT. One adjustment was made to EBIT in order to remove $193,746 related to a noncash transaction. The aforementioned adjustment results in an adjusted EBIT of $2.4 million.

For the twelve months ended March 31, 1999, Quizno's expensed approximately $908,359 in depreciation. Adding depreciation to EBIT yields $3.3 million of EBITDA for Quizno's, which results in a total capital/EBITDA multiple of 7.58.

Several adjustments were made to the EBITDA multiple to account for the differences in size, growth outlook, capital structure, and various other risk factors between Quizno's and Tubby's. Quizno's larger size and stronger growth outlook compared to Tubby's required a negative adjustment to the EBITDA multiple. After considering the various differences between Quizno's and Tubby's we concluded on an adjusted EBITDA multiple of 4.10.

Blimpie International, Inc.

The Company franchises and subfranchises trademarks and concepts that are the basic attributes of the chain of fast-food sandwich restaurants known as "Blimpie" restaurants. The system includes over 1,900 outlets in 46 states, Argentina, Canada, Cyprus, Dominican Republic, Jordan, Panama, Peru, Poland, Saudi Arabia, South Africa, Spain, and Great Britain.

In addition to sandwiches, Blimpie restaurants may also serve a variety of salads and baked products, including bagels, rolls, cookies, donuts, and muffins. While each franchisee is required to purchase its raw materials from approved suppliers, they may or may not adopt the Company's recommended prices for food products.

Blimpie's stock is traded on the American Stock Exchange (AMEX) under the symbol BLM.

Blimpie had 9,451,000 shares outstanding on a diluted basis as of March 31, 1999 with an approximate share price of $2.53 on May 31, 1999, yielding a market value of equity of $23.9 million. However, as of the March 31, 1999, Blimpie had a substantial amount of cash/investments and note receivable. Therefore, we estimated Blimpie to have $10.0 million of nonoperating assets. Therefore, $10.0 million of nonoperating assets are subtracted from the market value of equity to yield an adjusted market value of equity of $13.8 million.

In addition, Blimpie also had total interest-bearing debt capital of $204,000. Adding the adjusted market value of equity to the total debt capital yields a total capital value of $14.0 million.

For the twelve months ended March 31, 1999, Blimpie had approximately $34.9 million in net sales and $2.9 million in EBIT. Several adjustments were made to EBIT in order to remove any noncash transactions or nonrecurring operating expenses. The first adjustment removed $734,000 of interest income associated with nonoperating assets. Next, a noncash payment of $14,000 related to incentive stock grant was added back to EBIT. The aforementioned adjustments result in an adjusted EBIT of $2.2 million.

For the twelve months ended March 31, 1999, Blimpie expensed approximately $768,000 in depreciation. Adding depreciation to EBIT yields $2.9 million of EBITDA for Blimpie, which results in a total capital/EBITDA multiple of 4.79.

Several adjustments were made to the EBITDA multiple to account for the differences in size, growth outlook, capital structure, and various other risk factors between Blimpie and Tubby's. Blimpie's larger size decreased the EBITDA multiple, while Blimpie's poorer growth outlook and less efficient capital structure increased the EBITDA multiple. After considering the various differences between Blimpie and Tubby's we concluded on an adjusted EBITDA multiple of 4.2.


     Tubby's, Inc.
     Market Comparable Approach
     ---------------------------
                                       Adjusted EBITDA Multiples
                                       -------------------------
     Schlotzsky's                               4.30
     Miami                                      4.00
     Quizno's                                   4.10
     Blimpie                                    4.20
                                                -----
         Median                                 4.20


Market Comparable Analysis

The numbers adjacent to the paragraphs in this section correspond to the line numbers located on the Conclusion of Value page in Exhibit D.

1. We calculated ratios of the comparable companies' adjusted total capital (equity plus interest-bearing debt) to EBITDA. The use of a total capital to EBITDA multiple ("Concluded Multiple") eliminates the effects of different capital structures, special tax situations, and different depreciation methods between the comparable companies and Tubby's.

In applying the Market Comparable Approach, we analyzed the comparable companies' financial statements to determine if any extraordinary or nonrecurring items were present. As warranted, we made specific adjustments to remove items that would diminish the comparability of the selected companies to Tubby's. In addition, we made selected adjustments to the resulting total capital to EBTIDA multiples to reflect significant differences between Tubby's and the comparable companies. Specifically, we made adjustments for size (a proxy for risk), growth, and capital structure.

In general, a company's market multiple ("P/E") is represented by the following formula:

                            P0 / E1 = 1 / (k - g)

Where:

        P0 = the current stock price
        E1 = one year forward earnings
        k  = required rate of return ("risk")
        g  = the long-term growth rate

Overall it is evident from the above formula that the P/E ratio (and total capital to EBITDA multiple) of a company is higher to the extent that the expected future growth rate ("g") is higher and to the extent that perceived risk ("k") is lower.

2 & 3. The adjusted multiple is then applied to Tubby's Inc. EBITDA results to yield the indicated value of invested capital before consideration of nonoperating assets and other adjustments. Tubby's latest twelve month adjusted EBITDA amount of $266,452 is taken from the adjusted combined consolidated income statements in Exhibit B, Line 26.

4 & 5. The value of invested capital is composed of two components, equity capital and debt capital. The value of interest-bearing debt is subtracted from total capital to estimate the operating value of the Company's total equity before consideration of nonoperating assets.

6 & 7. The value arrived at thus far under the Market Comparable Approach was derived based on transactions involving minority-interests in publicly-traded companies. However, the details of the Transaction involve purchasing a controlling-interest in Tubby's. Therefore, we must estimate a control premium to apply to the equity value of Tubby's in order to estimate a Fair Value.

Several sources were analyzed to calculate an appropriate control premium to apply to Tubby's operating value. These sources include data, as published by Mergerstat Review, on acquisition premiums offered from 1994 through 1998 for various companies and industries. After examining the average control premiums offered over the 1994 through 1998 time period, in addition to more specific information on control premiums offered within the leisure and entertainment industry and on specific restaurant companies, we estimate an average control premium of approximately 35% to be appropriate for Tubby's.

However, most of the transactions involved strategic buyers as opposed to financial buyers. Strategic buyers typically offer higher control premiums than financial buyers due to operating and financial synergies that are obtained (e.g., economies of scale). However, since our definition of Fair Value precludes special circumstances, such as a strategic fit, and focuses on a typical willing buyer/willing seller (i.e., a financial buyer in most circumstances), it is important to differentiate between the portion of the control premium associated with synergistic value and control value. In other words, of the above calculated 35% control premium, what portion of that premium represents a premium for strategic value or synergistic value to the acquiring company.

To estimate the portion of the 35% control premium associated with acquiring a controlling interest (ignoring any strategic value) in Tubby's, we assumed roughly one-half of the 35% control premium was purely for control from a financial buyers perspective or 17.5%. This adjusted control premium was then rounded to 20.0% and applied to the operating value of Tubby's.

8 & 9. The nonoperating assets and the present value of deferred tax assets
(NOL) are added to the operating value of Tubby's in order to calculate the value of total capital.

10. Adding the net value of the nonoperating assets to the operating value of Tubby's, yields the indicated value of common stock.

11 & 12. Based on 2,583,114 shares outstanding as of the Valuation Date the equity value of Tubby's, Inc. under the Market Comparable Approach is $1.12 per share.

Conclusion of Value

In estimating the Fair Value of the common equity of Tubby's, we relied equally on the results obtained from the Discounted Cash Flow Approach and the Market Comparable Approach. Accordingly, we conclude the Fair Value of Tubby's, Inc. on a per share basis as of May 31, 1999 to be $1.10 per share.

VII. CONCLUSION OF VALUE

As detailed herein, the indicated value per share under the Discounted Cash Flow Approach and the Market Comparable Approach is $1.08 and $1.12, respectively. Based on the merits of each approach, we relied on them equally in determining the conclusion of value.

In accordance with the foregoing, we estimate the Fair Value of the common equity of Tubby's, Inc., on a per share basis (2,583,114 shares outstanding) as of May 31, 1999, to be:

                           ONE DOLLAR AND TEN CENTS

                                    $1.10


                                * * * * * * *

Our conclusion of value is applicable for the stated date and purpose only and may not be appropriate for any other date or purpose. Reference should be made to the letter accompanying this report for procedures and various limiting conditions which apply to this valuation and report.













                                  EXHIBIT A
                           Description of Exhibits

                                                                    Exhibit A
Description of Exhibits B-H

Exhibit B contains the historical financial statements provided by the Company. The income statements and balance sheets are taken from the Company's internally prepared financial statements for the fiscal years ended November 30, 1995 through 1998 and the six months ended May 31, 1998 and 1999. (The income statement included herein is a consolidated, adjusted income statement. The subsidiary level income statements and applicable adjustments are contained in our internal workpapers.)

Each account (row) on the financial statements has been numbered to allow for easier reference.

Exhibit C presents the Discounted Cash Flow Approach for the Company. The numbers adjacent to each account correspond to the numbers of the income statement accounts included in Exhibit B, respectively. These numbers also correspond to the paragraph numbers in the verbiage of the report.

Exhibit D presents the Market Comparable Approach for the Company. The numbers adjacent to each account correspond to the paragraph numbers in the verbiage of the report.

Exhibit E contains management's letter of representation.

Exhibit F contains the letter of certification and the statement of qualifications.

                                  EXHIBIT B
                       Historical Financial Statements

Tubby's Incorporated
Balance Sheets                                                       Exhibit B

                                                                                           As Of
                                                             ------------------------------------------------------------------

                                                             11/30/1995   11/30/1996     11/30/1998    11/30/1998    05/31/1999
                                                             ----------   ----------     ----------    ----------    ----------
Assets

Current Assets:
     Cash                                                      951,144       793,494       864,229       692,196       894,704
     Certificates of Deposit                                   100,000       100,000       105,430       111,199       111,199
     Investments                                               154,590        25,000        25,383             0        25,432
     Accounts Receivable-Trade                                 282,183       245,267       443,810       702,990       703,207
     Notes Receivable-Other                                    126,742        72,091        66,217        59,721        55,256
     Notes Receivable-Related Parties                           21,918             0             0             0             0
         Less: Doubtful Accounts                               (48,512)            0             0             0             0
     Inventories                                                21,102       102,805        99,419       328,280       357,293
     Prepaid Expenses & Other                                   58,876       110,644        51,449        93,289        54,588
                                                            ----------    ----------    ----------    ----------    ----------
         Total Current Assets                                1,668,043     1,449,301     1,655,937     1,987,675     2,201,678

Property and Equipment:
     Land                                                      253,623       325,347       325,347       187,684       187,684
     Buildings & Improvements                                  405,358       693,347       663,753       689,514       689,514
     Equipment                                                 314,677       440,705       527,265       498,354       499,572
     Furniture & Fixtures                                      118,104       219,464       138,394       140,815       142,649
     Vehicles                                                   15,009        15,009        15,009        11,509        11,509
                                                            ----------    ----------    ----------    ----------    ----------
         Gross Property and Equipment                        1,106,771     1,693,872     1,669,768     1,527,876     1,530,928
         Less:  Accumulated Depreciation and Amortization     (526,572)     (654,255)     (773,576)     (861,659)     (906,917)
                                                            ----------    ----------    ----------    ----------    ----------
             Net Property and Equipment                        580,199     1,039,617       896,192       666,217       624,012

Other Assets:
     Net Assets held for Disposal                              111,193             0             0             0             0
     Goodwill                                                  346,675       338,241       229,918       263,666       161,450
     Note Receivable                                           488,318       505,380       543,342       408,733       386,308
     Note Receivable - Related Party                            75,429             0             0             0             0
     Other Assets                                                    0             0             0             0
                                                            ----------    ----------    ----------    ----------    ----------
         Total Other Assets                                  1,021,615       843,621       773,260       672,399       547,758
                                                            ----------    ----------    ----------    ----------    ----------

Total Assets                                                 3,269,857     3,332,539     3,325,389     3,326,291     3,373,449
                                                            ==========    ==========    ==========    ==========    ==========

                   Liabilities & Stockholders' Equity

Current Liabilities:
     Accounts Payable                                          163,472       189,929       106,407       379,176       314,960
     Accrued Liabilities-Compensation                           36,127        21,075        19,887        20,738        41,623
     Accrued Liabilities-Other                                   7,597        13,305        16,153        24,695        32,988
     Joint Venture, Boli's                                      10,000             0             0             0             0
     Deferred Revenue                                           77,000        87,000       115,489       114,954        76,348
     Long-Term Debt Due within One Year                        270,427       266,825       220,520        11,455        11,988
                                                            ----------    ----------    ----------    ----------    ----------
         Total Current Liabilities                             564,623       578,134       478,456       551,018       477,907

Long-Term Liabilities:
     Deferred Revenue                                           94,000        40,000        60,867        40,000             0
     Long-Term Debt                                            246,206       175,770       139,932       120,346       114,282
                                                            ----------    ----------    ----------    ----------    ----------
         Total Long-Term Liabilities                           340,206       215,770       200,799       160,346       114,282
                                                            ----------    ----------    ----------    ----------    ----------

Total Liabilities                                              904,829       793,904       679,255       711,364       592,189

Stockholders' Equity:
     Common Stock                                               25,382        25,832        25,832        25,832        25,832
     Additional Paid in Capital                              3,430,044     3,485,844     3,485,844     3,485,844     3,485,844
     Retained Earnings                                      (1,090,398)     (973,041)     (865,542)     (896,749)     (730,416)
                                                            ----------    ----------    ----------    ----------    ----------
         Total Stockholders' Equity                          2,365,028     2,538,635     2,646,134     2,614,927     2,781,260
                                                            ----------    ----------    ----------    ----------    ----------

Total Liabilities & Stockholders' Equity                     3,269,857     3,332,539     3,325,389     3,326,291     3,373,449
                                                            ==========    ==========    ==========    ==========    ==========

Tubby's, Inc.
Adjusted Combined Consolidated Income Statements


                                                  For the Fiscal Year Ended
                                     --------------------------------------------------
                                     11/30/1995   11/30/1996    11/30/1997   11/30/1998
                                     ----------   ----------    ----------   ----------
Revenue
   Tubby's Incorporated               1,162,877    1,102,699    1,334,109    1,077,859
   Tubby's Advertising                  574,402      570,152      650,909      667,007
   Tubby's Company Stores             1,284,708      801,543      964,518      779,917
   SubLine                              603,679      612,336      580,278      391,311
   SDS                                        0            0            0    4,397,578
                                     ----------   ----------   ----------   ----------
       Total Revenue                  3,625,667    3,086,730    3,529,814    7,313,672

Cost of Goods Sold
   Tubby's Company Stores               949,454      588,257      662,002      531,732
   SubLine                              529,252      527,005      470,315      341,197
   SDS                                        0            0            0    3,402,997
                                     ----------   ----------   ----------   ----------
       Total Cost of Good Sold        1,478,706    1,115,262    1,132,317    4,275,926
                                     ----------   ----------   ----------   ----------

Gross Margin                          2,146,962    1,971,468    2,397,497    3,037,747

Operating Expenses
   Depreciation                         124,655      104,550      131,806      136,704
   Tubby's Incorporated                 903,133    1,002,266    1,182,067    1,332,911
   Tubby's Advertising                  614,594      467,631      541,611      576,403
   Tubby's Company Stores               291,006      261,916      257,663      189,951
   SubLine                               12,836       10,280       20,144       76,173
   SDS                                        0            0            0      780,437
                                     ----------   ----------   ----------   ----------

       Total Operating Expenses       1,946,225    1,846,643    2,133,291    3,092,580
                                     ----------   ----------   ----------   ----------

Income from Operations                  200,736      124,825      264,205      (54,833)

Other Income (Expense)                   15,696        3,644        5,429       34,019
                                     ----------   ----------   ----------   ----------

Earnings Before Interest and Taxes      216,432      128,468      269,634      (20,814)

Interest Expense                              0            0            0            0
                                     ----------   ----------   ----------   ----------

Earnings Before Income Taxes            216,432      128,468      269,634      (20,814)
                                     ==========   ==========   ==========   ==========

Net Capital Expenditures

EBIT                                    216,432      128,468      269,634      (20,814)
EBITDA                                  341,088      233,018      401,441      115,890

Tubby's, Inc.
Adjusted Common Size Combined Consolidated Income Statements         Exhibit B
(As A Percentage of Revenue)

                                            For the Fiscal Year Ended
                                     ----------------------------------------------    12 Months               95 to 98
                                                                                         Ended     95 to 98    Weighted
                                     11/30/1995 11/30/1996   11/30/1997  11/30/1998   05/31/1999    Average    Average
                                     ---------- ----------   ---------- -----------   ----------   --------    --------
Revenue
     Tubby's Incorporated               32.1%      35.7%        37.8%      14.7%         13.6%       30.1%      23.5%
     Tubby's Advertising                15.8%      18.5%        18.4%       9.1%          8.3%       15.5%      12.8%
     Tubby's Company Stores             35.4%      26.0%        27.3%      10.7%          9.1%       24.8%      17.9%
     SubLine                            16.7%      19.8%        16.4%       5.4%          2.3%       14.6%      10.3%
     SDS                                 0.0%       0.0%         0.0%      60.1%         66.7%       15.0%      35.4%
                                       -----      -----        -----      -----         -----       -----      -----
         Total Revenue                 100.0%     100.0%       100.0%     100.0%        100.0%      100.0%     100.0%

Cost of Goods Sold
     Tubby's Company Stores             26.2%      19.1%        18.8%       7.3%          6.0%       17.8%      12.6%
     SubLine                            14.6%      17.1%        13.3%       4.7%          2.2%       12.4%       8.8%
     SDS                                 0.0%       0.0%         0.0%      46.5%         50.7%       11.6%      27.4%
                                       -----      -----        -----      -----         -----       -----      -----
         Total Cost of Good Sold        40.8%      36.1%        32.1%      58.5%         58.9%       41.9%      48.8%
                                       -----      -----        -----      -----         -----       -----      -----

Gross Margin                            59.2%      63.9%        67.9%      41.5%         41.1%       58.1%      51.2%

Operating Expenses
     Depreciation                        3.4%       3.4%         3.7%       1.9%          1.4%        3.1%       2.6%
     Tubby's Incorporated               24.9%      32.5%        33.5%      18.2%         17.3%       27.3%      23.7%
     Tubby's Advertising                17.0%      15.1%        15.3%       7.9%          7.5%       13.8%      11.0%
     Tubby's Company Stores              8.0%       8.5%         7.3%       2.6%          2.4%        6.6%       4.7%
     SubLine                             0.4%       0.3%         0.6%       1.0%          0.5%        0.6%       0.8%
     SDS                                 0.0%       0.0%         0.0%      10.7%         10.7%        2.7%       6.3%
                                       -----      -----        -----      -----         -----       -----      -----
         Total Operating Expenses       53.7%      59.8%        60.4%      42.3%         39.9%       54.1%      49.2%
                                       -----      -----        -----      -----         -----       -----      -----

Income from Operations                   5.5%       4.0%         7.5%      (0.7)%         1.3%        4.1%       2.1%

Other Income (Expense)                   0.4%       0.1%         0.2%       0.5%          0.4%        0.3%       0.4%
                                       -----      -----        -----      -----         -----       -----      -----

Earnings Before Interest and Taxes       6.0%       4.2%         7.6%      (0.3)%         1.7%        4.4%       2.4%

Interest Expense                         0.0%       0.0%         0.0%       0.0%          0.0%        0.0%       0.0%
                                       -----      -----        -----      -----         -----       -----      -----

Earnings Before Income Taxes             6.0%       4.2%         7.6%      (0.3)%         1.7%        4.4%       2.4%
                                       =====      =====        =====      =====         =====       =====      =====

Net Capital Expenditures                 0.0%       0.0%         0.0%       0.0%           NA         0.0%       0.0%

EBIT                                     6.0%       4.2%         7.6%      (0.3)%         1.7%        4.4%       2.4%
EBITDA                                   9.4%       7.5%        11.4%       1.6%          3.1%        7.5%       5.0%

                                  EXHIBIT C

                        Discounted Cash Flow Approach

Tubby's, Inc.
Discounted Cash Flow Approach                                       Exhibit C


                                                                        For the Year Ending
                                           -------------------------------------------------------------------------------------
                                               Year 1        Year 2        Year 3          Year 4         Year 5       Residual
                                           ------------  ------------   ------------   ------------   ------------  ------------
Revenue
     Tubby's Incorporated                  $  1,249,738  $  1,380,999   $  1,516,041   $  1,653,479   $  1,701,269  $  1,762,998
     Tubby's Advertising                        768,894       814,074        857,746        899,376        928,160       942,410
     Tubby's Company Stores                     821,338       862,347        901,108        937,121        974,574     1,013,524
     SubLine                                    250,000       255,000        260,100        265,302        125,292       127,797
     SDS                                      6,522,236     7,171,420      7,823,191      8,469,442      8,956,450     9,262,503
                                           ------------  ------------   ------------   ------------   ------------  ------------
         Total Revenue                        9,612,206    10,483,839     11,358,185     12,224,720     12,685,744    13,109,233

Cost of Goods Sold
     Tubby's Company Stores                     541,919       568,976        594,550        618,312        643,024       668,723
     SubLine                                    217,357       221,704        226,138        230,661        108,932       111,111
     SDS                                      4,953,772     5,446,840      5,941,873      6,432,714      6,802,607     7,035,060
                                           ------------  ------------   ------------   ------------   ------------  ------------
         Total Cost of Good Sold              5,713,047     6,237,520      6,762,562      7,281,687      7,554,562     7,814,894
                                           ------------  ------------   ------------   ------------   ------------  ------------

Gross Margin                                  3,899,159     4,246,319      4,595,623      4,943,033      5,131,182     5,294,339

Operating Expenses
     Depreciation                               109,069        99,753         92,195         86,117         81,288        67,739
     Tubby's Incorporated                     1,639,304     1,787,276      1,935,910      2,049,094      2,122,858     2,199,326
     Tubby's Advertising                        648,894       690,474        730,438        768,249        793,099       803,297
     Tubby's Company Stores                     215,053       221,504        228,149        234,994        242,044       249,305
     SubLine                                     47,618        49,046         50,517         52,033         10,407        10,719
     SDS                                      1,061,278     1,192,117      1,316,889      1,435,065      1,515,585     1,574,749
                                           ------------  ------------   ------------   ------------   ------------  ------------
         Total Operating Expenses             3,721,214     4,040,170      4,354,098      4,625,551      4,765,280     4,905,135
                                           ------------  ------------   ------------   ------------   ------------  ------------

Income from Operations                          177,945       206,149        241,525        317,481        365,902       389,204

Other Income (Expense)                           23,000        23,690         24,401         25,133         25,887        26,663
                                           ------------  ------------   ------------   ------------   ------------  ------------

Income Before Taxes                             200,945       229,839        265,925        342,614        391,788       415,867

Income Taxes                                    (10,362)      (18,967)       (32,557)       (62,466)       (81,644)     (141,395)
                                           ------------  ------------   ------------   ------------   ------------  ------------

Net Income                                      190,583       210,872        233,368        280,148        310,144       274,472

Adjustments:
   Add:  Depreciation                           109,069        99,753         92,195         86,117         81,288        67,739
   Less:  Capital Expenditures                  (50,000)      (51,500)       (53,045)       (54,636)       (56,275)      (67,739)
   Less:  Additional Working Capital           (121,150)     (113,402)      (118,126)      (121,404)       (66,896)      (63,567)
                                           ------------  ------------   ------------   ------------   ------------  ------------
         Distributable Cash Flow                128,502       145,724        154,391        190,225        268,261       210,906

Present Value Factor                 16.5%       0.9265        0.7953         0.6826         0.5859         0.5030
                                           ------------  ------------   ------------   ------------   ------------
Present Value of Distributable
  Cash Flow                                $    119,054  $    115,889   $    105,392   $    111,462   $    134,925
                                           ------------  ------------   ------------   ------------   ------------
Total Present Value of Cash Flows
  (Years 1 to 5)                                586,722

Present Value of Residual Cash Flow             785,756                       Residual Cash Flow                    $  210,906
                                           ------------
     Total Operating Value                    1,372,478
                                                                              Residual Capitalization Rate:
Plus:  Nonoperating Assets                    1,543,710                           Discount Rate                          16.5%
                                           ------------
                                                                                  Less:  Residual Growth Rate            (3.0)%
                                                                                                                    ------------
Business Enterprise Value                     2,916,189                               Capitalization Rate                13.5%

Less:  Interest-Bearing Debt                   (126,271)                      Gross Residual Cash Flow Value         1,562,264
                                           ------------

Marketable, Controlling-Interest
  Value of Equity                             2,789,918                       Present Value Factor                      0.5030
                                                                                                                    ------------

                                                                                                                    ------------
Number of Shares Outstanding                  2,583,114                       Present Value of Residual Cash Flow   $  785,756
                                           ------------                                                             ------------
Value of Equity per Share                  $       1.08
                                           ============

                                  EXHIBIT D

                          Market Comparable Approach

Tubby's, Inc.                                                        Exhibit D
Market Comparable Approach
Conclusion of Value

                                                                  Adjusted
                                                                Total Capital
                                                                 to  EBITDA
                                                                --------------

Concluded Multiple                                                      4.20

Tubby's, Inc. Results Adjusted (LTM)                             $   266,452
                                                                 -----------

Indicated Value of Invested Capital                                1,119,099

Less: Interest-Bearing Debt                                        (126,271)
                                                                 -----------

Operating Value (Marketable,
  Minority-Interest Basis)                                           992,829

                                                                 -----------
Plus: Control Premium                                     20%        198,566
                                                                 -----------

Operating Value                                                    1,191,394

Plus: Nonoperating Assets                                          1,543,710

Plus: Present Value of Deferred Tax Assets (NOL)                     170,000
                                                                 -----------

Indicated Value of Common Stock                                  $ 2,905,105

Shares Outstanding                                 2,583,114

                                                                 ===========
Equity Value per Share                                           $      1.12
                                                                 ===========
---------
LTM = Latest Twelve Months
EBITDA = Earnings before Interest, Taxes, Depreciation, and Amortization

                                  EXHIBIT E

                          Letter of Representation

[ TUBBY'S LOGO ]                                         Phone (810) 978-8829
                                                     Toll Free (800) 752-0644
                                                           Fax (810) 977-8083

                                        July 15, 1999

Stout Risius, Ross, Inc.
338 South High Street
Columbus, OH 43220

Dear Sirs:

In connection with your engagement to provide financial advisory services to the Board of Directors of Tubby's, Inc., (the "Company"), the scope of which is defined in an engagement letter dated May 12, 1999, we make the following representations to you.

We are solely responsible for the representations, facts, assumptions and estimates presented or used in your valuation of the common equity of the Company. To the best of our knowledge and belief, they are fair and reasonable in the circumstances.

We have read the Valuation Report and the Fairness Opinion Letter, each dated July 15, 1999, prepared in connection with your analysis and are in agreement with the representations, facts, assumptions and estimates included therein. We acknowledge that the scope of your engagement did not include any verification of them and that you have expressed no opinion on them.

We understand that the latest financial information made available to you was the internal Financial statements of the Company as of May 31, 1999. We represent to you since May 31, 1999, there have been no material changes in the balance sheet of the Company or the operations or prospects of the Company as of July 15, 1999.

We also acknowledge that under the terms of your engagement, you have no responsibility to update your analysis for events occurring subsequent to its issuance. We have not withheld information that in our view could reasonably be expected to affect your analysis.


Sincerely,


/s/ Robert Paganes                      /s/ Theresa M. Borto
Robert Paganes,                         Theresa M. Borto
President and CEO                       Chief Financial Officer

    6029 East Fourteen Mile Road * Sterling Heights, Michigan 48312-5801

                                  EXHIBIT F
                         Statement of Qualifications



                         [ LOGO Stout-Risius-Ross ]


                              GREGORY A. O'HARA

Mr. O'Hara is a Managing Director of the Ohio Region at Stout Risius Ross. He has extensive experience in the field of valuation and litigation support consulting. His asset and business valuation experience encompasses a broad range of industries. He has performed valuations for numerous purposes including estate and gift taxation, Employee Stock Ownership Plans, stock options and warrants, marital dissolution, shareholder disputes, purchase price allocation, purchase and sale advisement, and other tax and corporate related matters.

Among the industries Mr. O'Hara has served include, but are not limited to, apparel, automotive, banks and thrifts, beverage distribution, building & construction materials, broadcasting, computer software, construction management, consumer products, electronic components, film distribution, financial services, health care, heavy manufacturing, hotels, paper products, publishing, retailing, metal stamping, telecommunications, and tool & die manufacturing.

PREVIOUS EXPERIENCE

Prior to joining Stout Risius Ross, Mr. O'Hara was a consultant with Price Waterhouse in its Valuation Services Group in Chicago. During his tenure with Price Waterhouse's Valuation Group, he planned, performed and supervised valuation consulting engagements for various purposes in a diverse range of industries. Preceding his experience with Price Waterhouse, Mr. O'Hara was a senior financial analyst with the Keywell Corporation in Chicago.

EDUCATION

M.B.A. Finance - University of Michigan, Ann Arbor, Michigan

B.A. Economics - University of Pittsburgh, Pittsburgh, Pennsylvania

                                    -69-


                                CERTIFICATION

I certify that, to the best of our knowledge and belief:
     o The statements of fact contained in this report are true and correct.
     o The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are our personal, unbiased professional analyses, opinions, and conclusions.
     o We have no present or prospective interest in the business that is the subject of this report, and we have no personal interest or bias with respect to the parties involved.
     o Our compensation is not contingent on an action or event resulting from the analyses, opinions, or conclusions in, or the use of, this report.
     o Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice.
     o No one provided significant professional assistance to the person(s) signing this report except as indicated below.
     o In addition to the undersigned, Mark R. Fournier assisted in the preparation of this valuation report.



/s/   Gregory A. O'Hara
------------------------------
Gregory A. O'Hara
Managing Director
Stout Risius Ross, Inc.


                                    -70-





                               EXHIBIT (b) (2)

                               FAIRNESS OPINION

                           STOUT RISIUS ROSS, INC.,







July 15, 1999

Board of Directors
Tubby's, Inc.
c/o Mr. Robert Paganes
6029 East 14 Mile Road
Sterling Heights, MI  48312-5802


Members of the Board:

We understand Tubby's, Inc. ("Tubby's" or the "Company") is considering a merger with R Corp pursuant to which all shareholders of the Company (the "Shareholders"), other than those shareholders that are also shareholders of R Corp, will receive cash in exchange for their shares of Tubby's, Inc. at the price of $1.10 per share. The aforementioned plan of merger is referred to hereinafter as the "Transaction."

You have requested, from a financial point of view, our opinion as to the fairness of this Transaction to the Shareholders of the Company. To arrive at our opinion, we performed an analysis to estimate the Fair Value of the common equity of the Company. We define Fair Value as the price at which property would exchange between a willing buyer and a willing seller, when the former is not under any undue compulsion to buy and the latter is not under any undue compulsion to sell, both having reasonable knowledge of the relevant facts.

In general, we considered the following factors in performing our analysis: the nature and history of the Company; the outlook for the economy and industry in which the Company operates; the book value and financial condition of the Company; the earning capacity of the Company; the dividend paying capacity of the Company; whether goodwill or other intangible value exists within the Company; previous sales of the Company's stock and the size of the block transferred; and the market prices of companies in the same or similar industries which trade in the open market.

In arriving at our opinion, we reviewed the Agreement and Plan of Merger (the "Agreement") and the associated proxy statement (the "Proxy Statement"), and held discussions with members of senior management of the Company concerning its business, industry, historical financial performance, and projected franchise openings and closings for the next five years. We examined the Company's audited and internally prepared financial statements for the years ended November 30, 1995 to 1998 and the Company's internally prepared interim financial statements for the six months ended May 31, 1999. We considered, to the extent available, the financial terms of certain other transactions involving target companies similar to Tubby's. In addition, we performed a discounted cash flow analysis based on the Company's future prospects and also a market comparable approach (which estimates value based on the price of comparable publicly traded stocks) to test the reasonableness of the proposed transaction terms.

Management's projections regarding store franchise openings and closings formed the basis of the discounted cash flow analysis. In addition to the foregoing, we conducted such other analyses and examinations and considered such other publicly available financial, economic, and market criteria as we deemed appropriate in arriving at our opinion.

We did not perform an independent valuation of all of the underlying assets and liabilities of the Company, nor have we been furnished with any such evaluation or appraisal.

Our opinion is premised on the assumption that the financial condition and prospects of the Company as of the date of this letter, including the balance sheet of the Company, has not changed materially since May 31, 1999, the date the latest financial information was available. In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information that was publicly available, furnished by the Company, or otherwise reviewed by or discussed with us. In that regard, we have relied upon Tubby's management as to the reasonableness and achievability of the financial and operating forecasts provided to us, and we have assumed that such forecasts reflect the best currently available estimates and judgements of management.

In connection with performing our services for the Board of Directors, we have not been authorized by the Company to solicit, nor have we solicited, third-party indications of interest for the acquisition of all or any part of the Company. Further, we were not requested to consider, and our opinion does not address, the relative merits of the contemplated Transaction as compared to any alternative business strategies that may exist for the Company or the effect of any other transactions in which the Company might engage.

Our opinion is necessarily based on market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of the date hereof.

We are acting as financial advisor to the Board of Directors of the Company and will receive a fee from the Company for our services. However, our compensation for providing financial advisory services to the Board is neither based nor contingent on the results of our analysis. Further, none of our employees who worked on this engagement has any known financial interest in the assets or equity of the Company or the outcome of our analysis. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement.

Our work is only to be utilized by the Board of Directors of the Company as one input to consider in the process of analyzing the contemplated Transaction. Further, our opinion is not intended to be, nor does it constitute, a recommendation to any of the Shareholders as to how such Shareholder should act in regard to the Transaction described in the first paragraph of this letter.

Our opinion may not be published or otherwise used or referred to, without our prior written consent. We understand that this opinion letter, subject to us giving written consent, may be attached to a Proxy Statement that will be sent to the Shareholders. In giving such consent, we do not hereby admit that we come within the category of persons whose consent is required under
Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission thereunder.

Based upon and subject to the forgoing, including the various assumptions and limitations set forth herein, it is our opinion that as of the date hereof, the Transaction, as detailed in the Agreement, is fair from a financial point of view to the Shareholders of the Company.

Yours very truly,

STOUT RISIUS ROSS, INC.


______/s/______________________
Gregory A. O'Hara
Managing Director





                                  EXHIBIT C

                         STOCK PURCHASE, REDEMPTION &
                            SHAREHOLDERS AGREEMENT








                     STOCK PURCHASE, STOCK REDEMPTION AND
                            SHAREHOLDER AGREEMENT


           This Agreement dated this 14th day of July 1999, by and between Robert M. Paganes ("R. Paganes"), Peter T. Paganes ("T. Paganes"), Vincent J. Tatone ("Tatone") and Tubby's, Inc., a New Jersey corporation ("Tubby's").

                                   RECITALS

A. R. Paganes, T. Paganes and Tatone are each directors, officers and shareholders of Tubby's, Inc. R. Paganes owns 259,775, T. Paganes owns 191,400 and Tatone owns 50,000 shares of Tubby's common stock.

B. As officers and individually, R. Paganes, T. Paganes and Tatone have procured financing on behalf of Tubby's, and have been asked to personally guarantee and collateralize those loans by pledging personal assets. Those loans in amounts which will exceed one million nine hundred thousand ($1,900,000) dollars will be used to complete a proposed merger pursuant to which all shareholders other than R. Paganes, T. Paganes and Tatone will receive cash in exchange for their shares of Tubby's common stock. Thereafter, R. Paganes, T. Paganes and Tatone will be the only shareholders of Tubby's. For purposes of the merger, the shares have been valued at $1.10.

C. The parties have agreed that R. Paganes, T. Paganes and Tatone shall own an equal amount of shares of Tubby's after implementation of the proposed merger. In that regard, the parties have agreed that Tatone will purchase shares from Tubby's and Tubby's shall redeem shares from R. Paganes and
    T. Paganes so that

                                     2



each individual shall own one hundred fifty thousand (150,000) shares of Tubby's common stock after the merger.

WHEREFORE, the parties agree as follows:

1. The parties agree to execute personal guarantees and any other necessary and/or desirable instruments as may be requested by lenders in order to procure adequate financing to complete the proposed merger.

2. Tatone shall purchase directly from Tubby's one hundred thousand (100,000) shares of common stock at the merger price of $1.10 per share.


3. Tubby's shall redeem from T. Paganes forty-one thousand four hundred (41,400) shares of common stock at the merger price of $1.10 per share.


4. Tubby's shall redeem from R. Paganes one hundred nine thousand seven hundred seventy five (109,775) shares of common stock at the merger price of $1.10.

5. It is the intent of the parties that each individual shall own one hundred fifty thousand (150,000) shares of the common stock of Tubby's. Therefore, in the event that there are any inaccuracies in the current number of shares owned by any of the individual parties, the number of shares to be purchased and/or redeemed shall be adjusted to achieve the intent of the parties.

6. The purchase and/or redemption of shares pursuant to this Agreement is subject to and conditioned upon the proposed merger being approved by a majority of the shares held by Tubby's shareholders entitled to vote on the proposed merger. The transactions set forth in this Agreement shall

                                     3




    be implemented within thirty (30) days after the Effective Date of the merger, as defined in the Plan of Merger, and shall be retroactive to the Effective Date.

7. This Agreement may be amended by the parties in writing so long as the ratio of stock ownership (one-third common equity ownership by each individual) and the number of shares to be owned by each individual is not altered (i.e., 150,000 shares).

           WHEREFORE, the parties have signed this Agreement on the date first above written.



Tubby's Inc.

/s/    Robert M. Paganes                           /s/  Robert M. Paganes
-----------------------------                     -------------------------
By: Robert M. Paganes                                   Robert M. Paganes
Its: President


/s/   Peter T. Paganes                            /s/   Vincent J. Tatone
-----------------------------                     -------------------------
Peter T. Paganes                                        Vincent J. Tatone

                                     4





                  EXHIBIT D

        PRELIMINARY PROXY STATEMENT
             (WITHOUT EXHIBITS)




SCHEDULE 14A INFORMATION

                  PROXY STATEMENT PURSUANT TO SECTION 14(A)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)

Filed by Registrant                                  [  X  ]
Filed by a Party other than the Registrant           [     ]

Check the appropriate box:
[ X ]    Preliminary Proxy Statement
[   ]    Confidential, for use of the Commissioner Only
         (as permitted by Rule 14a-6(e)(2))
[   ]    Definitive Proxy Statement
[   ]    Definitive Additional Materials
[   ]    Soliciting Material Pursuant to ss. 240.14(a)-11(c)

                                Tubby's, Inc.
               ------------------------------------------------
               (Name of Registrant as Specified in its Charter)

         -----------------------------------------------------------
   (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of filing Fee (Check the appropriate box):

[   ]  $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-6(i)(1), or
       14a-6(I)(2) or Item 22(a)(2) of Schedule 14A.
[   ]  $500 per each party to the controversy pursuant to the Exchange Act
       Rule 14a--6(i)(3).
[ X ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and
       0-11.
[   ]  Previously paid.

       1) Title of each class of securities to which transaction applies; Common Stock, par value $0.01
       2)  Aggregate number of securities to which transaction applies;
           2,081,938
       3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the fee is calculated and state how it was determined); 1/50 of 1 percent of $2,290,131.80
       4)  Proposed maximum aggregate value of transactions; $2,290,131.80
       5)  Total fee paid; $458.03

[   ]  Fee paid previously with preliminary materials.

[ X ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11 (a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       1) Amount Previously Paid; $458.03
       2) Form, Schedule or Registration Statement No.; Schedule 13E-3
       3) Filing Party; Tubby's, Inc.
       4) Date Filed; _________________




                          LETTER TO SHAREHOLDERS OF

                                Tubby's, Inc.

Dear Shareholders:

           We cordially invite you to attend the Annual Meeting of Shareholders of Tubby's, Inc. ("Tubby's") to be held on ____________, 1999 at 10:00 a.m. at the Best Western Inn, 34911 Van Dyke Avenue, Sterling Heights, Michigan 48312. First, as explained in the accompanying Proxy Statement, the Shareholders of Tubby's will be asked to consider and vote upon a proposed Agreement and Plan of Merger (the "Merger Agreement") providing for the merger of R Corp with Tubby's, with Tubby's to be the surviving corporation. The principal aspect of the Merger Agreement is that all shareholders, other than three current members of Tubby's management who also constitute a majority of its Board of Directors, will receive cash in exchange for their shares at the merger price of $1.10 per share. Second, the shareholders will be asked to elect Directors to serve for the ensuing year, in the event the proposed merger is not approved.

           The Board of Directors of Tubby's and R Corp are affiliated. If the Merger Agreement Is approved, three of Tubby's current directors will be the only remaining shareholders of Tubby's and will be responsible for the repayment of all of the loans required to fund the Merger Agreement. Because of this inherent conflict of interest, the terms of the Merger Agreement were determined in the context of the objective fair market value of Tubby's assets. The Board of Directors of Tubby's sought and received a fairness opinion from Stout Risius Ross, Inc., an independent valuation firm, which concluded that the terms of the proposal merger are fair from a financial point of view to the shareholders of Tubby's. The Board of Directors also considered the Company's recent delisting from the NASDAQ Small Cap Market, recent trading activity and the current and potential future bid prices for the shares. After carefully considering all of these factors, the Board of Directors of Tubby's concluded that the Merger is in the best interest of the Shareholders. Accordingly, the Board of Directors of Tubby's is recommending that the Shareholders vote FOR approval of the Merger Agreement.

           As further described in the Proxy Statement, closing upon the Merger Agreement will result in the shareholders, other than three current members of Tubby's management, receiving cash in exchange for their shares. Each share of Common Stock of Tubby's will be exchanged for $1.10.

           The accompanying Proxy Statement provides a description of the terms of the proposed Merger and certain additional information to which you are urged to give your careful attention. Whether or not you are personally able to attend the Annual Meeting, please complete, sign, date and return the enclosed Proxy as soon as possible. This action will not limit your right to vote in person if you wish to attend the Annual Meeting and vote personally.

                              Very truly yours,



                              Robert M. Paganes
                              President and CEO
Dated: __________________




                                Tubby's, Inc.
                Notice of 1999 Annual Meeting of Shareholders


                                 ______, 1999


To the shareholders of Tubby's, Inc.:

      You are cordially invited to attend the 1999 Annual Meeting of Shareholders of Tubby's, Inc. to be held at 10:00 a.m. EST, on ____________, __________, 1999, at the Best Western Sterling Inn, 34911 Van Dyke Avenue, Sterling Heights, Michigan 48312, for the following purposes:

      1. Consider and vote upon the approval of the Agreement and Plan of Merger ("Merger Agreement") to merge R Corp with Tubby's, Inc. ("Tubby's"), pursuant to which Tubby's shareholders will receive cash in exchange for their shares at the merger price of $1.10 per share.

      2. To elect Directors to serve for the ensuing year and until their successors are elected in the event the Merger is not approved; and

      3. To transact such other business as may properly come before the meeting or any adjournment thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

      The Board of Directors has fixed the close of business on August 30, 1999 as the record date for the determination of shareholders entitled to vote at the Meeting or any adjournment thereof. You are cordially invited to attend the Meeting. Your vote is important. Whether you plan to attend the Meeting or not, you are requested to complete, date and sign the enclosed proxy form and return it promptly in the envelope provided for that purpose. The enclosed proxy is being solicited on behalf of the Board of Directors of the Company.


                         By Order of the Board of Directors



                                   Vincent J. Tatone
                                      Secretary



                                      1


                               Proxy Statement


                                TUBBY'S, INC.
                         6029 East Fourteen Mile Road
                    Sterling Heights, Michigan 48312-5801

                     1999 Annual Meeting of Shareholders

                              ___________, 1999


                                 INTRODUCTION

This Proxy Statement is furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Tubby's, Inc., a New Jersey corporation (the "Company" or "Tubby's"), to be voted at the 1999 Annual Meeting of Shareholders of the Company (the "Meeting"), to be held at 10:00 EST. on ______________, 1999 at the Best Western Sterling Inn, 34911 Van Dyke Avenue, Sterling Heights, Michigan 48312. The approximate mailing date of this Proxy Statement is ___________, 1999.

All properly executed proxies received prior to the Meeting will be voted at the Meeting in accordance with the instructions marked thereon or otherwise as provided therein.

Unless instructions to the contrary are marked, proxies will be voted for the approval of the Merger Agreement and for the election of three directors in the event the Merger Agreement is not approved. Any proxy may be revoked at any time prior to the exercise thereof by giving written notice to the Secretary of the Company.

The Directors have fixed the close of business on August 30, 1999, as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment thereof. Shareholders on the record date will be entitled to one vote for each share held, with no shares having cumulative voting rights. As of August 30, 1999, the Company had outstanding 2,583,113 shares of Common Stock, par value $0.01 per share and approximately 7,000 record holders.

        THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.



                                  2


                              TABLE OF CONTENTS


                                                                    Page
                                                                    ----
Introduction ....................................................     2
Summary of Proxy Statement ......................................     4
Special Factors .................................................     7
Sources and Amounts of Funds and Other Consideration ............     7
Purpose(s), Alternatives, Reasons and Effects ...................     8
Fairness of Transaction .........................................    13
Reports, Opinions, Appraisals and Certain Negotiations ..........    15
Interests of Certain Persons in the Merger ......................    16
Conditions to Merger ............................................    17
Certain Federal Income Tax Consequences .........................    17
Dissenters Appraisal Rights .....................................    17
Business of Tubby's and R Corp. .................................    17
Consolidated Selected Financial Data of Tubby's, Inc. ...........    18
Market Prices of Tubby's Common Stock ...........................    18
Description of the Transaction ..................................    19
Solicitation of Proxies .........................................    20
Accounting Treatment ............................................    21
Previous Contacts Between Tubby's, Interfoods of
  America, Inc., and R Corp. ....................................    21
Business of Tubby's .............................................    22
Management of Tubby's ...........................................    29
Security Ownership of Certain Beneficial Owners and
  Management ....................................................    32
Management's Discussion and Analysis of Financial
  Condition and Results of Operations of Tubby's ................    33
Certain Relationships and Related Transactions of
  R Corp and Tubby's ............................................    41
Federal Income Tax Consequences .................................    42
Legal Matters ...................................................    42
Experts .........................................................    42
Reports and Board of Directors Meetings .........................    42
Director's Compensation .........................................    43
Independent Accountants .........................................    43
Proposals of Shareholders .......................................    43
Miscellaneous ...................................................    43
Agreement and Plan of Merger .................................... Appendix A
Fairness Opinion of Stout Risius Ross, Inc. ..................... Appendix B
Financial Statements ............................................ F1 - F36


                                      3




                          SUMMARY OF PROXY STATEMENT

Certain information contained in this Proxy Statement is summarized below. This summary is not intended to be complete and is qualified in all respects by the detailed information appearing elsewhere in this Proxy Statement and the annexes hereto. Shareholders are urged to review carefully the entire Proxy Statement, the Agreement and Plan of Merger, which is attached hereto as Appendix A and the other annexes hereto. Cross-references in this summary are to captions in the Proxy Statement.

R Corp

         R Corp, a Michigan corporation ("R Corp"), exists only for the purpose of structuring the Agreement and Plan of Merger. Its shareholders consist of the following members of Tubby's current management, who also constitute a majority of Tubby's Board of Directors: Peter T. Paganes, Chairman of the Board and Executive Vice-President, Vincent J. Tatone, Director and Corporate Secretary, and Robert M. Paganes, Director, President and CEO. Messrs. Paganes, Paganes and Tatone ("P, P & T") are the sole shareholders of R Corp. R Corp does not own and/or operate any restaurants and has not conducted any business other than its formation and entering into the Agreement and Plan of Merger. R Corp's address is 6029 E. Fourteen Mile Road, Sterling Heights, Michigan 48312. R Corp was originally established for the purpose of acquiring all of the assets of Tubby's from Interfoods of America, Inc., ("Interfoods") pursuant to a proposed merger between Tubby's and Interfoods which never proceeded beyond an initial letter of intent, and was never submitted for consideration to the shareholders of either corporation. See "Previous Contacts Between Tubby's , Interfoods of America, Inc., and R Corp."

Tubby's

           Tubby's, Inc., a New Jersey corporation ("Tubby's"), wholly-owns the following subsidiaries: (1) Tubby's Sub Shops, Inc., a Michigan corporation ("TSSI'"), (2) Sub Line Co., a Michigan corporation ("Sub Line"),
(3) SUBperior Distribution Systems, Inc., a Michigan corporation ("SDS"), and
(4) Tubby's Company Stores, Inc., a Michigan corporation ("Company Stores"). TSSI franchises a chain of restaurants under the name "Tubby's Sub Shops" that specialize in submarine sandwiches and under the name "Stuff Yer Face" that specialize in pizza and stromboli sandwiches. As of August 31, 1999, 93 sub shops and two Stuff Yer Face restaurants were in operation. TSSI has a wholly owned subsidiary, Tubby's Sub Shops Advertising Co., Inc., a Michigan corporation ("TSSAC"), that manages advertising contributions that Tubby's receives from its franchisees. Sub Line acts as a broker for machinery and equipment that may be purchased by franchisees. SDS distributes food and other products that may be purchased by franchisees. Company Stores owns and operates four Tubby's Sub Shop restaurants. Unless the context otherwise requires, any references to "Tubby's" shall also be deemed to refer to its wholly owned subsidiaries. The principal offices of Tubby's are located at 6029 E. Fourteen Mile Road, Sterling Heights, Michigan 48312, and its telephone number is (810) 978-8829. Tubby's Common Stock $.01 Par Value (the "Tubby's Common Stock") is traded in the over-the-counter market with price quotations as available on the over-the-counter

                                      4


bulletin board (the "OTCBB"). Tubby's Common Stock was listed on the NASDAQ Small Cap Market until May 5, 1999, when it was delisted because of the stock's inability to maintain a minimum bid price of $1.00.

   The following diagram illustrates Tubby's current corporate structure:

                          Tubby's, Inc.
              ____________________________________
                /          /     \           \
               /          /       \           \
              /          /         \           \
            TSSI     Subline      SDS    Company Stores
             |
             |
           TSSAC


Date, Time, Place and Purposes of the Annual Meeting

           The Annual Meeting of Shareholders of Tubby's will be held on __________, 1999, at 10:00 a.m. local time at the Best Western Sterling Inn located at 34911 Van Dyke Avenue, Sterling Heights, Michigan 48312. At the Annual Meeting, the shareholders of Tubby's will consider and vote upon a proposal to approve the Agreement and Plan of Merger dated as of May 27, 1999 (the "Merger Agreement") among Tubby's and R Corp. A copy of the Merger Agreement is attached hereto as Appendix A. The approval of the Merger Agreement by the shareholders shall be contingent upon the affirmative vote of a majority of the outstanding shares. The failure by the shareholders of Tubby's to approve the terms of the Merger Agreement shall result in the termination of the Merger Agreement. The shareholders will also vote upon the election of three Directors to serve for the ensuing year, in the event the Merger Agreement is not approved.

Record Date; Quorum

           Only holders of record of shares of Tubby's Common Stock at the close of business on October 29, 1999 (the " record date") will be entitled to vote at the annual meeting including any adjournment or postponement thereof. Holders of Tubby's Common Stock are entitled to cast one vote for each share held by them. The presence, either in person or by properly executed proxy of holders of a majority of the outstanding shares of Tubbys Common Stock entitled to vote is necessary to constitute a quorum at the Annual Meeting. The presence of a majority of unaffiliated shareholders is not necessary to constitute a quorum.

Vote Required

           Pursuant to the provisions of the New Jersey Business Corporation Act, the affirmative vote of the holders of the majority of the outstanding shares of Tubby's Common Stock entitled to vote is required to approve the Merger Agreement. Holders of approximately 1,054,000 outstanding shares of Tubby's Common Stock (approximately 40.4%), which includes 500,000 shares held by affiliates Robert M. Paganes (259,000 shares), Peter T. Paganes (191,000 shares)


                                      5


and Vincent J. Tatone (50,000 shares), have informally indicated their intention to vote in favor of the Merger Agreement. Assuming these unaffiliated holders vote in favor of the Merger Agreement, the approval of holders of at least an additional 246,557 shares (approximately 9.5%) will be necessary for approval of the Merger Agreement. The affirmative vote of the holders of the majority of shares constituting a quorum is required for the election of Directors. Abstentions and broker non-votes will not be counted as affirmative votes.

The Merger

           If the Merger Agreement is consummated, all Tubby's shareholders, other than P, P & T, shall receive cash in exchange for their shares (the "Merger"). The shares, for purposes of the Merger Agreement, have been valued at $1.10. Each share of Tubby's Common Stock surrendered shall be exchanged for $1.10. There are presently outstanding 2,583,113 shares of Tubby's Common Stock. Therefore, following completion of the Merger, and the exchange of all outstanding shares of Tubby's Common Stock for cash, there will be approximately 500,000 shares outstanding, which will be held by P, P & T. Thereafter, Tubby's will terminate its registration under Section 12 of the Securities Exchange Act of 1934 (the "Act") and its shares will not be publicly traded. Tubby's will no longer be a reporting company under the Act and will operate as a private company. A copy of the Agreement and Plan of Merger is attached as Appendix A.

           After the Effective Date of the Merger, Tubby's will make the cash payments of $1.10 per share described above as follows. Promptly after the Effective Date of the Merger, Tubby's will mail to each shareholder a form letter of transmittal and instructions for use in effecting the surrender for payment therefor of certificates which prior to the Merger represented Tubby's Common Stock. After the Effective Date of the Merger and until so surrendered and exchanged, each outstanding certificate which prior to the Effective Date of the Merger represented shares of Tubby's Common Stock will be deemed for all purposes to represent only a right to receive a cash payment of $1.10 per share, and no interest will be paid or accrued on the amount payable upon surrender of any such certificates. Upon surrender to Tubby's of such certificates, together with such letter of transmittal duly executed, Tubby's will pay to the persons entitled thereto, in cash or equivalent, the amount to which such persons are entitled. If payment is to be made to a person other than the one in whose name the certificate surrendered is registered, it will be a condition of such payment that the certificate so surrendered must be properly endorsed or otherwise in proper form for transfer and that the person requesting such payment shall pay to Tubby's any transfer or other taxes required by reason of the payment to a person other than the registered holder of the certificate surrendered, or establish to the satisfaction of Tubby's that such tax has been paid or is not applicable. If any holder of Tubby's Common Stock is unable to surrender such holder's stock certificates because such certificates have been lost or destroyed, such holder may deliver in lieu thereof an affidavit and indemnity bond in form and substance and with surety reasonably satisfactory to Tubby's.

           The Merger will become effective upon the later of either (i) the filing of the Merger Agreement with the Secretary of State of New Jersey, or
(ii) the issuance by the Secretary of State of New Jersey of a Certificate of Merger relating to the Merger (the "Effective Date"). It is expected that if the Merger is approved by Tubby's shareholders at the annual meeting, and assuming that the conditions to the Merger are satisfied, the Merger will become effective during the fourth calendar quarter of 1999.

                                      6


                               SPECIAL FACTORS

Sources and Amounts of Funds and Other Consideration

           The Merger, which will require approximately Two Million Two Hundred Ninety Thousand ($2,290,000) Dollars, will be funded though loans from Comerica Bank, Detroit, to Tubby's, which will be secured by all of the assets of Tubby's and will be personally guaranteed and personally collateralized by the pledge of additional property owned by P, P & T; loans to P, P & T, individually; replacing Tubby's current $250,000 line of credit with a new $400,000 line of credit; and with funds from Tubby's general account, as follows:

           (A) A One Million ($1,000,000) Dollar secured term loan to Tubby's at a fixed interest rate, to be set at the time of Closing, or interest at one-quarter percent (0.25%) above the announced prime rate of Comerica Bank ("the Prime Rate") amortizing over fifteen years with a balloon in five years ("Term Loan A");

           (B) A Five Hundred Thousand ($500,000) Dollar interest only, cash secured loan due in 24 months to Tubby's at an interest rate equal to the current CD rate + 2.0% ("Term Loan B");

           (C) A Two Hundred and Fifty Thousand ($250,000) Dollar secured term loan to P, P & T, individually, at an interest rate equal to one-quarter percent (0.25%) above the Prime Rate, due in 12 months ("Term Loan C");

           (D) Two Hundred Seventy Thousand ($270,000) Dollars from Tubby's revolving line of credit which will bear interest at one-quarter percent (0.25%) above the Prime Rate (the "Line of Credit"); and

           (E) Two Hundred and Seventy Thousand ($270,000) Dollars from Tubby's General Account.

           (F) Term Loan A, Term Loan B and the Line of Credit, will be secured by mortgage liens on two buildings owned by Tubby's which house Tubby's Sub Shops, located in Southgate, Michigan, and Clinton Township, Michigan, and a security interest in all of the assets of Tubby's, and P, P & T, jointly and severally, will personally guaranty repayment of Term Loan A, Term Loan B and the Line of Credit;

           (G) Term Loan C and the personal guaranties of P, P & T will be secured by mortgage liens on a condominium unit located in St. Clair Shores, Michigan, two buildings which house franchised Tubby's Sub Shops, located in Royal Oak and Dearborn, Michigan, two houses located in

                                      7


               Clinton Township and Macomb, Michigan, and a condominium unit located in Naples, Florida. These properties are owned by P, P & T, individually.

           The expenses estimated to be incurred in connection with the Merger are as follows:

        Legal                                     $ 20,000
        Appraisal and Fairness Opinion Fees       $ 25,000
        Accounting                                $  5,000
        Printing and Mailing Costs                $ 30,000
        Transfer Agent Fees                       $ 15,000
        Exchange Agent Fees                       $ 15,000
        Loan Closing Costs                        $  7,500
        Filing Fees                               $    450
                                                  --------
        Total                                     $127,950
                                                  ========


Tubby's has paid $10,000 of the legal fees, all of the appraisal and fairness opinion fees, and will be responsible for paying for all of the remaining estimated expenses.

Purpose(s), Alternatives, Reasons and Effects

           The Merger is a "going-private" transaction. Its purpose is to pay all unaffiliated shareholders cash in exchange for all of their shares, which will be surrendered to Tubby's and retired, and to make Tubby's a private company which will no longer be a public reporting company under the Securities Exchange Act of 1934. Tubby's shares will no longer be publicly traded, its former shareholders will receive $1.10 per share for all of their shares, and Tubby's will operate as a closely held private company.

           Since it became a public company in 1986, Tubby's has met with limited success in its effort to expand its operations. Tubby's began as a small franchising company in 1977 with submarine sandwich shops located in the Detroit Metropolitan area. In the course of its efforts to expand, Tubby's has opened locations in states other than Michigan. Because of unsatisfactory sales, and because of its limited resources, most of these locations have closed.

           Because of its modest growth rate, and its limited resources, an established market for Tubby's shares never developed. In addition, its short-term and long-term goals to achieve explosive national expansion, and the inherent burdens on its financial and human resources incurred as a result of operating as a public company, negatively affected its ability to be profitable. Nevertheless, P, P & T believe that Tubby's could be successfully operated as a closely held private company. The reason for this belief is that Tubby's could focus all of its resources on improving operations and franchise development rather than committing substantial resources to public company matters such as reporting requirements, public relations, shareholder relations, and the constantly present issue of how management decisions may affect the market price of its shares. First, it will be relieved of the substantial expenses incurred in operating as a public company, including legal and accounting expenses, transfer agent expenses, printing and annual meeting expenses which, because of its relatively small size, create a formidable burden on its limited resources, both financial and human; in financial terms, these expenses are approximately $150,000 annually and, in human terms, between 600 and 800 combined hours are

                                      8


required annually by the small staff at its headquarters (13 full time employees). Second, it will be relieved of the pressure to achieve fast national growth in order to complete with other public restaurant companies. Rather, P, P & T, may be content to simply operate Tubby's as a small local franchising company, focusing on efficiency and improving existing operations, without incurring the expenses and incurring the risk of attempting to achieve accelerated national expansion, to maximize short-term profits. Tubby's became public in 1986 when it merged with a Utah public "shell" corporation (a public company with no assets) called Like Development, Inc. ("LDI"). LDI, the surviving corporation, then changed its name to Tubby's, moved its domicile to Michigan, and its original shareholders sold their new Tubby's shares on the over-the-counter market primarily to Michigan residents who were familiar with Tubby's Sub Shops. Tubby's incurred all of the expenses of that "going public" transaction and did not receive any proceeds from the sale of any shares. By 1990, there were approximately 600 Tubby's shareholders.

           Tubby's began its efforts to expand nationally in 1990 when it merged with Stuff Yer Face, Inc. ("SYF"), a public New Jersey restaurant company. SYF restaurants are full service, sit down restaurants featuring pizza and a specialty sandwich called a "strombolli". See "Business of Tubby's". At the time of the merger, SYF only had two remaining restaurants. Those restaurants were sold back to the founder of SYF who continues to operate them as franchises. As a result f the SYF merger, Tubby's acquired sufficient assets to qualify to have its shares listed on the NASDAQ Small Cap Market. It also inherited approximately 6,000 new shareholders.

            Tubby's attempted to revise and expand the SYF concept in 1991. It established a restaurant in Atlanta, Georgia called "Boli's" which was based on the SYF concept. Unfortunately, that venture was not successful, Tubby's lost its entire investment in it and the concept was not further developed. Other attempts to develop restaurants based on the SYF concept were also unsuccessful. Two additional SYF restaurants were opened, one company owned and one franchise, but they both ultimately went out of business.

           In early 1993, Tubby's entered into an agreement with Sears Robuck & Co. to establish restaurants to be called "Cafe Express" within Sears department stores. Tubby's built and opened six "Cafe Express" restaurants during 1993 and 1994 and had short-term plans to build up to 20 of them. Unfortunately this project was also not successful. Three of the restaurants were substantially unprofitable, two of them were underperforming, creating additional losses, and one was profitable, although only marginally. Other attempts to develop SYF restaurants were also unsuccessful.

            As a result of those and other research and development projects aimed at national growth, Tubby's sustained record losses for fiscal 1994 (more than $900,000). In late 1994, a significant management change took place. It's prior chairman of the board and its prior president and chief executive officer were replaced and P, P & T assumed managerial control over Tubby's. At that time, Tubby's was facing a financial crisis. Because of the substantial losses it had sustained, and the increased expenses it was incurring, it could not pay its bills and was incurring substantial losses. As a result, P, P & T's first priority was to stabilize Tubby's financial condition.

           First, Tubby's offered all of the Sears restaurants for sale. Three of them could not be sold and were closed in early 1995. Two of them were sold at a substantial loss and the one that was marginally profitable continues to be operated as a company store. Second, Tubby's substantially decreased its operating expenses by, among other things, applying across the board pay cuts to all of its employees. Third, it terminated all research and development projects and focussed all of its

                                      9


resources on its core business -- submarine sandwich shops. It focussed on finding good locations and building Sub Shops in the Detroit Metropolitan area. The plan worked; Tubby's operations immediately achieved profitability, beginning with the first quarter of 1995.

           However, because of the substantial losses in 1993 and 1994, Tubby's net asset value had decreased below the minimum requirement for continued listing on the NASDAQ Small Cap Market: Tubby's net assets had decreased to $1,600,000, $400,000 below the minimum requirement of $2,000,000. The NASDAQ notified Tubby's that its shares would be delisted if it did not achieve compliance within 90 days. Tubby's achieved compliance by obtaining capital contributions in the cumulative amount of $460,000 by selling restricted stock through private placements, which increased its net assets above the minimum requirement. P, P & T provided $240,000 of the total capital contributions.

           Once its financial condition was stabilized, Tubby's attempted to expand nationally through the implementation of a development agent program, which it introduced in 1996. Development Agents ("DA's") are awarded an exclusive geographical area in exchange for their commitment to sell franchises pursuant to a development schedule and to perform other continuing services. Their compensation includes commissions equal to fifty percent of the initial franchise fees and forty percent of the royalties received by Tubby's from the stores in their geographic area. Unfortunately, the DA program did not achieve the goals Tubby's had intended. DA Agreements awarded to individuals in the following territories were ultimately terminated because of the DA's failure to achieve their development schedules: Arizona, Texas, Pennsylvania, Cleveland, Ohio, Indiana, the province of Ontario, Canada, Edmonton and Calgary, Canada. Tubby's currently has a DA Agreement for the St. Louis, Missouri market. Five stores were opened in that market within a one year period. Unfortunately, three of those stores have recently closed. Tubby's also continues to have DA's in Florida and Nebraska. There are three stores in Florida and one in Nebraska.

           Over the next five years Tubby's intends to further develop the Michigan, Florida and Nebraska markets. Tubby's believes the Detroit market can handle an additional 15 stores. It projects that it will increase the number of new stores by 13 stores per year with an attrition rate of two stores per year (i.e., net 11 new stores). Tubby's also projects an attrition rate of four stores per year for existing stores which results in projected net growth of seven stores per year (i.e., 11 net new stores minus four existing stores). While, in light of Tubby's historical growth rate, these projections seem ambitions and, if achieved, would be an impressive accomplishment, in the context of the public company quick service restaurant industry, this growth rate would be considered unremarkable. In addition, because of the recent popularity of non-traditional stores, revenues to Tubby's from new stores will decrease. Non-traditional stores are located in gas stations, convenience stores and other non-traditional locations. While these stores are generally less expensive to establish, their sales are also generally lower. Non-traditional stores result in less revenue to Tubby's for two reasons. First, the initial franchise fee is lower: $8,000 versus $15,000. Second, royalties, which are a percentage of net sales, are lower because total sales at these stores are generally lower.

           Tubby's shares were listed on the NASDAQ Small Cap Market beginning in 1990 as a result of the SYF merger. The price at which Tubby's shares traded fluctuated from between approximately $.12 to $.80 per share but, generally, they traded at between $.18 and $.25 per share through 1997. Although Tubby's tried to increase shareholder value, its limited resources and limited growth made increasing the value of its shares a difficult task. In the fall of 1997, the

                                     10


NASDAQ amended its rules regarding listing qualifications. One of the changes was that, to qualify for continued listing, companies must maintain a minimum bid price of at least $1.00 per share. To comply with the minimum bid price requirement, Tubby's adopted and implemented a one for ten reverse split in February of 1998. Just prior to the split, Tubby's shares were trading at approximately $.25 per share. After the reverse split, the bid price for Tubby's shares began to decline from $2.50 all the way down to $.375 in February of 1999, even though the number of outstanding shares decreased from more than 25 Million to just over 2.5 million. In December of 1998, the NASDAQ notified Tubby's that it was not in compliance with the minimum bid price requirement and would be delisted if that noncompliance was not corrected within 90 days. Tubby's requested a hearing before the NASDAQ. Tubby's intended to show that it would achieve compliance through a proposed merger with Interfoods of America, Inc. (OTCBB--IFDA), a Miami based Popeye's Chicken Franchisee. See Previous Contacts Between Tubby's, Interfoods of America, Inc., and R Corp."

           Earlier in the fall of 1998 (mid-September), Interfoods' president Robert Berg contacted Tubby's and expressed an interest in a possible merger. Mr. Berg stated that Interfoods was not interested in the submarine sandwich business. Rather, its interest was increasing the market price for its shares and qualifying to have its shares listed on the NASDAQ Small Cap Market. In that regard, Mr. Berg suggested selling all of the assets of Tubby's to P, P & T as part of the possible merger. Tubby's was interested in the possible merger for several reasons. First, the merger would result in the combined company becoming a larger company which may have increased shareholder value by increasing its ability to complete as a public small cap company. Second, it could allow Tubby's original business, the submarine sandwich business, to go private and P, P & T were interested in undertaking that challenge. Because P, P & T had a conflict of interest and, consistent with their obligations as directors, Tubby's Board of Directors insisted that an independent valuation of the fair market value of both Tubby's and Interfoods be conducted prior to negotiating the terms of the proposed merger. Stout Risius Ross, Inc., an independent valuation firm referred to Tubby's by its auditors BDO Seidman LLP, conducted that valuation and concluded that the fair market value of Tubby's and Interfoods were $2,600,000 and $12,500,000, respectively. In early December, the two companies met at Interfoods offices in Miami, negotiated the terms of the proposed merger and entered into a letter of intent. See "Previous Contacts Between Tubby's, Interfoods of America, Inc., and R Corp. Tubby's believed that implementing that merger may have achieved compliance with the minimum bid requirement for its shares. In March of 1999, the NASDAQ notified Tubby's that it also appeared not to be in compliance with the $1,000,000 market value of public float requirement either and that it would have to demonstrate compliance with that requirement as well at the hearing. Tubby's believed the Interfoods merger would correct that alleged deficiency as well.

           The NASDAQ hearing was scheduled for May 6, 1999. On April 23, 1999, however, Interfoods announced that it would not proceed with the merger. Interfoods advised Tubby's that, after a thorough evaluation, its Board of Directors had decided not to proceed. Interfoods gave no other explanation for its decision. Tubby' requested an explanation but did not receive one and is not aware of why Interfoods decided not to pursue the proposed merger. Tubby's then considered another reverse spilt but concluded that it would not result in compliance. That conclusion was based, first, on Tubby's experience with its prior reverse split which proved that reducing the number of outstanding shares did not result in a long term increase in the market price of its shares and, second, another reverse split would not correct, and would probably

                                     11


worsen, its compliance with the public float requirement. Therefore, on May 5, 1999, Tubby's withdrew its request for a hearing. Accordingly, on May 5, 1999, Tubby's shares were delisted by NASDAQ for failure to meet those minimum requirements and trades of Tubby's shares were automatically listed on the Over the Counter Bulletin Board ("OTCBB"). Thereafter, Tubby's announced the present proposed merger.

           As a result of the delisting, Tubby's Board of Directors concluded that increasing shareholder value would now be an even more formidable task. There has never been a well established market for Tubby's shares; quotations have always been limited and sporadic. The NASDAQ delisting was viewed, objectively, as probably having a future negative effect on the already under-established market for Tubby's shares. This was a substantial factor which was considered by Tubby's Board of Directors. Because of Tubby's limited resources, the current and potential future bid prices for its shares, and the substantial expenses inherent in operating a public company, the Board of Directors of Tubby's determined that undertaking this transaction was appropriate at this time

           The Interfoods merger would have been an alternative to this transaction and, therefore, warrants some discussion. That proposed merger provided for a one for five reverse split of Tubby's shares followed by a registered exchange offer of Tubby's shares on a one for two basis for all Interfoods shares. Simultaneously, the surviving corporation, Tubby's, would have changed its name to Interfoods of America, Inc., would have sold all of Tubby's pre-merger assets to R Corp, and would have continued to operate as a Popeye's Chicken franchisee. See "Previous Contract Between Tubby's, Interfoods of America, Inc., and R. Corp." On April 23, 1999, however, Interfoods advised Tubby's that it had decided not to proceed with the proposed merger. Tubby's did not seek any additional alternatives and no other alternatives were presented by any third party. For a comparison of the fairness of that proposed merger within the present proposed merger see "Fairness of the Transaction", and "Previous Contracts Between Tubby's, Interfoods of America, Inc., and R Corp".

           The most substantial effect of the Merger on Tubby's will be that it will no longer be a public reporting company and, instead, will operate as a private company. Its limited resources will be relieved of the substantial burdens inherent in operating a public company and Tubby's will have more flexibility in its day to day management. Although R Corp will no longer exist as a separate entity, its shareholders, P, P & T, will be the only shareholders of Tubby's. In addition, P, P & T will be personally liable, pursuant to their personal guarantees and the pledge of their personal property as collateral, for the repayment of the loans from Comerica Bank which will be used to fund the Merger.

           Unaffiliated security holders will receive $1.10 in exchange for each of their shares, which is higher than the current market price. The Merger will provide security holders with small numbers of shares (e.g., less than 100 shares) an easy and efficient procedure to liquidate their shares. Tubby's estimates that, of its approximately 7,000 shareholders, less than 600 are round lot holders (shareholders who hold 100 shares or more). This was also an important factor considered by Tubby's in proposing the present transaction. They will be required to recognize, for federal tax purposes, a gain or loss on the exchange. See "Certain Federal Income Tax Consequences." The only additional potential detriment to all shareholders, unaffiliated and affiliated, is that they will loose the opportunity to hold the shares and, in the event an established market develops and the market price for the shares exceeds $1.10, sell their shares at a higher price. Any attempt to "quantity" this detriment would be entirely premised on speculation and,

                                     12


therefore, it can not reasonably be "quantified."

           Finally, P, P & T's purpose for engaging in this transaction is to acquire Tubby's and to reverse what they believe (obviously in hind-sight) to have been an incorrect decision to become a public company in the first place. Stated simply, Tubby's was too small to compete as a public company. The SYF merger, pursuant to which Tubby's inherited approximately 6,000 shareholders, most of whom now hold shares cumulatively valued at less than $100, further complicated its existence and only made matters worse. While Tubby's was unable to develop nationally by establishing thousands of sub shops, and the value of its shares did not fair well, P, P & T believe that Tubby's is fundamentally sound and can be operated profitably as a small closely held company. If the merger is approved, P, P & T's will operate Tubby's as a small private company. Their first priority will be to improve current operations and to maintain profitability. Growth, which may be modest, will be secondary.


Fairness of the Transaction

           Tubby's believes that the merger is fair to unaffiliated security holders. This belief is supported by the Fairness Opinion issued by Stout Risius Ross, Inc. A copy of the Fairness Opinion is attached as Appendix B. The material factors which form the basis of this belief include Tubby's fair market value, as analyzed by Stout Risius Ross, Inc., the book value and financial condition of Tubby's, its earning capacity, current market prices and previous sales of Tubby's stock and the sizes of the blocks transferred, and the market prices of companies in the same industry that trade in the open market. Tubby's Board of Directors' reasonably believes that the delisting of Tubby's shares from the NASDAQ Small Cap Market will probably negatively affect shareholder value and considered that factor as well. However, the primary factor considered in establishing the per share price of $1.10 was the objective fair market value of Tubby's as a going concern. Current market prices for the shares, which have been substantially lower than $1.10, recent sales and the sizes of the blocks transferred, which have been sporadic and small, and the NASDAQ delisting, which were considered in Tubby's decision to undertake this transaction at this time, were considered very little in establishing the per share price.

           At August 31, 1999, Tubby's tangible book value per share was $1.05. Tangible book value is calculated by dividing total shareholder equity (i.e., all assets, other than good will, at book value, minus all liabilities) by the number of outstanding shares. The book value of a company's assets may or may not reflect its fair market value just as a company's market capitalization (all outstanding shares multiplied by current market price per share) may or may not. For example, prior to announcing the present proposed merger, Tubby's shares traded as low as $.375. At that price, Tubby's total market capitalization would be $968,668. After this proposed merger was announced, shares traded as high as $1.00 which would result in a market capitalization of $2,583,113. On October 11, 1999, the last reported trade was at $.8437 which would equal a market capitalization of $2,179,372.

           In determining the per share price for the proposed merger, Tubby's estimated the objective Fair Value of its common equity. Fair Value was considered as the price at which property would exchange between a willing buyer and a willing seller, when neither the former nor the latter are under any undue compulsion to buy or sell, and both have reasonable knowledge of the relevant facts. Tubby's began by considering its prior valuation in connection with the

                                     13


proposed merger between Tubby's and Interfoods of America, Inc. As part of that proposed merger, Interfoods' board of directors, which would have been the board of directors of the surviving corporation, agreed to sell all of the assets of Tubby's to R Corp for a total purchase price of $2,500,000. Dividing that purchase price by the number of Tubby's outstanding shares results in a per share price of $.97. Tubby's set the per share merger price at $1.10 which, multiplied by the number of outstanding shares, results in estimating Tubby's Fair Market Value at $2,841,424. There are at least two reasons for this increase. First, after it sustained a small net loss for fiscal 1998, Tubby's began to be profitable in the first two quarters of 1999. Second, because of the clear conflict of interest, Tubby's Board of Directors believed it would be better to overestimate rather than to underestimate Tubby's fair market value. As it turned out, the per share price of $1.10 was accurate, as confirmed by the independent analysis of Stout Risius Ross, Inc.

            The Board of Directors believes that this merger is more beneficial to unaffiliated shareholders than the Interfoods merger would have been. The proposed Interfoods merger first provided for a one for five reverse split of Tubby's shares and, second, for an exchange of one new share for each two shares held by Interfoods shareholders. Tubby's shareholders would have held one share in the surviving corporation for every five shares they held prior to the merger. At the time, Interfoods had approximately 6,000,000 outstanding shares. After the one for five reverse split and the exchange of Interfoods' shares, Tubby's shareholders, including affiliates, would have held approximately 500,000 and Interfoods shareholders would have held approximately 3,000,000 shares in the surviving corporation. At the time the proposed merger was announced, Interfoods shares were trading at approximately $.40 and Tubby's shares were trading at approximately $1.00. After the announcement, the price of Interfoods' shares increased dramatically while the price of Tubby's shares decreased slowly but consistently. After Interfoods announced it would not proceed with the merger, the price of its shares began decreasing steadily. The last trade of Interfoods shares on October 15, 1999, was reported to be at 7/16 or $.43. Had the Interfoods merger been completed, Interfoods' assets would have increased by $2,500,000 (the purchase price for Tubby's pre-merger assets) and the number of its outstanding shares would have decreased from approximately 6,000,000 to approximately 3,500,00. The long-term effect on the market prices for Interfoods shares, however, can not be quantified with any degree of certainly. Nevertheless, because of the one for five reverse split of Tubby's shares, any decrease in the market prices would have been magnified for Tubby's shareholders. In addition, like Tubby's, there is no well-established market for Interfoods shares.

           P, P & T will receive and assume the following benefits and detriments. The benefits are, first, although they will not receive cash in exchange for all of their shares, they will acquire all of the equity of Tubby's. Second, they will enjoy the challenge of operating Tubby's as a private company and, if profitable, will receive distributions in the form of dividends. Third, their equity will appreciate as Tubby's repays the loans from Comerica and the principal balances of the loans decrease. The detriments of the transaction to P, P & T are that they will be personally liable for the repayment of the loans and will pledge individually owned personal assets to secure their repayment.

           The transaction is structured so that the approval of a majority of all security holders is required. Approximately 80% of the shares are held by unaffiliated security holders. The only affiliated security holders are P, P & T. Other shareholders who have informally indicated their approval of the proposed merger (See "Vote Required") are not affiliated security holders

                                     14


because they do not directly, or indirectly through any intermediaries, control, nor are they controlled by or under common control, with Tubby's or with P, P & T. The merger was approved unanimously by the directors including the one director who is not employed by Tubby's. Neither Tubby's nor anyone else retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for the purposes of negotiating the terms of the merger and/or for preparing a report concerning the fairness of the transaction.

Reports, Opinions, Appraisals and Certain Negotiations

           Tubby's received an opinion on July 15, 1999, relating to the fairness of the consideration to be offered to the security holders, from Stout Risius Ross, Inc. Stout Risius Ross, Inc., is a Michigan based consulting firm specializing in business valuations, appraisals, and mergers and acquisitions. Stout Risius Ross, Inc., was referred to Tubby's by its auditors, BDO Seidman, LLP in connection with the proposed Interfoods merger. No material relationship existed between Stout Risius Ross, Inc., and/or any of its affiliates or representatives, and Tubby's or any of its affiliates nor is it contemplated that any such relationship will exist in the future. Tubby's determined the merger price of $1.10 per share, and asked Stout Risius Ross, Inc., to render its opinion regarding the fairness of that per share price.

           In reaching its opinion that the transaction is fair from a financial point of view to the shareholders of Tubby's, Stout Risius Ross, Inc., performed an analysis to estimate the fair value of the common equity of Tubby's, defined as the price at which property would exchange between a willing buyer and a willing seller, when the former is not under any undue compulsion to buy and the later is not under any undue compulsion to sell, both having reasonable knowledge of the relevant facts. In general, it considered the nature and history of Tubby's, the outlook for the economy and industry in which Tubby's operates, the book value and financial condition of the Company, the earning capacity of Tubby's, the dividend paying capacity of Tubby's, whether good will or other intangible value exists within Tubby's, previous sales of Tubby's stock and the size of the blocks transferred, and the market prices of companies in the same or similar industries which trade in the open market. Tubby's only instructions were for Stout Risius Ross, Inc., to render an opinion as to the fairness of the proposed merger to Tubby's shareholders from a financial point of view. No limitations were imposed by Tubby's or any affiliate of Tubby's on the scope of the valuation or Fairness Opinion. See Fairness Opinion, attached as Appendix B. Stout Risius did not consider the merits of the transaction as compared to an alternative business strategy. A copy of the valuation will be made available for inspection and copying at Tubby's principal offices during regular business hours by any interested security holder or his representative who has been so designated in writing.

           In its analysis, Stout Risius Ross, Inc., considered a variety of valuation methods, including an income approach, market approach and an underlying asset approach. In reaching its ultimate conclusion, it relied equally on an income approach and market approach. The average of the two resulted in estimating the fair market value of Tubby's at $1.10 per share.

           The income approach is a valuation technique in which the fair market value of a company is estimated on the basis of that company's earning capacity. This approach analyzes cash flows during a projected future period and the resulting residual cash flow thereafter. The future cash flows are then discounted to reflect present value. Under this approach, Stout Risius Ross, Inc., projected increases in revenues for 1999 through 2005. It then analyzed corresponding increases

                                     15


in expenses. A noteworthy component in this analysis is that 70% of new franchise growth during the projection period will occur in nondominant market areas (outside of Metro Detroit) which materially affects earnings primarily because of the increase in distribution costs. After projecting revenues, expenses, capital expenditures, and discounting residual cash flow, Stout Risius Ross, Inc., then added the value of Tubby's nonoperating assets which included excess cash, rental property and notes receivable. Based on 2,583,114 shares outstanding, it estimated Tubby's value of equity per share to be $1.08.

           The market comparable approach analyzes prices paid for securities of similar companies that are publicly traded. Stout Risius Ross, Inc., identified and analyzed the securities of the following companies:
Schlotsky's, Inc; Miami Subs; Quizno's; and Blimpie International, Inc. Stout Risius Ross, Inc., conducted an evaluation of these companies to determine their earnings before interest, taxes, depreciation and amortization ("EBITDA") to establish a total capital to EBITDA multiple. EBITDA multiples for these companies ranged from 4.00 to 4.30. Applying this approach to Tubby's resulted in estimating the equity value of Tubby's at $1.12 per share.

           The underlying asset approach is only relevant when a company's assets exceed its estimated value under the first two approaches. Because this was not the case with Tubby's, this approach was not used.

           Stout Risius Ross, Inc., relied equally on those two approaches. Therefore, it concluded that the fair value of common equity of Tubby's is $1.10. Tubby's, R Corp, and P, P & T expressly adopt the conclusion and analysis of Stout Risius Ross, Inc. In addition, R Corp, and P, P & T, expressly adopt the conclusion and analysis of Tubby's, set forth in this proxy statement, and rely on each of the same factors. R Corp, and P, P & T, did not rely on any other material factors in reaching their conclusion that the merger is fair to unaffiliated shareholders.

Recommendations

           The Board of Directors of Tubby's has received a favorable fairness opinion with respect to the terms of the merger, believe that the Merger is in the best interest of and fair to the shareholders and has recommended that the shareholders vote FOR approval of the Merger Agreement. For a discussion of the factors considered by Tubby's Board of Directors in approving the Merger Agreement, see "Description of the Transaction."

Interests of Certain Persons in the Merger

           General - The respective management and Boards of Directors of R Corp and Tubby's are affiliated (P, P & T are directors and hold the same offices in both corporations), the effect of the Merger Agreement will be considered a "going private" transaction and the terms of the Merger Agreement were considered and determined in the context of the objective fair market value of the Company's assets and the fair distribution of its equity to the shareholders of Tubby's.

Principal Shareholders of Tubby's - The principal shareholders of Tubby's, other than P, P & T (i.e., former affiliates and/or holders of large blocks of shares) are being accorded the same treatment as the remaining shareholders of Tubby's. No compensation of any sort has been promised to these principal shareholders in order to induce them to vote in favor of the Merger. P, P & T have personally procured a commitment for adequate financing on behalf of Tubby's to

                                     16


complete the Merger, and will personally guaranty the required debt financing and pledge personal assets, in addition to all of the assets of Tubby's, to secure the loans. P, P & T will not receive any cash in exchange for their shares and they will remain as the only shareholders of Tubby's. In order to equalize the number of shares held by each of them, P, P & T have also entered into a Stock Purchase, Redemption and Shareholder Agreement with Tubby's pursuant to which some of them will purchase restricted shares of common stock from Tubby's and Tubby's will redeem shares from the others. The price per share is equal to the Merger price of $1.10. The Stock Purchase, Redemption and Shareholder Agreement is contingent upon the consummation of the Merger.

Conditions to Merger: Termination: Amendment

           The obligations of Tubby's and R Corp to effect the Merger are subject to the satisfaction of several conditions, including the approval of the Merger Agreement by the required vote of the outstanding shares of Tubby's, closing on the bank financing, and the absence of any material adverse changes. See the Merger Agreement attached hereto as Appendix A.

           The Merger Agreement may be terminated at any time prior to the Effective Date of the Merger, whether before or after submission or approval by the shareholders of Tubby's, by the Board of Directors of Tubby's. The Merger Agreement may be amended at any time prior to the Effective Date of the Merger, whether before or after the meeting of shareholders of Tubby's, by written Instrument executed by Tubby's and R Corp, provided that no amendment shall change the exchange ratio (i.e., the Merger Price of $1.10 per share) set forth in the Merger Agreement without the approval of the shareholders of Tubby's.

Material Federal Income Tax Consequences

           Tax Counsel has advised that for federal income tax purposes, if the Merger is carried out in accordance with the Merger Agreement (1) no taxable gain or loss will be recognized by Tubby's as a result of the Merger;
(2) taxable gain or loss will be recognized by the holders of shares of Tubby's stock upon receipt of cash in exchange for those shares; (3) no taxable gain or loss should be recognized by the shareholders of R Corp and the basis of their shares of Tubby's should not be affected.

Dissenter's Appraisal Rights

           Dissent and Rights of Appraisal for Tubby's Shareholders - Pursuant to the provisions of section 14(a):11-1 et seq. of the New Jersey General Corporation Law, and because Tubby's has in excess of 1,000 shareholders of record, shareholders of Tubby's will not be entitled to dissent or receive appraisal rights in connection with the proposed Merger. Nor do Tubby's Articles of Incorporation or By-Laws provide any rights to dissent or receive appraisal rights.

Business of Tubby's

           The restaurant business is highly competitive and there can be no assurance that the merged corporation will be able to operate profitably. Tubby's operated unprofitably from 1990


                                     17


through 1994. It operated profitably from 1995 through 1997 and had a small net loss for fiscal 1998, resulting in a current accumulated earnings deficit of $896,749 at the end of fiscal 1998. For the first three-quarters of fiscal 1999, ended August 31, 1999, Tubby's had a net profit of $298,675.00. For the first three-quarters of fiscal 1998, Tubby's had a net loss of $117,001. Revenues for the first nine months ended August 31, 1999, increased 30.7%. See "Tubby's Financial Statements."

                 CONSOLIDATED FINANCIAL DATA OF TUBBY'S, INC.

           The following table sets forth the consolidated selected historical financial information for Tubby's, Inc. The consolidated selected financial data for and as of the years ended November 30, 1998, 1997, 1996, 1995 and 1994 have been derived from the audited consolidated financial statements of Tubby's, Inc. The selected financial data for the nine months ended August 31, 1999 and 1998 are derived from the unaudited financial statements of Tubby's, Inc. In the opinion of Tubby's, Inc., the interim financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data.


                                                                     (Thousands except per share amounts)
                                       Nine Months Ended
                                           August 31                        Year Ended November 30,
                                      ------------------      --------------------------------------------------
                                        1999      1998        1998   1997 (1)   1996 (1)    1995 (1)    1994 (1)
                                        ----      ----        ----   --------   --------    --------    --------
Net Sales and operating revenues
  & other revenues...................  $7,032    $5,380     $7,366   $3,556     $3,123      $3,662      $3.737
Income before extraordinary
  items..............................     299     (117)        (31)     107        117         274        (921)
Extraordinary Items..................       0        0           0        0          0           0           0
Net Income...........................     299     (117)        (31)     107        117         274        (921)
Net Income (Loss) per share
  before extraordinary items.........      12    (0.05)      (0.01)    0.04       0.05        0.11        (0.5)
Net income (loss) per share,
  basic & fully diluted..............      12    (0.05)      (0.01)    0.04       0.05        0.11        (0.5)
Working Capital......................   1,835    1,339       1,437    1,177        871       1,094(2)       64
Total Assets.........................   3,436    3,303       3,326    3,325      3,333       3,270(2)    2,683
Total Assets less goodwill...........   3,238    3,049       3,063    3,095      2,994       2,923       2,340
Dividends ...........................      --       --          __       __         __          __          __
Book Value per Share                    $1.12    $ .98      $ 1.01   $ 1.02     $  .98       $ .93      $  .83
Tangible book value per share........    1.05    $ .88        0.91     0.93       0.86        0.84        0.66
Ratio of earnings to fixed charges...   11.59      ___(4)     0.35     5.08       2.65        3.52          __(3)

---------
(1)  Adjusted for 1 for 10 reverse split in February of 1998.
(2) In March of 1995, Tubby's issued 575,000 shares of restricted Common Stock pursuant to private placements in exchange for $.80 per share to seven individuals which included three related parties.
(3) For the year ended November 30, 1994, the ratio was negative. The deficiency, expressed in a dollar amount, was $955,110.
(4) For the nine months ended August 31, 1998, the ratio was negative; the deficiency was $80,735.


                    MARKET PRICES OF TUBBY'S COMMON STOCK

           The following table sets forth the high and low stock prices (bid) for Tubby's Common Stock as reported by NASDAQ (symbol TUBY) for the calendar years indicated and as reported by the Over the Counter Bulletin Board ("OTCBB") after May 5, 1999, when Tubby's shares were delisted by NASDAQ for failing to maintain a $1.00 bid price and were automatically listed



                                     18



for reporting by the OTCBB. There is currently no established trading market for Tubby's common stock (excluding limited and sporadic quotations.) On May 4, 1999, the day before the present proposed merger was announced, the market price as of the last trade was 5/16 or $.3125. The last trade on October 11, 1999 was for 27/32 or $.8437. The following quotations do not include retail mark-ups, markdowns or commissions and represent prices between dealers and not necessarily actual transactions.

                                       Tubby's
                               -------------------------
                               High                Low
                               ----                ---
       1997 (1)
       --------
       4th Qtr.               4.062                2.500

       1998
       --------
       1st Qtr.               3.125                2.000
       2nd Qtr.               2.375                1.625
       3rd Qtr.               2.000                .6875
       4th Qtr.               1.250                .6250

       1999 (2)
       --------
       1st Qtr.               1.000                 .375
       2nd Qtr                1.000                .3125
       3RD Qtr.               .6250                 .375


(1) Prices are adjusted to reflect a 1 for 10 reverse split which was effective in the first quarter of 1998.

(2) The public announcement in connection with this transaction was first made on May 5, 1999.

The approximate number of shareholders of record of Tubby's was 7,000 as of August 31, 1999. There are no restrictions on Tubby's present or future ability to pay dividends; however, Tubby's has never paid cash dividends on its Common Stock.


                        DESCRIPTION OF THE TRANSACTION

           Pursuant to the Agreement and Plan of Merger (the "Merger Agreement") between Tubby's and R Corp, the shareholders of Tubby's are being asked to approve a merger pursuant to which all shareholders, other than three current members of Tubby's management, who also constitute a majority of its Board of Directors, will receive cash in exchange for their shares. Pursuant to the Merger Agreement, each share of outstanding Tubby's Common Stock, other than shares held by the shareholders of R Corp, will be exchanged for cash at the merger price of $1.10 per share. The merger price per share was established by Tubby's Board of Directors. The fairness to shareholders from a financial point of view is supported by a Fairness Opinion prepared by Stout Risius Ross, Inc. A copy of the Fairness Opinion is attached as Appendix B. Tubby's will be the surviving corporation but its shares will no longer be publicly traded.

           The Board of Directors of Tubby's has determined that the Merger is in the best interest of the shareholders of Tubby's because, among other things, it will allow shareholders to receive $1.10 per share, which is higher than the current market price, without incurring brokerage commissions and/or other fees. It will also allow shareholders with small numbers of shares (e.g., less than 100 shares), an easy and efficient procedure to liquidate their shares. Tubby's


                                     19


registration will then be terminated under the Securities Act of 1934 and it will not be a reporting company.

           Holders of shares of Common Stock of Tubby's are entitled to cast one vote for each share held at all shareholder's meetings for all purposes. Shares of Tubby's Common Stock are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional shares in the event of any subsequent offering and/or merger. All outstanding shares of Tubby's Common Stock are fully paid and non-assessable. Tubby's Common Stock does not have cumulative voting rights which means that holders of more than 50% of Tubby's Common Stock voting for the election of Directors can elect 100% of the directors of Tubby's if they choose to do so.

           After the Effective Date of the Merger, Tubby's will make the cash payments of $1.10 per share described above as follows. Promptly after the Effective Date of the Merger, Tubby's will mail to each such shareholder a form letter of transmittal and instructions for use in effecting the surrender for payment therefor of certificates which prior to the Merger represented Tubby's Common Stock. After the Effective Date of the Merger and until so surrendered and exchanged, each outstanding certificate which prior to the Effective Date of the Merger represented shares of Tubby's Common Stock owned by a shareholder who is not also a shareholder of R Corp will be deemed for all purposes to represent only a right to receive a cash payment of $1.10 per share, and no interest will be paid or accrued on the amount payable upon surrender of any such certificates. Upon surrender to Tubby's of such certificates, together with such letter of transmittal duly executed, Tubby's will pay to the persons entitled thereto, in cash or equivalent, the amount to which such persons are entitled. If payment is to be made to a person other than the one in whose name the certificate surrendered is registered, it will be a condition of such payment that the certificate so surrendered must be properly endorsed or otherwise in proper form for transfer and that the person requesting such payment shall pay to Tubby's any transfer or other taxes required by reason of the payment to a person other than the registered holder of the certificate surrendered, or establish to the satisfaction of Tubby's that such tax has been paid or is not applicable. If any holder of Tubby's Common Stock is unable to surrender such holder's Tubby's stock certificates because such certificates have been lost or destroyed, such holder may deliver in lieu thereof an affidavit and indemnity bond in form and substance and with surety reasonably satisfactory to Tubby's.

               SHAREHOLDERS SHOULD NOT SEND STOCK CERTIFICATES
                            WITH THEIR PROXY CARDS

The terms of the Agreement and Plan of Merger, which is attached hereto as Appendix A, are incorporated herein by reference, in their entirety.

                           SOLICITATION OF PROXIES

           The enclosed proxy is solicited by and on behalf of the Board of Directors of Tubby's. The Board of Directors of Tubby's has approved the Merger Agreement and has nominated the proposed Directors. Accordingly, the Board of Directors is recommending that the shareholders vote FOR approval of the Merger Agreement and FOR the election of each Director. Proxies solicited by the Board of Directors, if properly signed and returned,


                                     20


will be voted in favor of the resolutions being presented to the shareholders.

           A proxy may be revoked by the person giving it at any time before the exercise thereof by written notice to the Secretary of Tubby's. All valid proxies not revoked will be voted. Where a choice is specified on a proxy, the shares represented by such proxy will be voted in accordance with the specification made.

           The cost of soliciting proxies, including preparing, assembling and mailing the notice of meeting, proxy statement, formal proxy and other soliciting materials as well as the cost of forwarding such material to the beneficial owners of stock is being borne by Tubby's.

           Even if you plan to attend the meeting please complete, date and sign the enclosed proxy and mail it promptly in the enclosed envelope. In the event you attend the meeting, you may revoke your proxy and vote your shares in person.

                             ACCOUNTING TREATMENT

           Under generally accepted accounting principles, this transaction will be accounted for as a reorganization and Tubby's will continue to apply current book value to its assets. Assuming completion of the Merger, Tubby's does not intend to change its November 30 financial year-end.

                      PREVIOUS CONTACTS BETWEEN TUBBY'S,
                   INTERFOODS OF AMERICA, INC., AND R CORP

           On December 15, 1998, Tubby's and Interfoods of America, Inc., a Miami based Popeye's chicken franchisee, executed a letter of intent pursuant to which Tubby's and Interfoods would merge, with Tubby's being the surviving corporation. The letter of intent provided for a one for five reverse split of outstanding Tubby's shares followed by a registered exchange offer of Tubby's shares on a one for two basis for all Interfoods shares then currently outstanding. Simultaneously, the surviving corporation (Tubby's), would change its name to Interfoods of America, Inc., and sell all of Tubby's pre-merger assets to R Corp. The purchase price for the assets was $2,500,000 payable as follows:

           A. Down payment of $350,000 in cash and the redemption of Tubby's shares held by shareholders of R Corp at the trading value assigned to them upon the effectiveness of the one for five reverse split.

           B. The balance was to be paid pursuant to a ten-year Promissory Note, providing for monthly payments of interest only at 7% during the first three years. Principal and interest payments would be made during years four through ten calculated on a thirty-year amortization with a ten-year balloon with interest at the rate of 7% per annum.

           C. The Promissory Note was also to provide for an option to obtain prepayment discounts as follows: R Corp would receive a 25% discount from the principal balance if it paid all amounts due prior to the fourth anniversary date of the closing and would receive a 20% discount if it paid all the amounts due prior to the eighth anniversary date.

           D. The letter of intent also provided that the parties would enter into a three-year

                                     21


               Consulting Agreement. R Corp would provide consultation regarding the Company's historical accounting procedures, records, public relations, legal and other corporate matters in exchange for compensation from Interfoods as follows:
               $225,000 in year one; $150,000 in year two; and $100,000 in year three.

Because Interfoods had more than 6,000,000 shares outstanding and Tubby's would have only had 516,623 after the one for five reverse split, Tubby's shareholders would have held approximately 20% of the outstanding shares in the surviving corporation

           On April 23, 1999, Interfoods advised Tubby's that, after a thorough evaluation, its Board of Directors had decided not to proceed with the proposed merger. Thereafter, Tubby's announced the present proposed merger on May 5,1999.

           The Merger Agreement that has been executed with respect to this transaction, which is the subject of this proxy statement, varies from the previous proposal in many ways. Under this transaction, shareholders will receive $1.10 in exchange for each share of Tubby's Common Stock. Under the Interfoods proposal, Tubby's shareholders would have received one share of Tubby's Common Stock in exchange for every five shares. In addition, under this transaction, shareholders can take the proceeds of the exchange and use them in the investment of their choice rather than automatically becoming shareholders of the surviving corporation which would have changed its name to Interfoods and continued largely in the fried chicken segment of the quick service food industry.

                             BUSINESS OF TUBBY'S

Introduction

           Tubby's, Inc. ("Tubby's") was originally incorporated on May 16, 1984 in the State of Utah under the name "Like Development, Inc." Like Development did not conduct any business until May 23, 1986 when it acquired all of the outstanding capital stock of Tubby's Sub Shops, Inc., a Michigan corporation in exchange for 7,424,961 shares of Like Development's Common Stock that were issued to the former shareholders of Tubby's Sub Shops, Inc. At the time of that reorganization, Like Development also changed its name to "Tubby's Sub Shops, Inc."

           Tubby's Sub Shops, Inc., was originally incorporated in the State of Michigan on December 2, 1977 for the purpose of franchising the rights to operate Tubby's Sub Shops restaurants. The founders of Tubby's had been operating restaurants under the Tubby's name since 1968 and, after developing a Plan of Operation for those restaurants that would enable others to operate similar restaurants, they founded Tubby's in 1977 to franchise the rights to operate those restaurants. The founders of Tubby's then assigned their trademarks, know-how, and existing agreements to Tubby's.

           In September 1987, Like Development changed its domicile from Utah to Michigan and changed the name of the company to "Tubby's, Inc.", a wholly-owned subsidiary of Like Development that was incorporated in Michigan for that purpose. As a result, each share of Like Developments' Common Stock was converted to one share of Tubby's, Inc., Common Stock. Like Developments authorized capital stock and the number of shares of its outstanding capital stock were unchanged as a result of its re-domicile from Utah to Michigan

           In March of 1990, Tubby's and Stuff Yer Face ("SYF"), a New Jersey restaurant

                                     22


company, merged with SYF as the surviving corporation. First, shareholders of SYF approved a one for three reverse split of the outstanding shares of Common Stock of SYF. Simultaneously, shareholders of both corporations approved an Agreement and Plan of Merger pursuant to which each share of Tubby's outstanding Common Stock was exchanged for one share of the post split Common Stock of SYF. As part of that merger, the founders of SYF entered into Employment Agreements and were granted options for the right to purchase two SYF restaurants to be operated as franchises. The Employment Agreements and Option Agreement became effective upon the closing of the merger. As a result of that merger, shareholders of Tubby's Common Stock owned approximately 67% of the outstanding SYF stock. Also as part of that merger, SYF immediately changed its name to "Tubby's, Inc."

           Tubby's currently has five wholly owned subsidiaries:

               Tubby's Sub Shops, Inc., a Michigan corporation, grants licenses to franchisees, pursuant to franchise agreements, to own and operate Tubby's Sub Shops and SYF restaurants, in exchange for franchisee fees and continuing royalties.

               SUBperior Distribution Systems, Inc. ("SDS"), a Michigan corporation, purchases and distributes food and other products used in the operation of Tubby's Sub Shops restaurants through contracts with manufacturers and with warehousing and distribution companies.

               Sub Line Company, Inc., a Michigan corporation, purchases, sells and brokers equipment used in the construction of Tubby's Sub Shop restaurants.

               Tubby's Company Stores, Inc. a Michigan corporation, owns and operates Tubby's Sub Shops restaurants. Company Stores currently owns and operates three restaurants located in Southeastern Michigan.

               Tubby's Sub Shops Advertising Company, Inc., a Michigan corporation, administers the advertising fund made up of advertising contributions made by all Tubby's Sub Shop restaurants.

Description of Tubby's Restaurants

           Tubby's Sub Shops are sit down and carry out restaurants that feature approximately twenty types of submarine sandwiches along with soup, french fries, onion rings, breaded mushrooms, a selection of desserts and soft drinks and other beverages. No table service is provided in a Tubby's restaurants. Customers place and pay for their orders at a serving counter and their food is then prepared to order, with most of the sandwiches being grilled. When the order is ready, it is picked up at the counter. Customers may also place their orders by telephone, either for consumption at the restaurant or for carry out. Tubby's restaurants do not offer any alcoholic beverages.

           Tubby's restaurants are usually located in a neighborhood shopping center or in a free standing building that has been designed and built as a Tubby's restaurant or converted from another use. The decor of the Tubby's restaurants has been designed to create a pleasing

                                     23


atmosphere for the restaurant's customers. The building that is required for a Tubby's restaurant will range from approximately 1,200 square feet to 2,500 square feet. The cost of a new Tubby's restaurant will vary depending upon many factors, including the size of the restaurant, whether it is new construction or conversion of an existing building, whether it is to be purchased or leased and prevailing real estate and construction costs. See "Franchising" for description of the Tubby's Franchise Agreement.

           SYF restaurants promote a specialty sandwich called a "Stromboli." A Stromboli is a closed sandwich with bread freshly baked around a favorite filling selected by the customer together with cheese, tomato sauce, onions and peppers. The fillings available are meatballs, sausage, pepperoni, veal, chicken, shrimp, eggplant, mushrooms, broccoli and spinach. SYF restaurants also offer pizza, hamburgers, and numerous side orders like french fries, onion rings, mozzarella sticks and others. SYF's restaurants are sit down, full service restaurants with table service. SYF restaurants may also offer beer and wine. At August 31, 1999, 91 Tubby's and two SYF restaurants were operating.

Restaurant Development and Expansion

           The following table shows the growth of the company's franchised restaurants during its last six fiscal years:

                                    Fiscal Year Ended November 30
                           -------------------------------------------------
                           1993     1994     1995     1996     1997     1998
                           ----     ----     ----     ----     ----     ----
Tubby's Restaurants
    Opened ............      5        7       10        7       16       10
    Closed ............      4        1        3        2        2       10
    Ending Number .....     56       62       69       74       88       88

           All operating Tubby's restaurants, of which as of August 31, 1999 there were 93 operating, are located in Michigan other than three restaurants which are located in Florida, two in Missouri, one in Nebraska, one in Iowa, two in Arizona and two in New Jersey. During the year ended November 30, 1998 10 Tubby's franchised restaurants closed and 10 new Tubby's franchised restaurants opened, of which five are located in the Detroit metropolitan area. Of the 10 restaurants that closed, four were located in Michigan, two in Windsor, Ontario Canada, one in Indiana, one in Pennsylvania and two in Ohio.

Competition

           The restaurant business is highly competitive and is often affected by changes in taste and eating habits of the public, by local and national economic conditions affecting spending habits and by population and traffic patterns. Tubby's believes that the quality and price of food products offered are the principal means of competition in the restaurant industry. Also of importance are site locations, quality and speed of service, advertising and attractiveness of facilities.

           Tubby's competes with restaurant chains and other restaurants serving a variety of foods which operate more restaurants and have greater financial resources, greater name recognition and marketing capability. Furthermore, competition for management and other key operating

                                     24


personnel and for restaurant sites could increase as Tubby's operations expand.

           In the sale of franchises, Tubby's competes with franchisors of other restaurants and franchisors of a variety of other products and services. Tubby's management considers the amount of the initial investment required of the franchisee, the perceived potential for business success and return on investment, the assistance provided by the franchisor and the franchisor's name recognition and reputation to be the most significant competitive factors in franchising.

Franchising

           Franchises for Tubby's Sub Shops and SYF restaurants have been offered since 1977. The Company currently offers single-unit franchise agreements, area development agreements and development agent agreements. Except as noted below, the terms and conditions of the franchise agreements used by Tubby's are the same.

           The franchisee is responsible for all construction and remodeling costs required to bring a location up to the standard specifications of a Tubby's store. Subline Co., a subsidiary of Tubby's, Inc., may, at the option of the franchisee, assist in the construction of the restaurant or in the leasehold improvements. Also, the franchisee may purchase the required construction drawings and equipment from Subline Co.

           The single-unit franchise agreement gives the franchisee the right to use Tubby's or SYF's trademarks, service marks and methods of operation to operate a Tubby's or SYF restaurant at a specific location that is approved by Tubby's. The initial term of Tubby's current franchise agreement is ten
(10) years with the franchisee generally having two five year options to renew. The initial license fee, which is payable upon execution of the franchise agreement, is $15,000 for a traditional Tubby's franchise and $15,000 for a SYF franchise, with a reduction in that fee provided to persons who purchase more than one franchise and to existing franchisees. The initial license fee for nontraditional restaurants, such as ones located in convenience store, gas stations, etc., is $8,000, also payable upon execution of the franchise agreement. The initial franchise fee compensates Tubby's for the cost of various services provided by Tubby's to franchisees, such as management and operations training, review of restaurant site selection, restaurant design assistance, specifications and equipment lists, assistance in locating suppliers and operating assistance during the initial opening of a restaurant. Tubby's current franchise agreement requires the franchisee to pay Tubby's a weekly royalty equal to the greater of $100 dollars per restaurant or six percent (6%) of the franchisee's gross weekly sales. All of the existing franchise agreements require the franchisee to pay Tubby's a weekly advertising fee equal to the greater of $50 per restaurant or three and a half percent (3 1/2%) of the franchisee's gross weekly sales. Those advertising fees are administered by Tubby's or its affiliates or designees and used to pay for shared production and media advertising costs and other promotional costs. The franchise agreement further requires the franchisee, among other things, to comply with Tubby's standards and procedures of operation and menu and food quality specifications, to purchase supplies from Tubby's approved sources and to permit inspections and audits by Tubby's.

           If a potential franchisee desires to establish multiple restaurants in a defined geographical area or wishes to have the right to procure other persons to apply to become franchisees within a designated area, that franchisee may enter into an Area Development or Development Agent Agreement. At this time Tubby's has entered into one Area Development and five Development Agent Agreements.

                                     25


           Tubby's does not make projections regarding sales volume of existing or future stores. Many factors influence an individual store's sales volume and/or profitability. Items affecting the success of a particular franchise include, but are not limited to, site location, local competition, local advertisement, direct owner participation, management's restaurant experience, respective financing and capitalization costs and control of labor costs.

Training

           Tubby's provides a complete course of instruction relating to the operations, methods, and other related procedures, with emphasis placed on the preparation and serving of the specialty food items that are characteristic of Tubby's restaurants. This course is offered to a licensed franchisee, and for one additional franchisee or management representative. Salaries, expenses of travel, food and lodging for franchisees and their representatives are at the franchisee's own expense. The training program consists of a minimum 120 hours of in-store operations, under direct supervision of qualified personnel, in addition to classroom sessions at Tubby's corporate offices. After successfully completion of training, Tubby's will provide assistance by providing a member of its staff to the franchisee's location for three (3) days out of the first nine (9) weeks of operation. Tubby's does not charge for the training described above, but it is only obligated to provide training for a franchisee's first location. Additional training of management, employees, etc,, is available at a fee, as is assistance at a subsequent location.

Quality Control and Supervision

           Tubby's requires all of its franchisees to satisfy certain quality control standards governing both the products and services that are offered by its franchisees. Operating specifications for Tubby's restaurants are documented by Tubby's in its operations manuals that are provided to all franchisees. Tubby's audits performance and adherence to such standards by performing periodic inspections of each restaurant.

Supplies

           The materials, inventories and other items required to equip and operate a Tubby's restaurant are generally available from several sources. Although franchisees are not required to make any purchases from Tubby's, in order to maintain quality control, Tubby's does require its franchisees to purchase certain designated food and supply items from suppliers that have been approved by Tubby's. The approval of suppliers is based upon the quality of the items they supply and their conformity with specifications established by Tubby's.
           Subline is an approved supplier of certain equipment and also acts as a broker for several approved suppliers of machinery, equipment and food products that are sold to Tubby's franchisees and others. Although Tubby's franchisees are not required to purchase any of that equipment from Subline or utilize Subline's brokerage services, Tubby's believes that many of them do so because the costs of utilizing Subline's services are often less than the prices charged by other sources. One reason Subline is able to offer competitive prices is that it can often obtain volume discounts for the items that are sold to Tubby's franchisees. Subline will make a profit on any equipment it sells in an amount equal to the sales price of that equipment minus Subline's

                                     26


costs incurred in connection with that equipment. In most instances, the terms of purchase from Subline are more favorable than terms available from unaffiliated third parties. A portion of Subline's volume discounts are passed on to the franchisee. Additionally, franchisees have standing open accounts with Subline.

           SDS is an approved supplier of food and other products that are sold to franchisees. Although franchisees are not required to purchase any products from SDS, many of them do so because SDS offers lower prices, higher quality, superior service and certain purchase incentives.

Advertising

           Each franchisee is required to pay advertising fees equal to the greater of $50 per week or 3 1/2% of total weekly gross sales of that franchisee's restaurant. Those funds are administered by Tubby's Sub Shops Advertising Co., Inc. ("TSSAC"), and are used to pay for shared production and media advertising costs as well as other promotional costs. Local advertising campaigns are conducted through radio, television, local newspapers, direct mailing and billboards and other media that would be cost prohibitive for an individual franchisee. All monies received for advertising are escrowed and spent for advertising purposes only. A portion is retained by the franchisor to cover administrative costs. Generally, franchisees located in states other than Michigan pay 1% of weekly gross sales to TSSAC and are required to spend an additional 2 1/2% on local marketing until such time as the number of franchises in their area reaches an "area of dominant influence" large enough to warrant the formation of an advertising cooperative.

Trademarks and Service Marks

           Tubby's name and logo and SYF's logo are registered as trademarks and service marks with the United States Patent and Trademark Office.

Regulation

           Many states have laws regulating franchise operations, including registration and disclosure requirements in the offer and sale of franchises and the application of statutory standards regulating franchise relationships. Tubby's is also subject to the Federal Trade Commission regulations relating to disclosure requirements in the sale of franchises. Tubby's believes it is operating in compliance with applicable laws and regulations governing its operations.

           Each of the restaurants operated by Tubby's franchisees is subject to licensing and regulation by the health, sanitation, safety, fire department and, in the case of restaurants serving alcoholic beverages (i.e., SYF restaurants), the alcoholic beverage control agencies in the state or municipality where located. Difficulties or failures in obtaining the required licensing or approval could result in delays or cancellations in the opening of new restaurants.

           Federal and state environmental regulations have not had a material effect on the operations of Tubby's or its franchisees, but more stringent and varied requirements of local governmental bodies with respect to zoning, land use and environmental factors could delay construction of new restaurants.

           Tubby's and its franchisees are also subject to the Fair Labor Standards Act, which

                                     27


governs such matters as minimum wages, overtime, and other working conditions. A significant portion of the food service personnel employed by Tubby's franchisees are paid at rates related to the federal minimum wage, and accordingly, increases in the minimum wage increase the labor cost incurred by Tubby's franchisees.

Employees

           As of November 30, 1998, Tubby's and its subsidiaries employed 45 persons. This includes 13 at corporate offices (4 officers, 3 managers, 6 clerical) and 32 at Company owned restaurants (3 managers and 19 part-time employees). None of Tubby's employees are covered by collective bargaining agreements. Tubby's considers its employee relations to be good.

Properties

           Tubby's leases an approximately 8,000 square foot office building at 6029 E. Fourteen Mile Road, Sterling Heights, Michigan 48312 where its principal executive offices are located. The lease provided for a five year initial term which ended June 30, 1998, and, thereafter, month-to-month, with monthly rent of $3,200, plus insurance and taxes. The lease also includes an option to purchase the building for $425,000 until the termination of the lease. Tubby's believes that the building is suitable and adequate for its current operation. Tubby's also owns a Tubby's restaurant located in Clinton Township, Michigan, which it operates, and a Tubby's restaurant located in Southgate, Michigan that it leases to an unaffiliated franchisee at a monthly rental of $2,300.00.

Legal Proceedings

A. Civil Actions.

      1. Tubby's, Inc. v Walter Lasko (Macomb County Circuit Court Case No. 98-3499-CK). In August 1998, the Company commenced a civil action against Walter Lasko in the circuit court for the County of Macomb, Michigan. The Complaint asserts claims for specific performance, equitable estoppel and unjust enrichment in connection with Mr. Lasko's refusal to honor the option to purchase the office building where its headquarters are located. The Company originally entered into a five year lease with an option to purchase the office building prior to the expiration of the lease. The Defendant claims that the Company failed to strictly comply with the written option to purchase by failing to provide a timely written notice that it was exercising the option. At this time, the Company is awaiting a trial date and intends to vigorously pursue its claim to specifically enforce the Defendant's obligation to sell the office building to the Company.

      2. Tubby's Sub Shops, Inc., a Michigan corporation, and SUBperior Distribution Systems, Inc., a Michigan corporation v Sun Valley Foods Company d/b/a AAA Warehouse & Cold Storage Company, a Michigan corporation, and Greg Tatarian, and Sun Valley Foods Company d/b/a AAA Warehouse & Cold Storage Company, a Michigan corporation, and Greg Tatarian, individually v Tubby's Sub Shops, Inc. a Michigan corporation, SUBperior

                                     28


           Distribution Systems, Inc. a Michigan corporation and Sun Valley Foods Company d/b/a AAA Warehouse & Cold Storage Company, a Michigan corporation v Tubby's, Inc., a New Jersey corporation (Macomb County Circuit Court Case No. 98-3796-CK). On September 18, 1998, the Company commenced a civil a action against Sun Valley Foods Company and Greg Tatarian, its President, individually in the circuit court for the County of Macomb. The Complaint asserts claims for breach of contract, reimbursement for overpayments, fraudulent misrepresentation, and reimbursement for damaged and/or missing inventory. In the fall of 1997, the Company entered into a warehousing and distribution contract with Sun Valley and these claims arose out of Sun Valley's failure to perform pursuant to that contract. At present, this action is in the discovery phase. The Company intends to pursue settlement negotiations and, if not successful, to vigorously pursue these claims through trial or arbitration.

      3. 1266020 Ontario Limited, Tony Houad, Natalie Kemeny v T & J Franchising Systems LTD., Tubby's Sub Shops Inc., Theresa Hutchinson and Jerry Hutchinson (Ontario Court General Division Case No. 45035); 1266115 Ontario Limited, Rita Marra, Biagio Marra, Christina Gatto, Brunno Gatto and Theresa Williams v T & J Franchising Systems LTD, Tubby's Sub Shops Inc., Theresa Hutchinson and Jerry Hutchinson (Ontario Court General Division Case No. 45033). On October 16, 1998, the above plaintiffs commenced actions against T & J Franchising Systems LTD and its shareholders Theresa and Jerry Hutchinson ("T & J") and Tubby's. T & J are former development agents for Tubby's whose geographic area included all of Ontario, Canada. T & J are also former franchisees of Tubby's. In that regard they sold two of their franchises to the plaintiffs in these cases who now claim that T & J misrepresented the prior sales of those franchises. Their claim against Tubby's is that Tubby's is liable for the misrepresentations of its former development agents in connection with the sales of those stores. They are seeking damages in the amount of their investments and losses. Tubby's has retained local counsel in Ontario, has denied any liability and intends to vigorously defend against these claims.

      4. Scott McBeath v 1266092 Ontario Limited, T & J Franchising Systems LTD, Tubby's Sub Shops Inc., Jerry Hutchinson and Theresa Hutchinson (Ontario Court General Division Case No. 44278). On June 16, 1998, Scott McBeath commenced this action against the above listed defendants. McBeath claims that he paid T & J $50,000 (Canadian) as payment in full to acquire a 50% ownership interest in a Tubby's Sub Shop franchise owned by 1266092 Ontario Limited whose shareholders were Terry and Jerry Hutchinson. This claim is for reimbursement of that payment. The claim against Tubby's is that Tubby's should be liable for its former development agent's fraud and conversion. Tubby's has retained counsel in Ontario, has denied any liability and intends to vigorously defend this case.

                                     29


                            MANAGEMENT OF TUBBY'S

The directors and executive officers of Tubby's are as follows:

Name                        Age        Position Held with Tubby's
----                        ---        --------------------------

Robert M. Paganes........    42        President, Chief Executive Officer
                                       and  Director

P. Terrance Paganes......    57        Executive Vice President and
                                       Director

Vincent J. Tatone........    42        Secretary and Director

Ronald Boraks............    39        Director

President & CEO - Robert M. Paganes.
Mr. Paganes has been the CEO of Tubby's since August 12, 1994, has been the President of Tubby's since June 10, 1994, and was Executive Vice-President and Secretary of Tubby's from June 21, 1991 to June 10, 1994. Mr. Paganes has been an Officer and Director of Tubby's and its predecessor TSSI since December 2, 1977. Mr. Paganes is also one of the Tubby's franchisees.

Chairman of the Board & Vice-President - Peter T. Paganes
Mr. Paganes has been the Chairman of the Board of Tubby's since August 12, 1994, and was the Vice-Chairman of the Board of Tubby's from June 21, 1991, to August 12, 1994, and has been a Director of Tubby's and its predecessor TSSI since December 2, 1977. Mr. Paganes has also been a Vice-President of Tubby's since December 2, 1977. Mr. Paganes is also one of the Company's franchisees; Peter T. Paganes and Robert M. Paganes are brothers.

Secretary & Director - Vincent J. Tatone
Mr. Tatone has been Secretary of Tubby's since August 12, 1994, and has been a Director of Tubby's since January 30, 1993. Mr. Tatone was an officer and shareholder of the law firm of Lites & Tatone, P.C. of Detroit, Michigan from September 1992 until April 1994. From September 1987 to September 1992, Mr. Tatone practiced with the law firm of Bodman, Longley and Dahling of Detroit, Michigan. He became Corporate Counsel of Tubby's in April 1994.


Director - Ronald Boraks
Ronald Boraks has been a Director of Tubby's since June of 1996. Mr. Boraks has been in the real estate and property management business for the past 15 years. He has a bachelor of science degree in operations management from Wayne State University and a juris doctor degree from the University of Detroit School of Law. Mr. Boraks is licensed by the State of Michigan as an attorney, real estate broker and residential builder and specializes in financial and administrative management. Mr. Boraks is an officer and director of Certified Realty, Inc., located in Farmington Hills, Michigan.

                                     30


           The by-laws of Tubby's, the surviving corporation, provide that directors shall serve a term of one year or until their successors are appointed or duly elected. The directors listed above are proposed to be elected and hold office until the 2000 Annual Meeting and until their successors are elected and qualified, in the event the Merger Agreement is not approved. All of the nominees have indicated their willingness to serve, but if any of them should decline or be unable to serve, it is intended that the enclosed proxy will be noted for the election of such persons as are nominated as replacements by the Board of Directors in accordance with the By-Laws.


Compensation of Tubby's Officers and Directors

           Set forth below is, for the fiscal years ended November 30, 1998, 1997, and 1996 all cash compensation paid to each of the executive officers or directors of Tubby's and to all officers and Directors of Tubby's as a group:

                                                       Restricted  Securities
 Name and Principal(s)                    Other Annual    Stock    Underlying
       Position         Year    Salary    Compensation    Award       SAR's
 ---------------------  ----    ------    ------------  ---------  ----------
Robert M. Paganes       1998  $76,000.00       0            0          0
President and CEO       1997  $74,000.00       0            0          0
                        1996   62,500.00       0            0          0

P. Terrance Paganes     1998  $75,000.00       0            0          0
Vice President          1997  $75,000.00       0            0          0
                        1996  $62,500.00       0            0          0

Vincent J. Tatone       1998  $75,000.00       0            0          0
Secretary               1997  $65,000.00       0            0          0
                        1996  $50,000.00       0            0          0

Theresa M. Borto        1998  $32,500.00       0            0          0
Chief Financial Officer 1997     --           --           --         --
                        1996     --           --           --         --

Melvyn Erdos            1998  $32,500.00       0            0          0
Chief Financial Officer 1997  $65,000.00       0            0          0
                        1996   57,500.00       0            0          0

           Tubby's anticipates paying the following salaries to its officers during its current fiscal year: Robert M. Paganes - $100,000; P. Terrance Paganes - $75,000 and Vincent J. Tatone - $87,500. Tubby's does have stock option plans in effect for its employees, including officers, but no stock options were granted in fiscal 1998 and Tubby's anticipates that none will be granted in its current fiscal year.


                                     31





                            SECURITY OWNERSHIP OF
                   CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Set forth below is certain information concerning management and other persons who are known by the Company to own beneficially more than 5% of the Company's Common Stock, $0.001 par value, on November 30, 1998.

                                               Amount and Nature   Percent of
Name of Beneficial Owner                       of Ownership (1)    Class(2)
------------------------                       -----------------   ----------
Robert M. Paganes ..........................     259,775             10.0%
6029 E. Fourteen Mile Road                       President
Sterling Heights, Michigan 48312                 Director

Peter T. Paganes ...........................     191,400              7.4%
6029 E. Fourteen Mile Road                       Vice President
Sterling Heights, Michigan 48312                 Director

Vincent J. Tatone ..........................     50,000               3.1%(3)
6029 E. Fourteen Mile Road                       Secretary
Sterling Heights, Michigan 48312                 Director

Ronald Boraks ..............................        0                 --
38345 West Ten Mile Road, Suite 300              Director
Farmington Hills, Michigan 48335

J. Thomas Paganes ..........................     187,738              7.3%
38633 Moravian                                   Shareholder
Mount Clemens, Michigan 48043


All Executive Officers & Directors as a
  Group (5 persons)  .......................     501,175             19.4%

(1) The nature of ownership is sole voting and investment power unless otherwise indicated.
(2)  As of June 3, 1999.
(3) Pursuant to the rules of the Securities and Exchange Commission, the Company's Common Stock which is not outstanding but which is subject to options is deemed to be outstanding for the purpose of computing the percentage of outstanding Common Stock owned by the optionee, but not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Vincent J. Tatone has an option to purchase 30,000 shares of Common Stock under Tubby's Statutory Employee Stock Option Plan.


                                     32


Management's Discussion and Analysis of Financial Condition and Results of Operation.

The following discussion should be read in conjunction with the attached condensed consolidated financial statements and notes thereto and with the Company's Form 10-KSB and audited financial statements and notes thereto for the fiscal year-ended November 30, 1998.


Financial Condition

Cash and Equivalents, Certificates of Deposit, and Investments increased by $95,709 for the nine months ended August 31,1999, compared with a decrease of $215,707 for the nine months ended August 31, 1998. The decrease after the same period in 1998 was primarily due to repayment of long term debt. The current period increase in the Company's cash position resulted primarily from net income of $298,675, non-cash expenses of depreciation and amortization of $95,389 and federal tax expense of $158,729, also a non-cash expense because of the utilization of NOL's, net of a decrease in accounts payable of $114,215 and the purchase of assets, including goodwill, of $229,462. The purchased assets included the purchase of a high volume store from an unaffiliated franchisee for $220,000, cash.

Consolidated Revenues increased by $1,651,910 primarily as a result of an increase in SDS Product Sales of $1,634,187. Consolidated Expenses increased by $1,015,531 primarily due to an increase in Cost of Product Sales of $1,139,117. Other fluctuations of lesser significance are explained below.

The Company opened fourteen new franchised stores during the first nine months of 1999 compared to eight stores in the first nine months of 1998 and has signed franchise agreements for an additional five with projected opening dates during the fourth quarter 1999. Nine franchised stores were closed during the first nine months of 1999 compared to six in 1998 and one previously closed store was re-opened.

At August 31, 1999, the Company operated four restaurants and franchised eighty-nine restaurants. Franchised restaurants are located in Michigan, Missouri, Nebraska, Iowa, Florida, Arizona, New Jersey and the Canadian province of Ontario.

Results of operations for the three months ended August 31, 1999 as compared with the three months ended August 31, 1998.

The current three-month period shows a Net Income of $132,342 as compared to a Net Loss of $116,673 in the same three months of the prior year.

Revenues for the three months ended August 31, 1999 increased by $316,257 or 14.5% to $2,504,523. The increase in Revenues was attributable to:

                                     33


o An increase in SDS Product Sales for the quarter of $268,991 or 20% due to additional products stocked by SDS in third quarter 1999 compared to third quarter 1998.

o Food Sales increased by $74,727 or 28.4%. This is primarily due to the acquisition of a new Company-owned store.

o Advertising fees were $193,760, up 20.6% from the same period last year. This increase reflects the income derived from the increased franchisee food sales resulting from the advertising efforts of the Company and the additional monthly fees derived from its new franchisees. In addition, there was approximately $24,000 of deferred advertising revenue in the three months ended August 31, 1998 whereas there was $0 deferred revenue at the end of the current three-month period.

o Equipment and Restaurant Sales decreased $39,291 or 52% for the three months ended August 31, 1999 as compared to the three months ended August 31, 1998 despite the increase in the number of stores opened (five in third quarter 1999 compared to two in third quarter 1998). The decrease is a result of the continuing trend toward building the lower cost, non-traditional Tubby's Sub Shops rather than the traditional type. In addition, all of the stores opened in the third quarter 1999 elected to handle store construction/renovations and some of the equipment purchases internally rather than through The Subline Company.

Total Costs & Expenses for the three months ended August 31, 1999 decreased by $65,628 or 2.8% compared to the three months ended August 31, 1998. The decrease in Total Costs was attributable to:

o Cost of Product Sales was $1,185,960 or 73.6% of Product Sales for the three months ended August 31, 1999 compared to $1,032,572 or 76.9% for the three months ended August 31, 1998. The increase of $153,388 represents increased sales, primarily through sales of additional stock items, during third quarter 1999 compared to third quarter 1998. The decrease in cost of product sold as a percentage of sales represents the continued efforts to provide quality products at a lower cost.

o Operating expenses decreased by $205,404 or 19.8% reflecting primarily a decrease of approximately $181,000 in outbound freight costs due to a change of distributors.

o The Cost of Restaurant Food Sales increased in third quarter 1999, compared to 1998, by $21,191 or 11.2%. This is primarily because the company acquired an additional company-owned store, as of June 30, 1999.

o Cost of Equipment Sales decreased as a percentage of Equipment & Restaurant Sales from 86% in 1998 to 84% in 1999 reflecting increased gross profit margins.

The loss on disposal of assets of $43,586 represents leasehold improvements that were abandoned when the Company closed a store. The store had been under an agreement whereby a manager would operate the store with the option to purchase. When the manager opted not to purchase, the Company decided to close the location rather than to sell it.

                                     34




Results of Operations for the nine months ended August 31, 1999 as compared to the nine months ended August 31, 1998.

The company realized Net Income of $298,675 for the nine months ending August 31, 1999 as compared to a Net Loss of $(117,001) for the nine months ending August 31, 1998.

Total Revenues for the nine months ending August 31, 1999 increased by $1,651,910 or 30.7% to $7,031,844. The increase in Total Revenues was attributable to:

o An increase in Product Sales of $1,634,187 or 54.8%. The SDS inception date was February 1998; therefore, there were only seven months of SDS operation in the financial results for the nine months ending August 31, 1998 whereas there are nine months of operations in the same period ended August 31, 1999. This represents approximately $820,000 of the increase. The balance of the increase is due to sales to new stores and sales of additional products stocked by SDS in 1999 compared to 1998.

o Monthly Franchise fees for the nine months ended August 31, 1999 were $729,643, up 8.7%. The increase reflects the income derived from the increased franchisee food sales resulting from the advertising efforts of the Company and the additional monthly fees derived from its new franchisees.

o Restaurant Food Sales increased by $76,267, or 11.6% in the nine-month period ended August 31, 1999 as compared to the nine-month period ended August 31, 1998. This increase is the net effect of closing one company store in 1998 and opening another company store in 1999.

o Increase of $93,949 or 18.9% in Advertising Fees. The increase reflects the income derived from the increased franchisee food sales and the advertising efforts of the Company. In addition, the nine-month period ended August 31, 1999 reflects approximately $32,000 of revenue that was deferred from November 30, 1998.

o Equipment and Restaurant Sales decreased $233,829 or 64.7% for the nine months ended August 31, 1999 as compared to the nine months ended August 31, 1998 despite the increase in the number of stores opened (fourteen in 1999 compared to eight in 1998). The decrease is a result of the continuing trend toward building the lower cost, non-traditional Tubby's Sub Shops rather than the traditional type. In addition, many of the stores opened in 1999 elected to handle store construction/renovations and some of the equipment purchases internally rather than through The Subline Company.

Total Costs & Expenses for the nine months ended August 31, 1999 increased by $1,015,531 or 18.3% as compared to the nine months ended August 31, 1998.

o Cost of Product Sales was $3,453,436 or 74.8% of Product Sales for the nine months ended August 31, 1999 compared to $2,314,319 or 77.6% for the nine months ended August 31,

                                     35


      1998. The SDS inception date was February 1998; therefore, there were only seven months of SDS operation in the financial results for the nine months ending August 31, 1998, whereas there are nine months of operations in the same period ended August 31, 1999. This represents approximately $641,000 of the increase. The balance of the increase is due to cost of additional products stocked by SDS in 1999 compared to 1998.

o Operating Expenses increased by $43,973 or 1.8% in the nine months ended August 31, 1999. The increase is comprised of increases in Advertising of $94,279, and Professional Services of $45,530, as well as a decrease in Shareholder Compliance Costs of $39,362 and many small decreases reflective of management's ongoing cost control measures.

o Cost of Equipment Sales increased as a percentage of Equipment & Restaurant Sales from 81% for the nine month period ended August 31, 1998 to 85% in 1999 reflecting decreasing gross profit margins.

The loss on disposal of assets of $43,586 represents leasehold improvements that were abandoned when the Company closed a store. The store had been under an agreement whereby a manager would operate the store with the option to purchase. When the manager opted not to purchase, the Company decided to close the location rather than to sell it.

Liquidity and Capital Resources

Cash and Equivalents, Certificates of Deposit, and Investments increased by $95,709 for the nine months ended August 31,1999, compared with a decrease of $215,707 for the nine months ended August 31, 1998. The decrease after the same period in 1998 was primarily due to repayment of long term debt. The current period increase in the Company's cash position resulted primarily from net income of $298,675, non-cash expenses of depreciation and amortization of $95,389 and federal tax expense of $158,729, also a non-cash expense because of the utilization of NOL's, (See 10KSB for fiscal year ended November 30, 1998, Note 7), net of a decrease in accounts payable of $114,215 and the purchase of assets, including goodwill, of $229,462. The purchased assets included the purchase of a high volume store from an unaffiliated franchisee for $220,000, cash.

           Cash and equivalents increased by $95,709 for the nine months ended August 31, 1999. The increase is composed of the following significant cash flows:

           Net Cash Flows Provided By Operating Activities Was $276,810, Compared To Net Cash Used By Operating Activities Of $188,602 For The Same Period In 1998.

Operating activities creating significant cash inflows:

o Net income of $298,675, compared to net loss of $117,001 for the same period in 1998.

o Non-cash adjustments for depreciation and amortization of $95,389, compared to $125,846, for the for the same period in 1998.

o A non-cash expense for taxes on income of $158,729 (because of the utilization of NOL's), compared to $0 for the same period in 1998.

                                     36


o Prepaid expenses decreased by $11,980, compared to an increase of $57,878 for the same period in 1998.

Operating activities creating significant cash out flows

o Accounts receivable increased by $85,599, compared to an increase of $228,059 for the same period in 1998. Both increases are primarily related to SDS operations; SDS began operating in February 1998 and revenues increased for the first nine months of 1999.

o Inventories increased by $65,929, compared to an increase of $223,859 for the same period in 1998.

o Accounts payable decreased by $114,215, compared to an increase of $293,803 for the same period in 1998.

o Deferred revenues increased by $86,954, compared to an increase of $21,863 for the same period in 1998.


Net Cash Used In Investing Activities Was $172,740, Compared To Net Cash Provided By Investing Activities Of $191,931 For The Same Period In 1998.

Cash flows from investing activities:

o Payments on notes receivable of $42,624, compared to $129,425 for the same period in 1998.

o Net proceeds from the sale of equipment and property of $14,098, compared to $147,138 for the same period in 1998.

Cash flows used in investing activities:

o Purchase of property and equipment for $109,462, compared to $19,616 for the same period in 1998.

o Purchase of goodwill and a covenant not to complete for $120,000, compared to $0 for the same period in 1998.

Cash Flows Used In Financing Activities Was $8,361, Compared To $219,036 For The Same Period In 1998.

Cash used in financing activities:

o Payment of long-term debt of $8,361, compared to $219,036 for the same period in 1998, which was used to repay a note in connection with the dissolution of the McTub partnership.

      As a result of the above sources and uses of cash and the expected continued cash flows, the Company believes it has sufficient liquidity to meet the needs of the Company. The Company also maintains a $250,000 revolving line of credit with a local financial institution. The line of credit can be drawn upon as needed to meet future cash requirements. As of August 31, 1999, the entire line of credit was available to the Company.

Results of Operations - Comparison of the years ended
November 30, 1998 and 1997

Tubby's and its consolidated subsidiaries experienced an increase in 1998 total revenues of

                                     37


$3,810,297 or 107.2%. The Company had a loss before taxes of $31,207 in 1998 versus income before taxes of $202,799 in 1997 which is a 115.4% decrease. Net loss after taxes was $31,207 in 1998 versus net income after taxes of $107,499 in 1997.

The increase in revenues is attributable to revenues generated by the new distribution subsidiary, SDS, of $4,397,578, a decrease in food sales of $151,082, or 16.2%, an increase in monthly franchise fees of $110,339, or 14%, a decrease in equipment and restaurant sales of $184,116, or 32%, and a decrease in commissions and other fees of $367,589, or 76.6%.

The revenues of the distribution subsidiary represent revenues generated since the launch of SDS on February 2, 1998. SDS product sales continued to grow each month as the franchisees became familiar and comfortable with the new distribution system.

The decrease in food sales revenues is primarily attributable to one Company owned restaurant that was closed in June 1998 due to a lease non-renewal. The food sales attributable to this restaurant was $210,846 in the seven months it operated in 1998 compared to $383,849 in twelve months of 1997.

The increase in monthly franchise fees is a result of improved food sales system-wide. The Company believes that this overall increase in food sales is the result of the strong Detroit area economy as well as the increased efforts of the Marketing Director in advertising and marketing Tubby's Submarine Shops and their products.

The decrease in the equipment and restaurant sales revenue is a result of opening 10 stores in 1998 as compared to 16 stores in 1997. The trend toward building the lower cost non-traditional Tubby's Sub Shops rather than the traditional Tubby's Sub Shop continues. In 1997, seven of the ten new stores were of the non-traditional type. In addition, many of the new franchisees, particularly the growing number of out-of-state stores, are electing to handle store construction/improvements on their own rather than using the Subline Company, reducing purchases from Subline to equipment only.

Commissions and other fees are comprised of marketing rights, material sales, rental income of existing Company owned franchisee operated Tubby's Sub Shops, and, in 1997, vendor rebates. The decrease of $367,589, or 76.6%, relates primarily to vendor rebates. In 1998, vendor rebates are classified as a reduction in costs of SDS products sold, whereas in 1997 vendor rebates of $364,629 are included in commissions and other fees.

The costs of SDS product sales were $3,402,997 during the ten months of operation in 1998 with a gross margin of $994,581, or 22.6%. Management continues to believe strongly in the value of SDS and its ability to provide its franchised and Company-owned Tubby's Sub Shops with uniform and consistently high quality products at equivalent or lower prices than previously charged.

Operating expenses increased in 1998 by $881,817 or 37.4%. Incremental operating expenses of SDS which began operations in February 1998 represents approximately $703,000 of the

                                     38


increase. The largest portion of the SDS operating expenses is the cost of warehousing and distribution of $592,000. Advertising, promotional, and various marketing expenses increased by $138,000 in 1998 as the Company expanded its marketing efforts in regions where Tubby's stores are located. Commissions paid to development agents increased by $68,000. The Company anticipates continued increases in commissions paid to development agents as the development agent agreements are fulfilled over the next twenty years. Salaries increased by $147,000, or 23.6%. The increase in salaries included additional staffing related to SDS operation, full year salaries for the staff positions in purchasing and marketing which were filled in April 1997 and July 1997, respectively, and annual merit increases. Expenses related to Franchise Development decreased by approximately $115,000, or 67.6%, primarily due to attendance at fewer trade shows.

The cost of food sales at Company-owned stores decreased by $155,018, or 23.2% primarily due to the closing of one store in June 1998 due to lease non-renewal. The gross margin for 1998 was 34% compared to 28.3% in 1997. Company-owned stores absorb certain costs that franchised stores do not, including costs related to training new franchisees.

The costs of equipment and restaurant sales decreased by $129,118, or 27.5%. The gross margin for 1998 was 12.8% compared to 18.3% in 1997. The decrease in margin is due to increased price competition in equipment sales. The Company has taken steps to reduce the operating expenses related to the sale of equipment and restaurant construction and expects improved financial results in 1999.

Other income (expense) decreased by $43,625, or 30.5%, in 1998 as compared to 1997. This decrease was primarily due to a decrease in interest income of $38,479 or 35.5% in 1998 because the Company utilized its excess funds to provide short term funding for SDS inventory and accounts receivable.

Liquidity and Capital Resources

      For the year ended November 30, 1998, cash and equivalents decreased by $172,033 when compared to 1997. This decrease is composed of the following significant cash flows:

      Net Cash Flows Used By Operating Activities Was $84,098 In 1998 Compared To Net Cash Provided By Operating Activities Of $169,799 In 1997

      Operating Activities Creating Significant Cash Inflows:

o Non-cash adjustments to the Net Loss included Depreciation and Amortization for 1998 of $136,704, compared to $135,468 for 1997.

o     Provision for doubtful accounts was $71, 896, compared to $0 for 1997.

o Accounts payable increased by $272,769 as a result of the new SDS operations, compared to decrease of $83,522 for 1997.

      Operating Activities Creating Significant Cash Out Flows:

o     Net Loss of $31,207, compared to a Net Income of $107,499 for 1997.

                                     39


o Accounts receivable increased by $282,479 as a result of the new SDS operations, compared to an increase of $198,543, in 1997.

o Inventories increased by $228,861 also as a result of SDS operations, compared to a decrease of $3,386 for 1997.

o Prepaid expenses increased by $16,409, compared to a decrease of $59,195 for 1997.

      Net Cash Flows Provided By Investing Activities Was $140,716 in 1998, Compared To Net Cash Flows Used By Investment Activities of $16,921 In 1997.

      Cash Flows From Investing Activities:

o Net Proceeds From Sale Of Property and Equipment of $156,502, compared to $5,000 for 1997.

o     Payments on Notes receivable of $92,508, compared to $52,912 for 1997.

      Cash Used In Investing Activities:

o Purchases of Property and Equipment of $37,525, compared to $69,020 for 1997.

o Acquisition of McTub 49% Minority Interest of $65,000, compared to $0 for 1997.

      Cash Flows Used in Financing Activities Was $228,651, Compared To Cash Flows In Financing Activities Of $82,143 In 1997.

      Cash Used In Financing Activities

o Payments of long-term debt of $228,651 which is comprised of the repayment of a note in connection with dissolving the McTub partnerships and to principal reduction on notes owed by the Company, compared to payment of long-term debt of $232,143 and proceeds from long-term debt of $150,000 for 1997.

Year 2000

The Company, like most owners of computer hardware and software, will be required to modify certain portions of its hardware and software so that it will function properly in the year 2000. The Company is evaluating its system as to year 2000 compliance. Most of the Company's hardware is year 2000 compliant. The company has no custom-programmed software. Certain purchased software packages will need to be upgraded to the year 2000 compliant versions. The work was started on September 20 and is expected to be completed in 30 to 45 days. All devices that may be susceptible to Y2K issues are currently being inventoried. As of thus far, 25 hours have been already been completed for a total of $1,875 paid out. The entire project is expected to take a total of 80 hours totaling $6,000. We are currently 65% completed. The Company has received a letter of assurance from the unrelated company that handles SDS warehousing and distribution that their system is year 2000 compliant. The Company is in the process of contacting other third party vendors to evaluate their year 2000 compliance status. Management believes that year 2000 costs will be immaterial; however, due to the complexities involved, management cannot provide assurances that the year 2000 issue will not have an impact on the Company's operation

                                     40


                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
                            OF TUBBY'S AND R. CORP

Peter T. Paganes and Robert M. Paganes are directors, officers and shareholders of Tubby's and J. Thomas Paganes, their brother, is a principal shareholder of Tubby's. They each own and operate franchised stores, pay royalties to TSSI, pay advertising fees to TSSAC and purchase products from SDS. Their accounts, on a cumulative basis, as of the year ended November 30, 1999, were as follows:

                            Included in Accounts Receivable..... $ 55,922

                            Included in Revenue.................  867,809

Prior to January 1, 1993, the above persons had an exemption from paying royalties on their stores. Effective January 1, 1993, this exemption was limited to previously existing stores and was discontinued until such time as these persons were not employed by Tubby's. J. Thomas Paganes is not employed by Tubby's, and has not been employed by Tubby's since June of 1994, and is exempt from paying royalties on his stores.

The following table summarizes the amounts due as of November 30, 1998 from all stores owned by officers, directors or other related parties of Tubby's:


                                             Number of
       Owner                                   Stores
       -----                                 ---------
Robert M. Paganes                                2             $17,476

Peter T. Paganes                                 1               8,601

Amount Due from Officers, Directors              3              26,077

J. Thomas Paganes                                3              29,845

Amount Due from Officers, Directors and
other related parties                            6             $55,922
                                                ===            =======


Tubby's and R Corp

           The shareholders of R Corp, Robert M. Paganes, Peter T. Paganes and Vincent J. Tatone, who are also directors, officers and shareholders of Tubby's, Inc., have entered into a Stock Purchase, Redemption and Shareholder Agreement with Tubby's. The purpose of the agreement, which is conditioned on shareholder approval of the Merger Agreement, is to equalize the equity ownership between these three individuals in the surviving corporation. Therefore, the agreement provides that the Company will redeem 109,000 shares of Tubby's Common Stock from Robert M. Paganes and 41,000 shares from Peter
T. Paganes at the merger price of $1.10 and provides

                                     41


for the sale of 100,000 shares to Vincent J. Tatone at the same price. Each individual will then own 150,000 shares of Tubby's Common Stock, assuming the Merger Agreement is approved. In addition, these individuals have each agreed to personally guarantee loans to Tubby's, and to obtain loans to themselves, individually, the proceeds of which will be used to fund the Merger Agreement, and have each agreed to pledge property owned by them in roughly equal amounts as collateral to secure repayment of the guaranteed loans.

                       Federal Income Tax Consequences

           As a part of the Merger, Shareholders of Tubby's will exchange each share of the Common Stock of Tubby's for cash at the merger price of $1.10. Any gain or loss realized under this exchange of property must be recognized for federal income tax purposes by the shareholders. With regard to Tubby's, no gain or loss will be recognized by Tubby's as a result of this transaction. Tubby's will not be acquiring any assets nor will it be assuming any of the liabilities of R Corp because R Corp has no assets or liabilities other than its rights under the Merger Agreement.

           THE FOREGOING IS ONLY A GENERAL DESCRIPTION OF THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. NO DISCUSSION IS INCLUDED WITH RESPECT TO THE STATE AND LOCAL INCOME TAX CONSEQUENCES OF THE TRANSACTION. EACH SHAREHOLDER IS URGED TO CONSULT HIS TAX ADVISOR WITH RESPECT TO THE CONSEQUENCES TO HIM OF THE CONSUMMATION OF THE MERGER AGREEMENT.

                                Legal Matters

           Certain legal matters with respect to the Merger will be passed upon by Bodman, Longley & Dahling, LLP, Detroit, Michigan as special counsel for Tubby's.

                                   Experts

           The financial statements of Tubby's, Inc. and its subsidiaries as of November 30, 1998, November 30, 1997 and November 30, 1996, and for the years then ended, have been audited by BDO Seidman, LLP, Independent Certified Public Accountants, Detroit, to the extent and for the periods set forth in their reports appearing elsewhere herein, and are incorporated herein in reliance upon such reports and given upon the authority of said firm as experts in auditing and accounting.
           The terms of the Merger Agreement were examined by Stout Risius Ross, Inc., and, as set forth in their Fairness Opinion, copy at Appendix B, that firm opined that the terms of the Merger Agreement are fair and equitable, from a financial point of view, to all of the shareholders of Tubby's.

                   Reports and Board of Directors Meetings

To the best of Tubby's knowledge, based solely upon a review of Forms 3 and 4 furnished to Tubby's during its most recent fiscal year, one director, Mr. Tatone, failed to file on a timely basis reports required by Section 16(a) of the Securities Exchange Act of 1934. He filed one late

                                     42


report. There were six (6) meetings of the Board of Directors held during the past fiscal year. Each director attended at least seventy-five percent of the meetings of the Board of Directors during the fiscal year ended November 30, 1998. Tubby's does not have standing audit, nominating or compensation committees of the Board of Directors, or similar committees.

                           Directors' Compensation

A fee of $500 per meeting attended was paid to each independent, non-employee, Director for their services as such for the fiscal year ended November 30, 1998. The total amount paid to independent Directors as a group was $6,000. Mr. John Fayad resigned as a director on September 19, 1999. He did not cite any disagreements with management as a factor in his decision to resign. The reason he gave was that he lacked sufficient time to contribute because of numerous other commitments.

                           Independent Accountants

The Board of Directors has selected BDO Seidman, LLP, independent public accountants, to examine the financial statements of the Company for the year ending November 30, 1999. A representative from BDO Seidman, LLP, will be present at the meeting and will be available to respond to appropriate questions.
                          Proposals of Shareholders

If the Merger is not approved by the shareholders of Tubby's, shareholder proposals for the year 2000 Annual Meeting of Shareholders must be received by the Company at 6029 E. Fourteen Mile Road, Sterling Heights, Michigan 48312-5801 before the close of business on January 3, 2000 for consideration for inclusion in Tubby's proxy statement. Shareholder proposals should be addressed to the attention of Tubby's Secretary.

                                Miscellaneous

           The Board of Directors is not aware of any other business that will be presented for action at the Meeting. If any other business comes before the Meeting, the Management Proxy Committee has been directed by the Board of Directors to cast such votes at their discretion. The cost of preparing and mailing the notice of meeting, proxy statement and proxy to the shareholders will be borne by Tubby's.

                      By Order of the Board of Directors


                              Vincent J. Tatone
                                  Secretary

Dated:  __________, 1999

                                     43







                                  Appendix A

                         Agreement and Plan of Merger














                         AGREEMENT AND PLAN OF MERGER

           AGREEMENT AND PLAN OF MERGER, dated as of May 27, 1999, by and between Tubby's, Inc., a New Jersey corporation ("Tubby's") and R Corp, a Michigan corporation ("R Corp").

                                   RECITALS

      A. The Boards of Directors of Tubby's and R Corp deem the merger of R Corp into Tubby's on the terms herein set forth to be desirable and in the best interests of the shareholders and, subject to approval by Tubby's shareholders, desire to adopt this Agreement and Plan of Merger.

      B. The Boards of Directors of Tubby's and R Corp, and the shareholders of R Corp, have approved this Agreement and Plan of Merger (the "Agreement") and have directed that the Agreement and merger contemplated hereby be submitted to the shareholders of Tubby's for adoption.

           Now therefore, in consideration of the premises and of the mutual representations, warranties, covenants and agreements contained herein, Tubby's and R Corp hereby agree that R Corp shall be merged into Tubby's, which shall be the surviving corporation, and that the plan, terms and conditions of such merger shall be as follows:

                                  ARTICLE I
                        Merger of R Corp Into Tubby's

      1.01 The Merger. On the Effective Date of the Merger (as defined in
           Section 4.02), R Corp shall be merged into Tubby's, the separate existence of R Corp (except as it may be continued by operation of law) shall cease and Tubby's as the surviving corporation shall continue its corporate existence under the laws of the State of New Jersey and Tubby's shall possess all the rights, privileges, immunities, powers, franchises and authority, of a public as well as of a private nature, and be subject to all the restrictions, disabilities and duties of R Corp.

      1.02 Instruments. When requested by Tubby's, or by its successors or assigns, the officers and directors of R Corp last in office shall execute and deliver such instruments for transfer and shall take or cause to be taken such further or such other actions as shall be reasonably necessary in order to vest or perfect in Tubby's, or to confirm of record or otherwise to Tubby's, title to and possession of all the rights, powers, franchises and authority of R Corp.




                                  ARTICLE II
          Articles of Incorporation, Directors, Officers and By-Laws

      2.01 Articles of Incorporation. Except as provided below, the articles of incorporation of Tubby's, as in effect on the Effective Date of the Merger, shall be the articles of incorporation of Tubby's, as the surviving corporation, until they are amended as provided herein or by law.

      2.02 Directors and Officers. Upon the Effective Date of the Merger, the Board of Directors of Tubby's, the surviving corporation, shall consist of the persons who were Directors and officers of Tubby's prior to the Merger. Said Directors shall hold offices provided in the by-laws of the surviving corporation.

      2.03 By-Laws. The by-laws of Tubby's as in effect on the Effective Date of the Merger shall be the by-laws of the surviving corporation, until they are amended as provided therein or by law.

                                 ARTICLE III
                              Exchange of Shares

           The manner of exchanging the shares of Tubby's shall be as follows:

      3.01 Basis of Exchange of Tubby's Shares.

           (A) Each share of common stock, $.01 par value, of Tubby's outstanding on the Effective Date shall be exchanged for cash at the Merger Price of $1.10, other than shares of Tubby's held by shareholders of R Corp, which will not be exchanged.

           (B) Each share of Tubby's common stock exchanged and held by Tubby's as treasury stock shall be cancelled and retired and no shares of common stock of Tubby's shall be issued with respect thereto.

      3.02 Exchange Agent. As promptly as feasible after the Effective Date, Tubby's will make available to an exchange agent, for the holders of record of certificates of common stock of Tubby's, cash in sufficient quantities as shall enable shares of Tubby's to be surrendered and exchanged as herein provided.

      3.03 Surrender and Exchange of Shares. As promptly as feasible after the Effective Date, each holder of an outstanding certificate or certificates representing common stock of Tubby's shall be notified by the Exchange Agent and shall surrender such certificate or certificates to the Exchange Agent in the manner specified in the Exchange Agent's notification and such holders shall be entitled upon such surrender to received in exchange cash in the amount of $1.10 per share represented by the certificate or certificates so surrendered. Until so surrendered, each outstanding certificate which, prior to the Effective Date, represented common stock of Tubby's, shall not be transferable on the books of Tubby's.

           From and after the Effective Date, the sole rights of the holders of certificates representing common stock of Tubby's, except as otherwise provided by law, shall be to exchange the common stock of Tubby's for cash pursuant to the merger as herein provided.

      3.04 Transfers. If any cash for common stock of Tubby's is to be issued in a name other than that in which the certificate for common stock of Tubby's surrendered for exchange is registered, such exchange shall be on the condition that the certificate so surrendered shall be properly endorsed and otherwise enclosed for transfer acceptable to the Exchange Agent and the person requesting such exchange shall pay to Tubby's or the Exchange Agent any transfer or other taxes required by reason of the issuance of such cash for common stock of Tubby's or the Exchange Agent shall have determined that such tax has been paid or is not applicable.

      3.05 Termination of Exchange Agent's Duties. One year after the Effective Date, all cash which has been received by the Exchange Agent and has not been distributed as hereinbefore provided, shall be returned to Tubby's or its agent and the duties of the Exchange Agent shall thereupon terminate. Thereafter, subject to the applicable law, any stock holder of Tubby's who has not theretofore surrendered his certificate or certificates for exchange as herein provided shall be entitled, upon surrender of such certificate or certificates to Tubby's or its agent, to receive cash for the number of shares of common stock of Tubby's as set forth under this Agreement, without interest thereon.

      3.06 Financing. The Shareholders of R Corp agree to personally guarantee debt financing in the amount of $1,750.00 and agree to pledge personal collateral, if necessary, to procure said financing to be used for the exchange of shares on behalf of Tubby's.


                                  ARTICLE IV
                      Closing; Effective Date of Merger

      4.01 Closing. The closing of the transactions contemplated by this Agreement shall take place at the offices of Tubby's located at 6029 E. Fourteen Mile Road, Sterling Heights, Michigan 48312, at such date and time, within five business days after the satisfaction or waiver of the last of the conditions set forth in this Agreement to be satisfied or waived, as the parties may fix. The closing of such transactions is herein called the "Closing" and the date of that Closing is referred to herein as the "Closing Date." The Closing Date may be the same date as the Effective Date.

      4.02 Effective Date. Subject to the conditions in this Agreement and to the execution and filing of a Certificate of Merger in the manner required by the New Jersey Business Corporation Act and the filing of any documents that may be required by the Act, the Merger shall become effective at the close of business on such date as such filings are made or at such other date as stated in the Certificate of Merger (the "Effective Date"). Such filings shall be made on or as soon as practicable after the Closing.


                                  ARTICLE V
                  Representations and Warranties of Tubby's

           Tubby's hereby warrants and represents to R Corp as follows:

      5.01 Organization, Standing, Qualification, etc. Tubby's is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey and has all requisite corporate power and is duly authorized, qualified, franchised and licensed and to carry on its business as it is presently being conducted. Tubby's is qualified to do business in all states where the nature of Tubby's business and the ownership of its properties require it to become qualified as a foreign corporation.

      5.02 Capitalization. The authorized capital stock of Tubby's consists of 6,000,000 shares of common stock, with $.01 par value, of which 2,583,113 shares will be issued and outstanding as of the Effective Date of the Merger. All outstanding shares are duly authorized, fully paid, validly issued and nonassessable in accordance with applicable law. No dividends or other distribution of the assets of Tubby's have been declared or paid in the capital stock of Tubby's. There are no outstanding warrants, options, preemptive rights or rights to subscribe for or purchase any shares of Tubby's capital stock or any outstanding securities that are convertible into Tubby's capital stock.

      5.03 Authorization. The Board of Directors of Tubby's has approved this Agreement and the transactions contemplated hereby, has authorized the execution and delivery of this Agreement by Tubby's, and has authorized the submission of this Agreement and the transaction contemplated hereby to the Tubby's shareholders for their consideration with the recommendation that it be approved. Tubby's has full power, authority and legal right to enter into this Agreement and to consummate the transactions contemplated hereby and this Agreement constitutes a legal, valid and binding obligation of Tubby's enforceable in accordance with its terms.




      5.04 Subsidiaries. Other than directly or indirectly owning all of the capital stock of: (1) Tubby's Sub Shops, Inc., a Michigan corporation; (2) Tubby's Sub Shops Advertising Co., Inc., a Michigan corporation; (3) Sub Line Co., a Michigan corporation;
           (4) Tubby's Company Stores, Inc., a Michigan corporation; and (5) SUBperior Distribution Systems, Inc., a Michigan corporation (collectively referred to herein as the "Subsidiaries"). Tubby's does not own, directly or indirectly, any interest or investment, whether equity or debt, in any corporation, business, trust or other entity. Unless the context otherwise requires, any references herein to Tubby's shall be deemed to include the Subsidiaries.

      5.05 Compliance, Articles, Bylaws and Other Instruments. Tubby's is not in violation or default of any term or its Articles of Incorporation or Bylaws, or of any agreement, contract, commitment, instrument, indenture, judgment, decree of order, applicable to it and has timely filed all reports and any other documents required by it to be filed with any governmental agency. The execution, delivery and performance of this Agreement and the taking of action contemplated hereby will not result in any violation of or be in conflict with or constitute a default under
           (a) the Articles of Incorporation or Bylaws of Tubby's, or (b) any material agreement or instrument to which Tubby's or any consolidated subsidiary is a party or by which it is bound, or (c) any material judgment, decree or order to which Tubby's is subject, or result in the creation of any material lien, charge or encumbrance on any of the properties of Tubby's.

      5.06 Financial Statements.

           (a) Attached are the audited consolidated balance sheet of Tubby's and its subsidiaries as of November 30, 1998, and related audited consolidated statements of operation and changes of financial position for the year then ended, including the notes thereto and an unaudited consolidated balance sheet of Tubby's and its subsidiaries as of May 31, 1999 and related unaudited consolidated financial statements of operation and changes in financial position for the period then ended (the "Tubby's Financial Statements").

           (b) All such financial statements have been prepared with generally accepted accounting principles consistently applied throughout the periods involved. As of the date of any of such balance sheets except as and to the extent reflected or reserved against therein, Tubby's did not have any liabilities or obligations (absolute or contingent) which should be reflected in a balance sheet or the notes thereto prepared in accordance with generally accepted accounting principles, and all assets reflected therein are promptly reported and presently fairly the value of the assets of Tubby's in accordance with generally accepted accounting principles. Such statements of operations present fairly the results of operations of Tubby's for the periods indicated. Such statements of changes in financial position present fairly the information, which should be presented therein in accordance with generally, accepted accounting principles.

           (c) The financial and other books and records of Tubby's are in all material respects complete and correct and have been maintained in accordance with good business and accounting practice.

      5.07 Title and Related Matters. Tubby's has good and marketable title to all of its properties, interests in properties and assets, real and personal, which are reflected in the latest balance sheet included in the Tubby's Financial Statements or acquired after that date (except properties, interests in properties and assets sold or otherwise disposed of since such date in the ordinary course of business), free and clear of all mortgages, liens, pledges, charges or encumbrances except: (I) statutory liens or claims not yet delinquent, (ii) such imperfections of title and easements as do not and will not materially detract from or interfere with the present or proposed use of the properties subject thereto or affected thereby, or otherwise materially impair present business operations of such properties; or (iii) as described in the Tubby's Financial Statements.

     5.08. Inventory. The inventories of raw materials, work in progress and finished goods (collectively called "Inventories") shown on the most recent balance sheet of Tubby's included in the Tubby's Financial Statements consisted, and all such Inventories as of the Closing Date will consist, of items of a quality and quantity usable and saleable in the ordinary course of business by Tubby's, except for obsolete and slow-moving items and items below standard quality, all of which have been written down on the books of Tubby's to net realizable market value or have been provided for by adequate reserves. All items included in the Inventories are the property of Tubby's, except for sales made in the ordinary course of business since the date of the last balance sheet. For each of the sales of Inventories, either the purchaser had made full payment or the purchaser's liability to make payment is reflected on the books of Tubby's. No items included in the Inventories have been pledged as collateral or are held by Tubby's on consignment from others. The Inventories shown on the most recent balance sheet included in the Tubby's Financial Statements are based on quantities determined by physical count or measurement, taken within the preceding 12 months, and are valued at the lower of cost or market value (with cost determined on a first-in, first-out basis), all in accordance with generally accepted accounting principles applied on a basis consistent with that of prior years.

     5.09. Trade Secrets. Tubby's owns all inventions, franchises, discoveries, research, improvements, engineering processes, methods, practices, systems, designs, drawings, formulae, trade secrets, ideas or other know-how (collectively, the "Tubby's know-how") which are utilized by Tubby's in the conduct of its business, and no existing or former shareholder, officer or employee of Tubby's or any other person has any right or interest in any Tubby's know-how. Tubby's owns all of the Tubby's know-how free and clear of all liens or other forms of encumbrance.

     5.10. Insurance Policies. Tubby's has maintained and now maintains (I) insurance on all its assets and business of a type customarily insured, covering property damage and loss of income by fire or casualty, and (ii) adequate insurance protection against all liabilities, claims, and risks against which it is customary to insure.


     5.11. Tax Returns. Within the times and in the manner prescribed by law, Tubby's has filed all federal, state and local tax returns required by law and has paid all taxes, assessments and penalties due and payable. All taxes and governmental charges levied or assessed against the property or the business of Tubby's have been paid, other than taxes or charges the payment of which is not yet due or which, if due, is not yet delinquent or is being contested in good faith or has not been finally determined.

     5.12. Shareholder List. Tubby's will provide an alphabetical list, as of August 30, 1999, of all of the shareholders of Tubby's and the number of shares of Tubby's common stock owned by each of them. That list shall indicate which stock certificates have stop transfer orders and restrictive legends placed upon the.

     5.13. Stock Transfer Records. The stock transfer books and stockholders of Tubby's are in good order, complete, accurate, and up to date, and with all necessary signatures, and set forth all stock and securities issued, transferred and surrendered. No duplicate certificate has been issued at anytime heretofore without an indemnity agreement and/or bond being posted. No transfer has been made without surrender of the proper certificate duly endorsed. All certificates so surrendered have been duly cancelled.

     5.14. Corporate Record Books. The corporate record books of Tubby's are in good order, complete, accurate, up to date, with all necessary signatures, and set forth all meetings and actions set forth in all certificates of votes of stockholders or directors furnished to anyone at any time.

     5.15. Compliance with Laws and Regulations. To the best of its knowledge, Tubby's has complied with all applicable statutes and regulations of any federal, state or other applicable jurisdiction or agency thereof (including, without limitation, any law, any applicable licensing, building, zoning or other law, ordinance or regulation) affecting Tubby's properties or the operation of Tubby's business and has timely filed all reports and any other documents required by it to be filed with any governmental agency, except (i) to the extent that noncompliance would not materially and adversely affect the business, operations, properties assets or condition of Tubby's or (ii) to the extent that noncompliance would not result in any material liability.


                                  ARTICLE VI
                   Covenants of Tubby's Prior to the Merger

           Between the date hereof and the Effective Date of the Merger:

     6.01. Stockholders Meeting. The Board of Directors of Tubby's will submit this Agreement to its stockholders for their approval, and will recommend such approval, at a meeting thereof to be duly called and held at the earliest practicable date as may be agreed upon in writing by R Corp and Tubby's. That shareholders' meeting will be duly called, convened and conducted in accordance with all applicable requirements of the corporation laws of the State of New Jersey and in accordance and with all applicable provisions of the Articles of Incorporation and Bylaws of Tubby's and the resolutions adopted by the shareholders at that meeting will constitute the duly authorized actions of Tubby's and will be in full force and effect as of the Closing Date.

     6.02. Representations. Tubby's will take all action necessary to render accurate, as of the Effective Date of the Merger, Tubby's representations and warranties contained herein, and it will refrain from taking any action which would render any such representation or warranty inaccurate as of such time. Tubby's wi11 use its best efforts to perform or cause to be satisfied each covenant or condition to be performed or satisfied by it.

     6.03. Approvals. Tubby's will use its best efforts to obtain all licenses or other approvals required to be obtained by it from any appropriate governmental or regulatory body or other person in connection with the carrying out of the transactions contemplated by this Agreement and the continued operation of its business after the merger.

     6.04. Negotiations with Third Parties. Tubby's will not, without the prior approval of R Corp, engage in, or encourage discussions or negotiations with third parties relating to or otherwise approve (or approve without prior discussions with R Corp any unsolicited offer regarding) any merger, sale, or other disposition of any substantial part of Tubby's assets or stock.




                                 ARTICLE VII
                  Obligations of R Corp and its Shareholders

     7.01. Personal Guarantees and Pledge of Personal Assets. R Corp and its Shareholders, agree to personally guarantee debt financing for Tubby's in the amount of $1,750,000 to be used to complete the Merger, and to pledge personal assets as collateral to secure the repayment of said indebtedness.

     7.02. Stock Purchase, Redemption, and Shareholders Agreement. The Shareholders of R Corp agree to execute a Stock Purchase, Redemption and Shareholders' Agreement, with Tubby's for the purpose of equalizing the number of shares of Tubby's stock owned by each of them and to evidence their agreement to personally guarantee the debt financing referenced in section 7.01 and their agreement to pledge personal property as collateral for the repayment of the indebtedness.


                                 ARTICLE VIII
                   Representations and Warranties of R Corp

     R Corp hereby represents or warrants to Tubby's as follows:

     8.01. Organization, Standing, Qualification, etc. R Corp is a corporation duly organized, validly existing and in good standing under the laws of the State of Michigan and has all requisite corporate power and is duly authorized, qualified, franchised and licensed under all applicable properties and assets and to carry on its business as it is presently being conducted. R Corp is qualified to do business in all states where the nature of R Corp's business and the ownership of its properties require it to become qualified as a foreign corporation.

     8.02. Capitalization. The authorized capital stock of R Corp consists of 60,000 shares of common stock, par value, of which 3,000 shares are issued and outstanding. All outstanding shares are duly authorized, fully paid, validly issued and nonassessable in accordance with applicable law. No dividends or other distribution of the assets of R Corp have been declared or paid in the capital stock of R Corp. There are no outstanding warrants, options, preemptive rights or rights to subscribe for or purchase any shares of R Corp capital stock or any outstanding securities that are convertible into R Corp capital stock.

     8.03. Articles of Incorporation and Bylaws. The complete Articles of Incorporation and the Bylaws of R Corp as will be in effect on the Closing Date are attached.




     8.04. Authorization. The Board of Directors of R Corp has approved this Agreement and the transactions contemplated hereby, has authorized the execution and delivery of this Agreement by R Corp, and has authorized the submission of this Agreement and the transaction contemplated hereby to the R Corp shareholders for their consideration with the recommendation that it be approved. R Corp has full power, authority and legal right to enter into this Agreement and to consummate the transactions contemplated hereby and this Agreement constitutes a legal, valid and binding obligation of R Corp enforceable in accordance with its terms.

                                  ARTICLE IX
               Conditions to Obligations of R Corp and Tubby's

           The obligations of Tubby's and R Corp to effect the Merger are as follows:

     9.01. Stockholder Approval. Before the Closing, Tubby's Shareholders shall have approved this Agreement.

     9.02. Financing. Before submitting this Agreement for consideration and approval to Tubby's shareholders, R Corp and it shareholders shall have procured adequate financing for Tubby's to be used to complete the Merger. Before the closing, Tubby's and the shareholders of R Corp shall have closed on all required financing transactions.

     9.03. Fairness Opinion. Before submitting this Agreement for approval by Tubby's stockholders, Tubby's shall have received a favorable fairness opinion from Stout, Risuis, Ross, Valuation Consultants, Inc.

     9.04. No Material Adverse Change. Prior to the Closing, there shall not have occurred any material adverse change in the financial condition, business or operations of Tubby's.


                                  ARTICLE X
                                Miscellaneous

     10.01 Amendments. This Agreement may be amended at any time, prior to the Effective Date of the Merger, whether before or after the meeting of stockholders, by a written instrument executed by R Corp and Tubby's with the approval of their respective Boards of Directors, provided that no amendment shall change the exchange ratios set forth in Section 3.01 without the approval of the stockholders of both Tubby's and R Corp.

     10.02 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Michigan without reference to its principles of conflicts of laws. However, any questions of corporate law with respect to Tubby's or its subsidiaries shall be governed by New Jersey corporate law.

     10.03 Complete Agreement - Severability. This Agreement contains the entire understanding between the parties and supercedes any and all prior agreements between the parties. If any provision of the Agreement is found to be void by any court of competent jurisdiction, the remaining provisions shall remain in full force and effect

     10.04 Multiple Copies. This Agreement may be executed on multiple copies, each of which shall Constitute an original, but all of which shall constitute one and the same agreement.

IN WITNESS WHEREOF, R Corp and Tubby's have caused this Agreement and Plan of Merger to be executed as of the date first above written.



           R CORP                                TUBBY'S, INC.


             /s/  Vincent J. Tatone               /s/  Robert M. Paganes
           ------------------------------       -----------------------------
           By:  Vincent J. Tatone               By:  Robert M. Paganes
           Its:  Secretary                                 Its:  President










                                  Appendix B

                               Fairness Opinion

                           Stout Risius Ross, Inc.,









July 15, 1999

Board of Directors
Tubby's, Inc.
c/o Mr. Robert Paganes
6029 East 14 Mile Road
Sterling Heights, MI  48312-5802


Members of the Board:

We understand Tubby's, Inc. ("Tubby's" or the "Company") is considering a merger with R Corp pursuant to which all shareholders of the Company (the "Shareholders"), other than those shareholders that are also shareholders of R Corp, will receive cash in exchange for their shares of Tubby's, Inc. at the price of $1.10 per share. The aforementioned plan of merger is referred to hereinafter as the "Transaction."

You have requested, from a financial point of view, our opinion as to the fairness of this Transaction to the Shareholders of the Company. To arrive at our opinion, we performed an analysis to estimate the Fair Value of the common equity of the Company. We define Fair Value as the price at which property would exchange between a willing buyer and a willing seller, when the former is not under any undue compulsion to buy and the latter is not under any undue compulsion to sell, both having reasonable knowledge of the relevant facts.

In general, we considered the following factors in performing our analysis: the nature and history of the Company; the outlook for the economy and industry in which the Company operates; the book value and financial condition of the Company; the earning capacity of the Company; the dividend paying capacity of the Company; whether goodwill or other intangible value exists within the Company; previous sales of the Company's stock and the size of the block transferred; and the market prices of companies in the same or similar industries which trade in the open market.

In arriving at our opinion, we reviewed the Agreement and Plan of Merger (the "Agreement") and the associated proxy statement (the "Proxy Statement"), and held discussions with members of senior management of the Company concerning its business, industry, historical financial performance, and projected franchise openings and closings for the next five years. We examined the Company's audited and internally prepared financial statements for the years ended November 30, 1995 to 1998 and the Company's internally prepared interim financial statements for the six months ended May 31, 1999. We considered, to the extent available, the financial terms of certain other transactions involving target companies similar to Tubby's. In addition, we performed a discounted cash flow analysis based on the Company's future prospects and also a market comparable approach (which estimates value based on the price of comparable publicly traded stocks) to test the reasonableness of the proposed transaction terms.

Management's projections regarding store franchise openings and closings formed the basis of the discounted cash flow analysis. In addition to the foregoing, we conducted such other analyses and examinations and considered such other publicly available financial, economic, and market criteria as we deemed appropriate in arriving at our opinion.

We did not perform an independent valuation of all of the underlying assets and liabilities of the Company, nor have we been furnished with any such evaluation or appraisal.

Our opinion is premised on the assumption that the financial condition and prospects of the Company as of the date of this letter, including the balance sheet of the Company, has not changed materially since May 31, 1999, the date the latest financial information was available. In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information that was publicly available, furnished by the Company, or otherwise reviewed by or discussed with us. In that regard, we have relied upon Tubby's management as to the reasonableness and achievability of the financial and operating forecasts provided to us, and we have assumed that such forecasts reflect the best currently available estimates and judgements of management.

In connection with performing our services for the Board of Directors, we have not been authorized by the Company to solicit, nor have we solicited, third-party indications of interest for the acquisition of all or any part of the Company. Further, we were not requested to consider, and our opinion does not address, the relative merits of the contemplated Transaction as compared to any alternative business strategies that may exist for the Company or the effect of any other transactions in which the Company might engage.

Our opinion is necessarily based on market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of the date hereof.

We are acting as financial advisor to the Board of Directors of the Company and will receive a fee from the Company for our services. However, our compensation for providing financial advisory services to the Board is neither based nor contingent on the results of our analysis. Further, none of our employees who worked on this engagement has any known financial interest in the assets or equity of the Company or the outcome of our analysis. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement.

Our work is only to be utilized by the Board of Directors of the Company as one input to consider in the process of analyzing the contemplated Transaction. Further, our opinion is not intended to be, nor does it constitute, a recommendation to any of the Shareholders as to how such Shareholder should act in regard to the Transaction described in the first paragraph of this letter.

Our opinion may not be published or otherwise used or referred to, without our prior written consent. We understand that this opinion letter, subject to us giving written consent, may be attached to a Proxy Statement that will be sent to the Shareholders. In giving such consent, we do not hereby admit that we come within the category of persons whose consent is required under
Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission thereunder.

Based upon and subject to the forgoing, including the various assumptions and limitations set forth herein, it is our opinion that as of the date hereof, the Transaction, as detailed in the Agreement, is fair from a financial point of view to the Shareholders of the Company.

Yours very truly,

STOUT RISIUS ROSS, INC.


/s/  Gregory A. O'Hara
-------------------------------
Gregory A. O'Hara
Managing Director

















                             Financial Statements

                                 Tubby's Inc.

                            Consolidated Unaudited
                               Balance Sheet &
                           Statement of Operations

                              As of August, 1999

                     Tubby's INCORPORATED & SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEETS


                                                   August 31,    November 30,
                                                      1999          1998
ASSETS                                            (Unaudited)      (Note)
------                                            -----------    -----------
Current Assets
         Cash and Equivalents                    $   787,905    $   692,196
         Certificate of Deposit                      111,199        111,199
         Accounts Receivable - Trade, less
         allowance for doubtful accounts of
         $65,196 and $59,580                         757,576        702,990
         Inventories                                 394,209        328,280
         Prepaid expenses and other                   81,309         93,289
         Notes receivable                             82,941         59,721
                                                 -----------    -----------

Total Current Assets                               2,215,139      1,987,675
                                                 -----------    -----------

Property and Equipment
         Land                                        187,684        187,684
         Buildings and Improvements                  691,235        689,514
         Equipment                                   500,405        498,354
         Furniture and Fixtures                      144,835        140,815
         Vehicles                                     11,509         11,509
                                                 -----------    -----------
                                                   1,535,668      1,527,876
         Less: accumulated depreciation             (886,935)       861,659
                                                 -----------    -----------

Net Property & Equipment                             648,733        666,217
                                                 -----------    -----------

Other Assets
         Goodwill, less amortization of
            $294,984 and $112,370                    198,810        263,666
         Notes Receivable, less allowance
           for Doubtful accounts of $20,000
           and $20,000                               373,902        408,733
                                                 -----------    -----------
Total Other Assets                                   572,712        672,399
                                                 -----------    -----------

Total Assets                                     $ 3,436,584    $ 3,326,291
                                                 ===========    ===========

         See Accompanying Notes to Consolidated Financial Statements

                     Tubby's INCORPORATED & SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEET


                                                     August 31,   November 30,
LIABILITIES & STOCKHOLDERS' EQUITY                      1999         1998
                                                    (Unaudited)     (NOTE)
----------------------------------                  -----------   ------------
Current Liabilities
  Accounts Payable                                  $  264,961    $  379,176
  Accrued Liabilities:
     Compensation                                       44,455        20,738
     Other                                              22,126        24,695
  Deferred Revenue                                      36,000       114,954
  Long-Term Debt due within one year                    12,262        11,455
                                                    ----------    ----------

Total Current Liabilities                              379,804       551,018

Deferred Revenue                                        32,000        40,000

   Long-Term Debt, less amounts due in one year        111,178       120,346
                                                    ----------    ----------

Total Liabilities                                      522,982       711,364
                                                    ----------    ----------

Stockholders' Equity
Common Stock, $.01 Par Value, 6,000,000 shares
  authorized, 2,583,114 issued and outstanding          25,832        25,832
Additional Paid In Capital                           3,485,844     3,485,844
Retained Earnings (Deficit)                           (598,074)     (896,749)
                                                    ----------    ----------

Total Stockholders' Equity                           2,913,602     2,614,927
                                                    ----------    ----------

Total Liabilities and Stockholders' Equity          $3,436,584    $3,326,291
                                                    ==========    ==========


         See Accompanying Notes to Consolidated Financial Statements

                        TUBBY'S, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF OPERATIONS

                                            Three Months Ended           Nine Months Ended
                                         -------------------------   --------------------------
                                          August 31,    August 31,    August 31,     August 31,
                                             1999         1998           1999          1998
                                         (Unaudited)   (Unaudited)   (Unaudited)    (Unaudited)
                                         -----------   -----------   -----------    -----------
Revenues:
   Product Sales                         $1,611,757    $1,342,766     $4,617,690    $2,983,503
   Franchise Fees:
      Monthly                               263,404       279,382        729,643       671,057
      Initial                                24,500        36,500        111,500       111,001
   Food Sales                               337,514       262,787        731,485       655,218
   Advertising Fees                         193,760       160,715        589,958       496,009
   Equipment and Restaurant Sales            36,239        75,530        127,850       361,679
   Commissions & Other  Fees                 37,349        30,586        123,718       101,467
                                         ----------    ----------     ----------    ----------
Total Revenues                            2,504,523     2,188,266      7,031,844     5,379,934
                                         ----------    ----------     ----------    ----------

Costs & Expenses:
  Cost of Product Sales                   1,185,960     1,032,572      3,453,436     2,314,319
  Operating Expenses                        831,733     1,037,137      2,533,558     2,489,585
  Cost of Food Sales                        209,835       188,644        462,199       443,873
  Cost of Equipment & Restaurant Sales       30,349        65,152        108,168       294,053
                                         ----------    ----------     ----------    ----------
Total Costs & Expenses                    2,257,877     2,323,505      6,557,361     5,541,830
                                         ----------    ----------     ----------    ----------

Operating Income (Loss)                     246,646      (135,239)       474,483      (161,896)


Other Income (Expense):
   Interest Expense                          (2,961)       (5,817)        (9,015)      (10,648)
   Loss on disposal of assets               (43,586)            0        (43,586)            0
   Interest Income                           14,731        24,383         44,968        55,543
                                         ----------    ----------     ----------    ----------
Total Other Income (Expense)                (31,816)       18,566         (7,633)       44,895
                                         ----------    ----------     ----------    ----------

Income (Loss) Before Taxes on Income        214,830      (116,673)       466,850      (117,001)
Taxes on Income                              82,488             0        168,175             0
                                         ----------    ----------     ----------    ----------
Net Income (Loss)                        $  132,342    $ (116,673)    $  298,675    $ (117,001)
                                         ==========    ==========     ==========    ==========
Earnings (Loss) Per Share --
Basic & Diluted                          $     0.05    $    (0.05)    $     0.12    $    (0.05)
                                         ==========    ==========     ==========    ==========
Weighted Average Common
  Shares Outstanding                      2,583,114     2,583,114      2,583,114     2,583,114
                                         ==========    ==========     ==========    ==========

         See Accompanying Notes to Consolidated Financial Statements

                     TUBBY'S INCORPORATED & SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                     Nine Months Ended
                                                  -----------------------
                                                  August 31,   August 31,
                                                     1999         1998
                                                  ----------   ----------
Cash Flows From Operating Activities:
Net Income (Loss)                                 $ 298,675    $(117,001)
Adjustments To Reconcile Net Income(Loss)
To Net Cash Used and Provided By
  Operating Activities:
     Depreciation & Amortization                     95,389      125,846
     Taxes on Income                                158,729            0
     (Gain) Loss on disposal of assets               43,586       (1,287)
Increase (Decrease) In Cash Due To
    Changes In:
              Accounts Receivable                   (85,599)    (228,059)
              Inventories                           (65,929)    (223,859)
              Prepaid Expenses & Other               11,980      (57,878)
              Accounts Payable                     (114,215)     293,803
              Accrued Liabilities                    21,148       41,696
              Deferred Revenues                     (86,954)     (21,863)
                                                  ---------    ---------

Net Cash (Used In) Provided By
  Operating Activities                              276,810     (188,602)


Cash Flows From Investing Activities
           Sale of Certificate of Deposits                0          (16)
           Acquisition of McTub 49% interest              0      (65,000)
           Purchase of Property & Equipment        (109,462)     (19,616)
           Goodwill & Covenant not to Compete      (120,000)           0
           Payments On Notes Receivable              42,624      129,425
           Proceeds on sale of Property              14,098      147,138
                                                  ---------    ---------

Net Cash (Used In) Provided by
  Investing Activities                             (172,740)     191,931

Cash Flows From Financing Activities:
      Payments On Long-Term Debt                     (8,361)    (219,036)
                                                  ---------    ---------

Net Cash (Used In) Financing Activities              (8,361)    (219,036)
                                                  ---------    ---------

Net (Decrease) Increase In Cash                      95,709     (215,707)

Cash and Equivalents, at beginning of period        692,196      864,229
                                                  ---------    ---------

Cash and Equivalents, at end of period            $ 787,905    $ 648,522
                                                  =========    =========

         See Accompanying Notes to Consolidated Financial Statements

                        TUBBY'S, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (UNAUDITED)

1.         Consolidated Financial Statements

The accompanying financial statements do not include all of the information and footnotes necessary for the annual presentation of financial position, results of operation and cash flows in conformance with generally accepted accounting principles. In the opinion of the company, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and changes in cash flow at August 31, 1999 and August 31, 1998 and for all periods presented have been made.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These consolidated financial statements should be read in conjunction with the financial statements and notes thereto as of November 30, 1998 and the Form 10-KSB as of November 30, 1998.

2.         Accounting for Income Taxes

The Company has acquired net operating loss carry forwards relating to the SYF merger of approximately $670,000 which are available to offset future taxable income. However, to the extent such loss carry forwards are utilized to reduce future operating income, the related tax benefit will first be credited to goodwill until fully eliminated and then to income. In the nine months ending August 31, 1999, the Company had taxable income of approximately $466,800 that resulted in a reduction of goodwill of approximately $168,175. Utilization of these losses is limited based on the taxable income generated by the activity that generated these losses and expire beginning in 1999.

The Company also has net operating loss carry forwards for tax purposes of approximately $640,000 relating to losses incurred subsequent to the SYF acquisition which expire beginning in 2006.

As a result of the proposed merger discussed in Note 4, the availability of the net operating loss carry forwards may be limited.

3.       LITIGATION

During 1998, the Company exercised its option to purchase the building that houses its corporate headquarters for a total cost of $425,000. However, the seller claimed that the Company failed to strictly comply with the written option to purchase. As a result, the Company commenced a civil action against the seller to enforce the seller's obligation to sell the building to the Company and is awaiting a trial date. If the Company prevails in its litigation, it expects to finance the cost of the building.

4.              Proposed Merger

On May 5, 1999, the Company announced that the proposed merger between the Company and Interfoods of America, Inc., a Miami based Popeye's Chicken franchisee, which was previously announced by both Companies on December 16, 1998, had been canceled. At the same time, the company announced a new proposed merger between it and a private Michigan corporation, R Corp, whose shareholders include certain members of Tubby's current management. Pursuant to this proposed merger, all of the shareholders of Tubby's, other than shareholders that are shareholders of R Corp, would receive cash in exchange for their shares. The Company announced that, although the price per share had not been definitively set, the shares would be valued at somewhere between eighty cents and a dollar ($.80 -- $1.00) and that, ultimately, the proposed merger would be subject to a vote of the Company's shareholders. On July 16, 1999, the Company definitively established the merger price at $1.10 per share. The Company has received a fairness opinion from an independent valuation firm and a written commitment from a lender for adequate financing to complete the proposed merger. The Company has filed a preliminary proxy statement and a form Schedule 13-E with the Securities and Exchange Commission ("SEC"). Once the preliminary proxy statement is approved for distribution, the Company will set a date for its annual meeting at which it will present the proposed merger for a vote of the Company's Shareholders.

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS






      The Board of Directors
      Tubby's, Inc. and Subsidiaries
      Sterling Heights, Michigan

      We have audited the accompanying consolidated balance sheets of Tubby's, Inc. and Subsidiaries as of November 30, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tubby's, Inc. and Subsidiaries at November 30, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



                               BDO Seidman, LLP

      Troy, Michigan
      January 22, 1999

      REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS





      The Board of Directors
      Tubby's, Inc. and Subsidiaries


      We have audited the accompanying consolidated balance sheets of Tubby's, Inc. and Subsidiaries as of November 30, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tubby's, Inc. and Subsidiaries at November 30, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



                               BDO Seidman, LLP


      Troy, Michigan
      February 3, 1998

                     Tubby's, Incorporated & Subsidiaries
                         Consolidated Balance Sheets


                                                       November 30,
                                             ------------------------------
Assets                                       1998         1997        1996
                                             ----         ----        ----
Current Assets
Cash and equivalents                     $  692,196   $  864,229   $  793,494
  Certificate of deposit                    111,199      105,430      100,000
  Accounts receivable - trade, less
    allowance for doubtful accounts
    of $59,580, $36,740 & $20,850           702,990      443,810      245,267
  Inventories                               328,280       99,419      102,805
  Prepaid expenses and other                 93,289       76,832      135,644
  Notes receivable                           59,721       66,217       72,091
                                         ----------   ----------   ----------
Total Current Assets                      1,987,675    1,655,937    1,449,301
                                         ----------   ----------   ----------
Property and Equipment
  Land                                      187,684      325,347   $  325,347
  Building and improvements                 689,514      663,753      693,347
  Equipment                                 498,354      527,265      440,705
  Furniture and fixtures                    140,815      138,394      219,464
  Vehicles                                   11,509       15,009       15,009
                                          1,527,876    1,669,768    1,693,872
                                         ----------   ----------   ----------
  Less accumulated depreciation             861,659      773,576      654,255
                                         ----------   ----------   ----------
Net Property and Equipment                  666,217      896,192    1,039,617
                                         ----------   ----------   ----------

Other Assets
  Notes receivable, less allowance
    for doubtful accounts of $20,000,
    $0, & $5,894                            408,733      543,342      505,380
  Goodwill, less amortization of
    $112,370, $81,118, & $68,045            263,666      229,918      338,241
                                         ----------   ----------   ----------
Total Other Assets                          672,399      773,260      843,621
                                         ----------   ----------   ----------
Total  Assets                            $3,326,291   $3,325,389   $3,332,539
                                         ==========   ==========   ==========

See accompanying summary of accounting policies and notes to consolidated financial statements.

                     Tubby's, Incorporated & Subsidiaries
                         Consolidated Balance Sheets

                                                     November 30,
                                       --------------------------------------
Liabilities and Stockholders' Equity       1998          1997         1996
                                           ----          ----         ----
Current Liabilities
  Accounts payable                     $  379,176    $  106,407    $  189,929
  Accrued liabilities
  --Compensation                           20,738        19,887        21,075
  --Other                                  24,695        16,153        13,305
  Deferred revenue                        114,954       115,489        87,000
  Long-term debt due in one year           11,455       220,520       266,825
                                       ----------    ----------    ----------

Total Current Liabilities                 551,018       478,456       578,134

Deferred Revenue                           40,000        60,867        40,000

Long Term Debt, less amounts due
  in one year                             120,346       139,932       175,770
                                       ----------    ----------    ----------

Total Liabilities                         711,364       679,255       793,904
                                       ----------    ----------    ----------

Stockholders' Equity
  Common stock, $.01 par value,
    6,000,000 shares authorized,
    2,583,114 issued and outstanding       25,832        25,832        25,832
  Additional paid in capital            3,485,844     3,485,844     3,485,844
  Retained earnings (deficit)            (896,749)     (865,542)     (973,041)
                                       ----------    ----------    ----------

Total Stockholders' Equity              2,614,927     2,646,134     2,538,635
                                       ----------    ----------    ----------

Total Liabilities and
   Stockholders' Equity                $3,326,291    $3,325,389    $3,332,539
                                       ==========    ==========    ==========



See accompanying summary of accounting policies and notes to consolidated financial statements.

                     Tubby's, Incorporated & Subsidiaries
                    Consolidated Statements of Operations

                                                  Year Ended November 30,
                                             ----------------------------------
Consolidated Statements of Operations        1998           1997           1996
                                             ----           ----           ----
Revenues
  Product sales                          $ 4,397,578    $      --      $      --
  Franchise fees
  --Monthly                                  896,298        785,959        659,074
  --Initial                                  139,501        132,543        118,250
  Food sales                                 779,918        931,000        796,990
  Advertising fees                           649,118        650,909        569,982
  Equipment and restaurant sales             391,311        575,427        611,064
  Commissions and other fees                 112,259        479,848        367,856
                                         -----------    -----------    -----------

Total Revenues                             7,365,983      3,555,686      3,123,216
                                         -----------    -----------    -----------

Costs and Expenses
  Cost of product sales                    3,402,997           --             --
  Operating expenses                       3,239,755      2,357,938      1,942,490
  Cost of food sales                         512,836        667,854        588,257
  Cost of equipment and restaurant sales     341,197        470,315        527,005
                                         -----------    -----------    -----------

Total Costs and Expenses                   7,496,785      3,496,107      3,057,752
                                         -----------    -----------    -----------

Operating Income (Loss)                     (130,802)        59,579         65,464
                                         -----------    -----------    -----------

Other Income (Expense)
  Interest income                             69,951        108,430         94,899
  Interest expense                           (13,829)        (9,572)       (28,235)
  Loss on sale of fixed assets                (5,546)          --           (5,880)
  Miscellaneous                               49,019         44,362         (8,891)
                                         -----------    -----------    -----------

Total Other Income                            99,595        143,220         51,893
                                         -----------    -----------    -----------
Income (Loss) Before Taxes on Income         (31,207)       202,799        117,357

Taxes on Income                                 --           95,300           --
                                         -----------    -----------    -----------

Net Income (Loss)                            (31,207)       107,499        117,357
                                         ===========    ===========    ===========

Basic and Diluted Earnings (Loss)
   Per Share                                    (.01)           .04            .05
                                         ===========    ===========    ===========

Weighted Average Common
  Shares Outstanding                     $ 2,583,114    $ 2,604,720    $ 2,556,720
                                         ===========    ===========    ===========

See accompanying summary of accounting policies and notes to consolidated financial statements.

                     Tubby's, Incorporated & Subsidiaries
               Consolidated Statements of Stockholders' Equity



                                   Common               Additional     Retained
                                   Stock                  Paid-In      Earnings
                                   Shares      Amount     Capital      (Deficit)       Total
                                   ------      ------     -------      ---------       -----
Balance, at December 1, 1995     2,538,114   $ 25,382   $ 3,430,044   $(1,090,398)   $ 2,365,028

Issuance of common stock            45,000        450        55,800                       56,250

Net income                            --         --            --         117,357        117,357
                                 ---------   --------   -----------   -----------    -----------


Balance, at December 1, 1996     2,583,114   $ 25,832   $ 3,485,844   $  (973,041)   $ 2,538,635


Net income                            --         --            --         107,499        107,499
                                 ---------   --------   -----------   -----------    -----------


Balance, at November 30, 1997    2,583,114     25,832     3,485,844      (865,542)     2,646,134


Net loss                              --         --            --         (31,207)       (31,207)
                                 ---------   --------   -----------   -----------    -----------


Balance, at November 30, 1998    2,583,114   $ 25,832   $ 3,485,844   $  (896,749)   $ 2,614,927
                                 =========   ========   ===========   ===========    ===========


See accompanying summary of accounting policies and notes to consolidated financial statements.

                     Tubby's, Incorporated & Subsidiaries
                    Consolidated Statements of Cash Flows

                                                            Year Ended November 30,
                                                         ------------------------------
                                                         1998         1997         1996
                                                         ----         ----         ----
Cash Flows From Operating Activities
  Net income (loss)                                   $ (31,207)   $ 107,499    $ 117,357
  Adjustments to reconcile net income (loss)
    to net cash provided by (used in)
    operating activities
  Depreciation and amortization                         136,704      135,468      105,226
  Provision for doubtful accounts                        71,896         --           --
  Loss on sale of fixed assets                            5,546         --          5,880
  Taxes on income                                          --         95,300         --
  Increase (Decrease) In Cash Due to Changes In
  Accounts receivable                                  (282,479)    (198,543)     (11,596)
  Inventories                                          (228,861)       3,386      (67,965)
  Prepaid expenses and other                            (16,457)      59,195      (65,506)
  Accounts payable                                      272,769      (83,522)      26,457
  Accrued liabilities                                     9,393        1,660      (19,344)
  Deferred revenue                                      (21,402)      49,356      (44,000)
                                                      ---------    ---------    ---------

Net Cash (Used In)Provided By Operating Activities      (84,098)     169,799       46,509
                                                      ---------    ---------    ---------

Cash Flows From Investing Activities
  Increase in certificate of deposit                     (5,769)      (5,813)     (25,000)
  Net proceeds from sale of property and equipment      156,502        5,000       13,500
  Purchase of property and equipment                    (37,525)     (69,020)    (462,155)
  Payments on notes receivable                           92,508       52,912      134,936
  Sale of certificate of deposit and marketable
    securities                                             --           --        154,590
  Other assets                                             --           --         (2,242)
  Acquisition of partnership Interest                   (65,000)        --           --
                                                      ---------    ---------    ---------
Net Cash Provided by (Used In) Investing Activities     140,716      (16,921)    (186,371)
                                                      ---------    ---------    ---------

Cash Flows From Financing Activities
  Payments on long-term debt                           (228,651)    (232,143)     (74,038)
  Proceeds from long-term debt                             --        150,000         --
  Proceeds from issuance of capital stock                  --           --         56,250
                                                      ---------    ---------    ---------
Net Cash Used In Financing Activities                  (228,651)     (82,143)     (17,788)
                                                      ---------    ---------    ---------

Net Increase (Decrease) in Cash & Cash Equivalents     (172,033)      70,735     (157,650)
Cash and Equivalents, at beginning of period            864,229      793,494      951,144
                                                      ---------    ---------    ---------

Cash and Equivalents, at end of period                $ 692,196    $ 864,229    $ 793,494
                                                      =========    =========    =========

See accompanying summary of accounting policies and notes to consolidated financial statements.

                     TUBBY'S, INCORPORATED & SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              NOVEMBER 30, 1998


      1.   Summary  of  Accounting  Policies

      Principles of Consolidation

      The accompanying consolidated financial statements include the accounts of Tubby's Inc., and its wholly-owned subsidiaries (the "Company" or "Tubby's"). Intercompany balances and transactions have been eliminated.

      Nature of Operations

      The Company's revenue is derived from: (1) franchise and advertising fees for the rights to operate sit down and carry-out restaurants specializing in submarine sandwiches, hamburgers or steak sandwiches, pizzas or ice cream; (2) distribution of food and restaurant supplies to franchisees; (3) food sales at Company owned stores; (4) equipment sales to franchisees; and (5) vendor commissions and rebates. The Company and its franchisees operate restaurants in Michigan, Ohio, New Jersey, Arizona, Missouri, Nebraska and the province of Ontario Canada.

      Number of Restaurants in Operation:               November 30,
                                                      ----------------
                                                      1998        1997
                                                      ----        ----
       Operated by Franchisees
             Beginning of year                         84          68
             Franchises opened                         10          16
             Franchises closed                         (9)         (0)
             End of year                               85          84

      Operated by the Company
            Beginning of year                           4           6
             Stores opened                              0           0
             Stores sold                                0          (2)
             Stores closed                             (1)          0
             End of year                                3           4


      Concentrations of Credit Risk

      Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and equivalents, and accounts and notes receivable. At times such cash and equivalents in banks are in excess of the respective financial institution's FDIC insurance limit. The Company attempts to minimize credit risk by reviewing all franchisees' credit history before extending credit and by monitoring franchisees' credit exposure on a continuing basis. The Company establishes an allowance for possible losses on accounts and notes receivable, when necessary, based upon factors surrounding the credit risk of specific customers, historical trends and other information.

      Fair Values of Financial Instruments

      The carrying amounts of cash and equivalents, certificates of deposit, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short maturity of these items.

      The carrying amounts of the long-term debt issued pursuant to the Company's credit agreements and notes receivable approximate fair value because the interest rates on these instruments approximate market rates.

      Use of Estimates

      In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect (1) the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and (2) revenues and expenses during the reporting period. Actual results could differ from these estimates.

      Cash and Equivalents and Certificate of Deposit

      Cash and equivalents consist of cash, certificates of deposit, money market funds, U.S. Treasury bills and commercial paper with maturity dates not exceeding three months.

      Certificates of deposit with maturity dates exceeding three months are separately classified on the balance sheet.

      Inventories

      Inventories include food, restaurant supplies and equipment held for resale to franchisees. Inventories are stated at the lower of cost or market, with cost determined by the first-in, first-out method for food and restaurant supplies and specific identification methods for equipment.

      Property and Equipment

      Property and equipment are stated at cost. Depreciation is computed over the useful lives of the assets ranging from 5 to 40 years, using the straight-line method. Depreciation expense was $106,843 and $122,395 in 1998 and 1997, respectively.

      Goodwill

      Goodwill represents the excess of the cost of companies acquired over the fair value of their net assets at acquisition. The Company is amortizing goodwill over periods ranging from three years to forty years.

      The Company reviews goodwill for impairment based upon the estimated undiscounted cash flows over the remaining life of the goodwill. If necessary, impairment will be measured based on the difference between discounted future cash flows and the net book value of the related goodwill.

      Revenue Recognition

      Monthly franchise fees are recognized based on the franchisees' sales as earned, except where collection is not deemed probable. Advertising fees are recognized as related expenses are incurred.

      Initial franchise fees and fees from Area Development Agreements ("ADA's") are deferred until the Company has substantially met its obligations under the franchise agreement, which is generally at the time the store is opened. Deferred revenues under ADA's are recognized as revenue on a pro rata basis as each store opens.

      The Company recognizes product sales at the time of shipment.

      Advances under vendor rebate agreements are deferred and recognized as revenue over the term of the agreements.

      Advertising Costs

      The Company expenses the cost of advertising as incurred. Advertising expense was approximately $650,000 in both 1998 and 1997.

      Taxes on Income

      Deferred income taxes are recognized for the tax consequences of temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

      Earnings Per Share

      In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings per Share." SFAS No. 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where necessary, restated to conform to the SFAS 128 requirements. The following table presents the earnings per share calculations:

            For the Year Ended November 30,              1998        1997
                                                         ----        ----
      Numerator for Basic and Diluted Earnings
          per Share Net income (loss)                $  (31,207)   $  107,499

      Denominator
       Denominator for basic earnings per share -
          weighted average shares                     2,583,114     2,583,114

       Effect of dilutive securities stock options         --          21,606

       Dilutive Potential Common Stock
        Denominator for diluted earnings per
           share - adjusted weighted average
           shares and assumed  conversions            2,583,114     2,604,720

      Basic Earnings (Loss) Per Share                $     (.01)   $      .04

      Diluted Earnings (Loss) Per Share              $     (.01)   $      .04


      As a result of the net loss in 1998, no stock options were included in the computation of diluted earnings per share.

      Options to purchase 60,467 shares of common stock at prices ranging from $3.60 to $8.40 in 1997, were outstanding, but were not included in the computation of diluted earnings per share because the option's exercise price was greater than the average market price of the common shares.

      In January 1998, the Company declared a one for ten reverse stock split. As a result, the amount of outstanding shares was reduced from 25,831,131 to 2,583,114. In connection with the reverse stock split, the Company amended its Articles of Incorporation to reduce the number of shares authorized from 60,000,000 to 6,000,000. Retroactive effect has been given to all share and per share data contained in the consolidated financial statements.

      Long-lived Assets

      The Company reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in circumstance indicate that the carrying amount of the assets may not be recoverable. The Company evaluates whether impairment exists on the basis of undiscounted future cash flows from operations before interest for the remaining useful life of the assets. Any long-lived assets held for disposal are reported at the lower of these carrying amounts or fair value less costs to sell.

      Recent Accounting Pronouncements

      In June 1997, the Financial Accounting Standards Board issued SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." This statement is effective for financial periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Management has not determined the impact, if any, this statement may have on future financial statement disclosures.

      Additionally, SFAS 130, "Reporting Comprehensive Income" was issued in June 1997. Statement of Position (SOP) 98-5, "Reporting on the Cost of Start-Up Activities", was issued in April 1998 and SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", was issued in June 1998. These statements are effective in fiscal 1999 and 2000 and are not expected to have a material impact on the consolidated financial statements.

      Reclassifications

      Certain 1997 balances have been reclassified for purposes of comparison to the 1998 balances.

      2.   Inventories

           Inventories at November 30, 1998 and 1997 are summarized as follows:
                                                  1998            1997
                                                  ----            ----
                 Food and restaurant supplies   $297,475        $ 28,989
                 Equipment                        30,805          70,430
                                                --------        --------
                                                $328,280        $ 99,419
                                                ========        ========

      3.   Notes  Receivable

      Notes receivable consisted of the following at November 30, 1998 and 1997.

                                                         1998         1997
                                                         ----         ----
      Note receivable, due in monthly
         installments with interest at 10%,
         collateralized by a second mortgage
         on property, maturing in 2007                 $307,663    $ 330,296
                                                       --------    ---------
      Various notes receivable, due in monthly
         installments with interest at various
         interest rates up to 10%, collateralized
         by equipment, maturing through 2001            180,791      279,263

                                                        488,454      609,559
      Less: Amounts due within one year                  59,721       66,217
                    Allowance for doubtful accounts      20,000         --
                                                       --------    ---------
      Total Notes Receivable - Noncurrent              $408,733    $ 543,342
                                                       ========    =========

      The Company's recorded investment in impaired loans totaled $60,000, with $20,000 of related credit loss allowance. The Company's recorded investment in impaired loans totaled $43,000 in 1997, with no related credit loss allowance in 1997. The average recorded investment in impaired loans during 1998 was approximately $51,000 with no related interest income recognized. The average recorded investment in impaired loans during 1997 was $43,000; this balance was completely reduced in 1998 by payments of approximately $33,000 with the remaining balance being written off. Interest income on impaired loans is recognized only when payments are received. Interest income recognized in 1997 was approximately $21,000.

      4.   Revolving  Credit  Agreement

      The Company has entered into a $250,000 line-of-credit with a bank with interest payable at the bank's prime rate plus one-half percent (8.25% at November 30, 1998). Short-term borrowings are due on demand and are secured by a blanket lien on all assets of the Company and a pledged $100,000 certificate of deposit. No borrowings were outstanding under the line-of-credit at November 30, 1998 and 1997.

      5.   Long-Term  Debt

      Long-term debt consisted of the following at November 30, 1998 and 1997.

                                                          1998       1997
                                                          ----       ----
      Mortgage notes payable in equal monthly
        installments of $1,930 through March, 2002,
        at which time a balloon payment is due;
        with interest payable at 9.25%                   131,801    142,084

           Note payable - stockholder (see Note 14)         --      200,000

      Other                                                 --       18,368

                                                         131,801    360,452
                                                        --------   --------

      Less amounts due within one year                    11,455    220,520
                                                        --------   --------

                                                        $120,346   $139,932
                                                        ========   ========

      The Company has pledged substantially all of its property and equipment as collateral for repayment of debt.

      Annual maturities of long-term debt are as follows:

                               1999         $ 11,455
                               2000           12,560
                               2001           13,772
                               2002           94,014
                               ----         --------
                                            $131,801
                                            ========

      6.   Related  Parties

      Peter T. Paganes and Robert M. Paganes are directors, officers and shareholders of the Company and J. Thomas Paganes, their brother, is a shareholder of the Company. These shareholders own approximately 24% of the Company's outstanding common stock. They each own and operate franchised stores. The following is a summary of activity with these stockholders and their restaurants as of and for the years ended November 30, 1998 and 1997.

                                                          1998         1997
                                                          ----         ----
       Product sales, franchise and advertising fees    $867,809    $156,412

       Accounts receivable                                55,922      29,191

       Interest income                                        --       1,431


      7.   Income  Taxes

      Significant components of deferred tax assets and liabilities consisted of the following at November 30, 1998 and 1997.

      Deferred Tax Assets and Liabilites             1998          1997
      ----------------------------------             ----          ----
          Net operating loss carry-forwards       $ 531,000     $531,000
          Deferred revenue                           71,000       78,000
          Depreciation                               27,000       24,000
          Allowance for doubtful accounts            27,000       12,000
               Installment sale                     (25,000)     (27,000)
               Change to Accrual Method-
                 Section 481(a) adjustment          (20,000)     (30,000)
          Other                                     (23,000)       1,000
                                                  ---------     --------

          Net Deferred Tax Asset                    588,000      589,000

          Valuation allowance on net
            deferred tax asset                     (588,000)    (589,000)
                                                  ---------     --------
          Deferred Taxes                          $     --      $    --
                                                  =========     ========

      The following reconciles the expected income tax rate to the effective income tax rate.
                                                         1998      1997
                                                         ----      ----
      Income taxes at federal statutory rate            (34.0)%    34.0%
      Tax expense resulting from utilization of NOLs      --       47.0
      Valuation allowance adjustment                     (1.1)    (40.9)
      Non-deductible goodwill and entertainment
         expenses                                        44.1       8.3
      Other                                              (9.0)     (1.4)
                                                        -----      ----
      Effective Tax Rate                                 00.0%     47.0%
                                                        =====      ====

      The Company has acquired net operating loss carry-forwards of approximately $670,000 which are available to offset future taxable income. However, to the extent such loss carry-forwards are utilized to reduce future taxable income, the related tax benefit will first be credited to goodwill until fully eliminated and then to income. In 1997, the Company had taxable income of approximately $288,000 which when utilizing the loss carry-forwards resulted in a reduction of goodwill of $95,300. Utilization of these losses is limited based on the taxable income generated by the activity that generated these losses and the carry-forwards expire beginning in 1999.

      The Company also has net operating loss carry-forwards for tax purposes of approximately $892,000 relating to losses incurred subsequent to the above mentioned acquisition which expire from 2006 through 2009.

      As a result of the proposed merger discussed in Note 14 of the consolidated financial statements, the availability of the net operating loss carry-forwards may be limited.

      8.   Stock  Option  Plan

      The Company has stock option plans under which key employees may be granted options to purchase a specific number of shares of the Company's stock with option prices approximating market prices at the date of grant. Options are subject to the terms of each plan.

      The Company applies Accounting Principles Board Opinion No. 25 in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for the Plan. Had compensation expense for the Company's stock option plans been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, the Company's net income and net income per share would have been the following pro forma amounts:

                                 1998             1997
                                 ----             ----
      Net Income (Loss)
      As reported              $(31,207)        107,499
      Pro forma                 (43,963)         52,277

      Earnings Per Share
      As reported
              Basic                (.01)            .04
              Diluted              (.01)            .04
      Pro forma
              Basic                (.02)            .02
              Diluted              (.02)            .02

      As of November 30, 1998, 283,383 shares were reserved under the Incentive Stock Option Plan and 83,300 were reserved under the non-statutory Incentive Stock Option Plan. A summary of the options under both plans is as follows:

                                                           Weighted  Average
      Price                                     Shares       Exercise Price
      -----                                     ------     -----------------
      Incentive Stock Option Plan
      Outstanding, at December 1, 1996
           (60,467 exercisable)                  60,467         $3.10
           Granted                               13,500          3.30

      Outstanding, at November 30, 1997
           (60,467 exercisable at weighted
           average exercise price of $3.10)      73,967          3.20
           Forfeited                            (37,000)         2.70

      Outstanding at November 30, 1998
           (36,967 exercisable)                  36,967          3.60


                                                           Weighted  Average
      Price                                     Shares       Exercise Price
      -----                                     ------     -----------------
      Non-Statutory Incentive Option Plan
      Outstanding at December 1, 1996
           (20,000 exercisable)                  20,000        $ 3.60
           Granted                               20,500          1.60

      Outstanding at November 30, 1997
           (20,000 exercisable at weighted
           average exercise price of $3.60)      40,500        $ 2.60
           Forfeited                            (12,000)         1.50

      Outstanding at November 30, 1998
           (28,500 exercisable)                  28,500         $3.05

      The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in 1997: dividend yield of 0%; expected volatility of 74%; risk free interest rate of 6.2%; and expected lives of 3.3 years.

      The weighted average grant date fair value options granted in 1997 was $2.00. No options were granted in 1998.

      The following is a summary of stock options outstanding at November 30, 1998:

                                           Options Outstanding and Exercisable
                                           -----------------------------------
                                              Weighted Average     Weighted
                                                 Remaining         Average
                                                Contractual        Exercise
      Price Range                   Number      Life (Years)        Price
      -----------                   ------    ----------------     --------

      Incentive Stock Option Plan
      $ 3.10 -4.40                  36,833           6.0             3.60
        8.40                           134           2.0             8.40
                                    ------           ---            -----
                                    36,967           6.0            $3.60

      Non-Statutory Plan
      $  1.50 - 1.90                 8,500           8.5
      $  1.75 - 3.60                20,000           2.0             3.60
                                    ------           ---            -----
                                    28,500           4.0            $3.05


      9.   Employee Benefit Plan

      In 1997, the Company implemented a 401(k) plan covering substantially all full-time employees. The Company matches each employee's contribution up to a predetermined limit. The Company's contribution expense amounted to approximately $3,000 in 1998 and 1997.



      10. Operating  Leases

      The Company leases buildings, equipment, and restaurant space under various operating leases. The future minimum rental payments, under all operating leases containing minimum annual rental payments, are as follows:

                         1999              $ 56,513
                         2000                44,795
                         2001                29,256
                                           --------
                                           $130,564
                                           ========

      Total rent expense under the operating leases was approximately $102,000 and $120,000 for 1998 and 1997, respectively.

      11. Commitment and Contingency

      In connection with the distribution of food and restaurant supplies to franchisees, the Company entered into an agreement effective November 1, 1998 with an unaffiliated entity that is experienced with multiple location institutional food distribution to provide warehouse and distribution services for the Company. Minimum annual billings to the Company for these services must be $425,000. Failure to generate the volume necessary to achieve such annual billings will constitute a termination of the agreement. In connection with such termination or if the agreement is terminated without cause by the Company prior to September 1, 2002, the Company agrees to pay the unaffiliated entity the following amounts based on specific termination dates:

      o   Prior to September 1, 1999          - $225,000
      o   September 1, 1999 - August 31, 2000 - $150,000
      o   September 1, 2000 - August 31, 2001 - $ 75,000
      o   September 1, 2001 - August 31, 2002 - $ 50,000


      12. Supplemental Disclosure of Cash Flow Information

      Cash paid for interest during 1998 and 1997 amounted to $13,829 and $17,572, respectively. No amounts were paid for income taxes in 1998 and 1997.

      During 1997, the Company exchanged property and equipment for a note receivable totaling $85,000.


      13. Litigation Settlement

      o In January 1998, the Company entered into a release and settlement agreement with Patrick J. McCourt (McCourt), minority shareholder of McTub Company, in connection with the litigation between the Company and McCourt. The agreement required the Company to pay McCourt the sum of $200,000 which constitutes repayment of the principle of a term note dated in October 1993. Also, in connection with the agreement, the Company paid McCourt $65,000 for his 49% interest in McTub Company resulting in an increase in goodwill during 1998. The agreement discharged and released the Company from any and all claims with McCourt.

      o During 1998, the Company exercised its option to purchase the building that houses its corporate headquarters for a total cost of $425,000. However, the seller claimed that the Company failed to strictly comply with the written option to purchase. As a result, the Company commenced a civil action against the seller to enforce the seller's obligation to sell the building to the Company and is awaiting a trial date. If the Company prevails in its litigation, it expects to finance the cost of the building.

      14. Subsequent Events

      In December 1998, the Company and Interfoods of America, Inc. (Interfoods) entered into a proposed merger agreement which is subject to, among other things, approval by the shareholders of both parties. Under the terms of the proposed merger, Tubby's shall issue to Interfoods one new share of common stock (after giving effect to a planned one for five reverse stock split by Tubby's) for each two shares of outstanding Interfoods stock. The surviving corporation (Tubby's) will have approximately 3,300,000 shares (of which Tubby's shareholders will own approximately nineteen percent). Simultaneously with the merger, the surviving corporation (Tubby's) shall change its name to Interfoods of America, Inc. and shall sell all of Tubby's pre-merger assets to a related entity, the principals of which include certain members of Tubby's current management, for $2,500,000. *1

















     ------------------------------------------------------------------
      */{Unedited Footnote} Subsequently, on April 26, 1999, Interfoods advised Tubby's that, after a thorough evaluation, its Board of Directors decided not to proceed with the proposed merger.

                     TUBBY'S, INCORPORATED & SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              NOVEMBER 30, 1997

      1.   Summary  of  Accounting  Policies

      Principles of Consolidation

      The accompanying consolidated financial statements include the accounts of Tubby's Inc., its wholly-owned subsidiaries and its fifty-one percent partnership interest in the McTub Company (Tubby's Express). Intercompany balances and transactions have been eliminated.

      Natures of Operations

      The Company's and its subsidiaries' revenue is derived from: (1) franchise and advertising fees for the rights to operate sit down and carry-out restaurants specializing in submarine sandwiches, hamburgers or steak sandwiches, pizzas or ice cream; (2) food sales at Company owned stores; (3) equipment sales to franchisees; and (4) vendor commissions and rebates. The Company and its franchisees operate restaurants in Michigan, Ohio, New Jersey, Pennsylvania, Arizona, Missouri, Indiana and the provinces of Ontario and Alberta Canada.

      Concentrations of Credit Risk

      Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, certificates of deposit, marketable securities and accounts and notes receivable. At times such cash and equivalents in banks are in excess of the respective financial institution's FDIC insurance limit. The Company attempts to minimize credit risk by reviewing all franchisees' credit history before extending credit and by monitoring franchisees' credit exposure on a continuing basis. The Company establishes an allowance for possible losses on accounts and notes receivable, when necessary, based upon factors surrounding the credit risk of specific customers, historical trends and other information. The Company also establishes an allowance for possible losses, when necessary, for declines in market value of its marketable securities.

      Fair Values of Financial Instruments

      The carrying amounts of cash, cash equivalents, certificates of deposit, marketable securities, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short maturity of these items.

      The carrying amounts of the long-term debt issued pursuant to the Company's credit agreements approximate fair value because the interest rates on these instruments approximate market rates.

      Use of Estimates

      In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect (1) the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and (2) revenues and expenses during the reporting period. Actual results could differ from these estimates.

      Cash and Equivalents and Certificate of Deposit

      Cash and equivalents consist of cash, certificates of deposit, money market funds, U.S. Treasury bills and commercial paper with maturity dates not exceeding three months.

      Certificates of deposit with maturity dates exceeding three months are separately classified on the balance sheet.

      Inventories

      Inventories include food and equipment held for resale to franchisees. Inventories are stated at the lower of cost (primarily on a specific identification basis) or market.

      Property and Equipment

      Property and equipment are stated at cost. Depreciation is computed over the useful lives of the assets ranging from 5 to 19 years, using the straight-line method. Depreciation expense was $122,395 and $94,550 in 1997 and 1996, respectively.

      Goodwill

      Goodwill represents the excess of the cost of companies acquired over the fair value of their net assets at acquisition. The Company amortizes goodwill over periods not exceeding 40 years. The Company reviews goodwill for impairment based upon the estimated undiscounted cash flows over the remaining life of the goodwill. If necessary, impairment will be measured based on the difference between undiscounted cash flows and the book value of the related goodwill.

      Revenue Recognition

      Monthly franchise fees are recognized based on the franchisees' sales as earned, except where collection is not deemed probable. Advertising fees are recognized as related expenses are incurred

      Initial franchise fees and fees from Area Development Agreements ("ADA's") are deferred until the Company has substantially met its obligations under the franchise agreement, which is generally at the time the store is opened. Deferred revenues under ADA's are recognized as revenue on a pro rata basis as each store opens.

      Advances under vendor rebate agreements are deferred and recognized as revenue over the term of the agreements.

      Advertising Costs

      The Company expenses the cost of advertising as incurred. Advertising expense was approximately $651,000 and $582,000 in 1997 and 1996, respectively.

      Taxes on Income

      Deferred income taxes are recognized for the tax consequences of temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

      Earnings Per Share

      The computation of earnings per share is based on the weighted average number of outstanding common shares and equivalents. Common share equivalents included in the computation represent shares issuable upon assumed exercise of stock options which would have a dilutive effect in years where there are earnings.

      In January 1998, the Company declared a one for ten reverse stock split. As a result, the amount of outstanding shares has been reduced from 25,831,131 to 2,583,114. In connection with the reverse stock split, the Company amended it Articles of Incorporation to reduce the number of shares authorized from 60,000,000 to 6,000,000. Retroactive effect has been given to all share and per share data contained in the consolidated financial statements.

      The Financial Accounting Standards Board has issued SFAS No. 128 "Earnings per Share" which modifies the standards for computing earnings per share. The statement is effective for financial statements issued for periods ending after December 15, 1997. The statements are not expected to have a material impact on the Company's computation of earnings per share.

      Long-lived Assets

      The Company adopted the provision of Statement of Financial Accounting Standards No. 121 (SFAS 121) "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be disposed of" during the year ended November 30, 1997. SFAS 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and related goodwill to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. The effect of adopting this standard did not have a financial impact on the Company.

      The Company reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in circumstance indicate that the carrying amount of assets may not be recoverable. The Company evaluates whether impairment exists on the basis of undiscounted future cash flows from operations before interest for the remaining useful life of the assets. Any long-lived assets held for disposal are reported at the lower of these carrying amounts or fair value less costs to sell.

      Recent Accounting Pronouncements

      In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS 130), which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

      SFAS 130 is effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Because of the recent issuance of this standard, management has been unable to fully evaluate the impact, if any, the standard may have on future financial statement disclosures. Results of operation and financial position, however, will be unaffected by implementation of this standard.

      In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, (SFAS 131) which supersedes SFAS No. 14, Financial Reporting for Segments of a Business Enterprise. SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

      SFAS 131 is effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Because of the recent issuance of this standard, management has been unable to fully evaluate the impact, if any, it may have on future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of this standard.

      2. Marketable Securities

      The Company has classified its marketable securities as available-for-sale and are reported at fair market value with unrealized gains or losses reported as a component of stockholders' equity. Available-for-sale securities are comprised of corporate bonds. During each of the fiscal years and as of November 30, 1997 and 1996, there were no realized or unrealized gains or losses reported as cost approximated fair value.

      At November 30, 1997, corporate bonds included in available-for-sale securities have contractual maturities exceeding ten years.

      3. Inventories

      Inventories at November 30, 1997 and 1996 are summarized as follows:

                                                     1997        1996
                                                     ----        ----
      Equipment                                    $ 70,430   $ 80,994
      Food and paper goods                           28,989     21,811
                                                   --------   --------
                                                   $ 99,419   $102,805
                                                   ========   ========

      4.   Notes  Receivable

      Notes receivable consisted of the following at November 30, 1997 and 1996.

                                                     1997       1996
                                                     ----        ----
      Note receivable, due in monthly
         installments with interest at 10%,
         collateralized by a second mortgage
         on property, maturing in 2007             $330,296   $347,629

      Various notes receivable, due in
         monthly installments with interest
         at various interest rates up to 10%,
         collateralized by equipment,
         maturing through 2001                      279,263    229,842
                                                   --------   --------

                                                    609,559    577,471
      Less amounts due within one year               66,217     72,091
                                                   --------   --------
      Total Notes Receivable - Noncurrent          $543,342   $505,380
                                                   ========   ========

      The Company's recorded investment in impaired loans totaled $43,000, with no related credit loss allowance, in 1997 and 1996. The average recorded investment in impaired loans during 1997 was $43,000, with related interest income recognized in 1997 of approximately $21,000. Interest Income on impaired loans is recognized only when payments are received.

      5.   Revolving  Credit  Agreement

      In January 1997, the Company entered into a $250,000 line-of-credit with a bank with interest payable at the bank's prime rate plus one-half percent (9.0% at November 30, 1997). Short-term borrowings are due on demand and are secured by a blanket lien on all assets of the Company and a pledged $100,000 certificate of deposit. No borrowings were outstanding under the line-of-credit at November 30, 1997 and 1996.

      6.   Long-Term  Debt

      Long-term debt consisted of the following at November 30, 1997 and 1996.

                                                          1997       1996
                                                          ----       ----
       Notes payable- stockholder (see Note 13)         $200,000   $200,000

       Mortgage notes payable in equal monthly
          installments of $1,930 through March, 2002,
          at which time a balloon payment is due;
          with interest payable at 9.25%                 142,084    180,704

       Other obligations payable in equal monthly
          installments of $1,100 through September
          2000, with interest of up to 9%                 18,368     19,857

       Notes payable - paid during 1997                     --       42,034
                                                        --------   --------
                                                         360,452    442,595
       Less amounts due within one year                  220,520    266,825
                                                        --------   --------
                                                        $139,932   $175,770
                                                        ========   ========

      The Company has pledged substantially all of its property and equipment as collateral for repayment of debt.

      Annual maturities of long-term debt are as follows:

                                     1998       $220,520
                                     1999         16,223
                                     2000         15,906
                                     2001         13,700
                                     2002         94,103
                                     ----         ------
                                                $360,452
                                                ========

      7.   Related  Parties

      Two founding stockholders of the Company are directors and are also officers. These stockholders own approximately 17% of the outstanding common stock. In addition to their responsibilities to the Company, they also own and operate three franchised Tubby's restaurants. The following is a summary of activity with these stockholders and their restaurants as of and for the years ended November 30, 1997 and 1996.

                                                    1997          1996
                                                    ----          ----
      Accounts receivable                        $ 29,191       $ 26,262

      Notes receivable, due in
         quarterly installments
         plus interest at 9%                           --         24,436

      Franchise and advertising fees              151,130        150,215

      Interest income                               1,431          3,401


      8.   Income  Taxes

      Significant components of deferred tax assets and liabilities consist of the following at November 30, 1997 and 1996.

       Deferred Tax Assets                                 1997        1996
       -------------------                                 ----        ----
          Net operating loss carry-forwards            $ 615,000   $ 725,000
          Allowance for doubtful accounts                 60,000      43,000
          Deferred revenue                                22,000      13,000
          Depreciation                                    12,000      10,000
          Other                                            1,000       2,000
                                                       ---------   ---------
          Net Deferred Tax Asset                         710,000     793,000
          Valuation allowance on net deferred
            tax asset                                   (710,000)   (793,000)
                                                       ---------   ---------
          Deferred Taxes                               $    --     $    --
                                                       =========   =========

      The following reconciles the expected income tax rate to the effective income tax rate.

                                                            1997        1996
                                                            ----        ----
      Income taxes (benefit) at federal statutory rate      34.0%       34.0%
      Tax expense resulting from utilization of NOLs        47.0         --
      Valuation allowance adjustment                       (40.9)      (53.7)
      Non-deductible goodwill and entertainment
         expenses                                            8.3        14.6
      Other                                                 (1.4)        5.1
                                                           -----        ----
      Effective Tax Rate                                    47.0%        -- %
                                                           =====        ====

      The Company has acquired net operating loss carry-forwards of approximately $918,000 which are available to offset future taxable income. However, to the extent such loss carry-forwards are utilized to reduce future taxable income, the related tax benefit will first be credited to goodwill until fully eliminated and then to income. In 1997, the Company had taxable income of approximately 288,000 which when utilizing the loss carry-forwards resulted of a reduction of goodwill of $95,300. Utilization of these losses is limited based on the taxable income generated by the activity that generated these losses and the carry-forwards expire beginning in 1999.

      The Company also has net operating loss carry-forwards for tax purposes of approximately $892,000 relating to losses incurred subsequent to the above mentioned acquisition which expire from 2006, through 2009.

      9.   Stock  Option  Plan

       The Company has stock option plans under which key employees may be granted options to purchase a specific number of shares of the Company's with option prices approximating market prices at the date of grant. Options are subject to the terms of each plan.

      The Company applies Accounting Principles Board Option No. 25 in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for the Plan. Had compensation expense for the Company's stock option plans has been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, the Company's net income and net income per share would have been the following pro forma amounts:

                                             1997             1996
                                             ----             ----
               Net Income
               As reported                $107,499           117,357
               Pro forma                    52,276           117,357

               Earnings Per Share
               As reported                     .04               .05
               Pro forma                       .02               .05

      As of November 30, 1997, 283,383 shares were reserved under the Incentive Stock Option Plan and 83,300 were reserved under the non-statutory Incentive Stock Option Plan. A summary of the options is as follows:

                                                        Weighted  Average
      Price                                         Shares     Exercise Price
      -----                                         ------     --------------
      Incentive Stock Option Plan
             Outstanding, at December 1, 1995
             (2,967 exercisable)                   112,967       $2.50
             Exercised                             (45,000)       1.20
             Expired                                (7,500)       3.10

             Outstanding, at November 30, 1996
             (60,467 exercisable)                   60,467        3.10
             Granted                                13,500        3.30

             Outstanding at November 30, 1997
             (60,467 exercisable)                   73,967        3.20

                                                        Weighted  Average
      Price                                         Shares     Exercise Price
      -----                                         ------     --------------
      Non-Statutory Incentive Option Plan
             Outstanding at December 1, 1995
                and November 30, 1996
                (20,000 exercisable)                20,000       $3.60
                Granted                             20,500        1.60

             Outstanding at November 30, 1997
                     (20,000 exercisable)           40,500        2.60

      The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in 1997: dividend yield of 0%; expected volatility of 74%; risk free interest rate of 6.2%; and expected lives of 3.3 years.

      The weighted average grant date fair value options granted in 1997 was $2.00.

      The following is a summary of stock options outstanding at November 30, 1997:

                                                    Options Outstanding
                                                -----------------------------
                                                Weighted Average     Weighted
                                                   Remaining         Average
                                                  Contractual        Exercise
      Price Range                      Number     Life (Years)        Price
      -----------                      ------   ----------------    ---------

      Incentive Stock Option Plan
      $ 1.60 -1.90                     20,000          7.7             $1.80
        3.10 -4.40                     53,833          7.3              3.70
        8.40                              134          6.0              8.40
      ------------                     ------          ---             -----
                                       73,967          7.4             $3.20

      Non-Statutory Plan
      $ 1.50 - 1.90                    20,500          9.7             $1.60
        3.60                           20,000          4.0              3.60
      -------------                    ------          ---             -----
                                       40,500          6.9             $2.60

                                                Options Exercisable
                                                -------------------
                                                 Weighted Average
      Price Range                     Number      Exercise Price
      -----------                     ------    -------------------
      Incentive Stock Option Plan
      $ 1.60 -1.90                    20,000         $ 1.80
        3.10 -4.40                    40,333           3.70
        8.40                             134           8.40
      ------------                    ------         ------
      Non-Statutory Plan
      $ 3.60                          20,000         $ 3.60
      ======                          ======         ======

      The weighted average exercise price of the 60,467 shares which were exercisable at November 30, 1996, was $3.10.

      10. Employee Benefit Plan

      In 1997, the Company implemented a 401(k) plan covering substantially all full-time employees. The Company matches each employee's contribution up to a predetermined limit. The Company's contribution expense amounted to approximately $3,000 in 1997.

      11. Operating  Leases

      The Company leases buildings, equipment, and restaurant space under various operating leases. The future minimum rental payments, under all operating leases containing minimum annual rental payments, are as follows:

                     1998            $76,540
                     1999             44,370
                     2000             30,560
                     2001             14,300
                                     -------
                                     $65,770
                                     =======

      Total rent expense under the operating leases was approximately $120,000 and $129,000 for 1997 and 1996, respectively.

      12. Supplemental  Disclosure  of  Cash  Flow  Information

          Cash paid during the year for:

          Year Ended November 30,          1997         1996
          -----------------------          ----         ----
          Interest                       $17,572      $28,235
          Income taxes                      --         10,000

      During 1997, the Company exchanged property and equipment for a note receivable totaling $85,000.

      13. Litigation Settlement

      In January 1998, the Company entered into a release and settlement agreement with Patrick J. McCourt (McCourt), minority shareholder of McTub Company, in connection with the litigation between the Company and McCourt. The agreement required the Company to pay McCourt the sum of $200,000 which constitutes repayment of the principle of a term note dated in October 1993. The liability under the term note is included in the "long-term debt due in one year" caption in the accompanying consolidated balance sheets. Also, in connection with the agreement, the Company agreed to pay McCourt $65,000 in 1998 for his 49% interest in McTub Company. The agreement discharges and releases the Company from any and all claims with McCourt.

      14. Subsequent Events

      o Subsequent to November 30, 1997, the Company entered into a commitment for the purchase of the building that houses its corporate headquarters fort the total cost of $425,000. Long term financing will be obtained in connection with the purchase of the building.

      o In February 1998, the Company began a new subsidiary named SUBperior Distribution Systems, Inc. ("SDS"). SDS was formed by management to become its distributor of food and restaurant supplies to the franchised and Company-owned Tubby's Sub Shops. SDS has contracted with an unaffiliated company that is experienced with multiple location institutional food distribution to provide the warehouse and distribution to provide the warehouse and distribution activities that are required to serve Tubby's Sub Shops. In connection with the addition of the new subsidiary the Company entered into an additional line-of-credit agreement, which allows for maximum borrowings of $250,000 with interest payable at prime plus one-half percent.

[Proxycard front]
                                TUBBY'S, INC.

           Proxy Solicited on Behalf of the Board of Directors for Annual Shareholders Meeting ________, 1999

           The undersigned hereby appointed PETER T. Paganes and ROBERT M. Paganes, jointly and severally, proxies, with the full power of substitution, to represent the undersigned at the Annual Meeting of Shareholders of Tubby's, Inc., to be held at the Best Western Inn, 34911 Van Dyke Avenue, Sterling Heights, Michigan 48312 on _______________ at 10:00 a.m., or at any adjournments thereof, and to vote all shares of common stock of Tubby's, Inc., which the undersigned is entitled to vote, and act with all the powers the undersigned would possess if personally present at the meeting:

           1.  "FOR" / /     "AGAINST" / /      "WITHHOLD VOTE FOR" / /

The approval of the Agreement and Plan of Merger for the proposed Merger of Tubby's, Inc. and R Corp:

           2.  "FOR" / /     "AGAINST" / /      "WITHHOLD VOTE FOR" / /

The election of the following persons as Directors of the Company to hold office until the next Annual Meeting and until their successors shall have been elected and qualified:

            Robert M. Paganes, Peter T. Paganes, Vincent J. Tatone

  A VOTE FOR ANY OF THE ABOVE MAY BE WITHHELD BY LINING OUT THEIR NAME(S).

           3. In their discretion, for or against such other matters as may properly come before the meeting or any adjournment or adjournment thereof:

           The Board of Directors recommends a vote "FOR" Items 1 and 2.

           Unless otherwise directed herein, the proxy or proxies appointed hereby are authorized to vote "FOR" Items 1 and 2 and to vote in their discretion with respect to all other matters which may come before the meeting or any adjournments thereof.

           If only one of the above-named proxies shall be present in person or by substitute at the Meeting, or any adjournment thereof, then that one, either in person or by substitute, may exercise all of the powers hereby given.
           This proxy may be revoked prior to its exercise.

                                             (Continued on the reverse side)





[Proxycard back]

                        (Continued from reverse side)

           Any proxy or proxies heretofore given to vote such shares are hereby revoked.


                             Dated:_______________________________, 1999

                             -------------------------------------------

                             -------------------------------------------

                             Please sign exactly as name appears hereon.
                             Executors, administrators, trustees, etc. should give full title as such



             (This proxy is solicited by the Board of Directors)
-------------------------------------------------------------------------
               IMPORTANT: PLEASE DATE, SIGN AND RETURN PROMPTLY
               IN THE ENCLOSED ENVELOPE, NO POSTAGE REQUIRED.